2003 Annual Report

FIRST SECURITY BANCORP

Selected Financial Highlights

(In thousands, except ratios and per share amounts)

For the Year	2003	2002	2001
Net Interest Income	$ 5,929	6,186	$ 4,568
Provision for Loan Losses	669	1,475	447
Noninterest Income	2,758	2,099	653
Noninterest Expense	7,272	5,442	3,684
Income Taxes	126	322	68
Net Income	620	1,049	1,022
Basic Earnings Per Share	.42	.72	.70
Diluted Earnings Per Share	.41	.69	.69
Market Price Per Share	17.50	21.00	16.00
Full Time Equivalent Employees	62	57	40

At Year End	2003	2002	2001
Total Assets	$ 238,258	231,086	$ 202,270
Deposits	190,640	188,955	168,744
Loans, Net of Allowance for Losses	158,733	164,999	150,884
Allowance for Loan Losses	2,379	2,457	1,538
Shareholders' Equity	20,112	18,464	16,827
Book Value Per Share	12.90	12.68	11.55
Common Shares Outstanding	1,558,690	1,456,250	1,456,250

Significant Ratios of the Year	2003	2002	2001
Return on Average Assets	.27%	.47%	.62%
Return on Average Common Equity	3.22	5.86	6.06
Allowance to Total Loans	1.48	1.47	1.01
Net Charge-Offs to Average Loans	.46	.34	.10
Equity to Assets (Averages)	8.36	8.05	10.15
Net Interest Margin (Tax Equivalent)	2.84	3.11	3.02
Operating Efficiency Ratio	84	66	71



First Security is privileged to have so many good people; they are the core strength of our Bank. It's a tribute to the leadership and guidance of our Board and the dedication and focus of our employees that they have been able to carry our Bank through the recent period of uncertainty and change without it having a significant effect on our client base.

Since joining First Security, I have spoken with virtually every employee and board member seeking input on how to improve the Bank. I'm truly impressed with their experience and expertise and their desire to do the right things for our clients and our shareholders. Their esprit de corps can take this institution a long way and, with the type of group energy I've found, the journey will be exciting and enjoyable.

An initial goal was to rebuild our management team to make sure we identify opportunities, set goals and align the Bank's products and operating systems to meet those opportunities. To accomplish those tasks, we have assembled an excellent team:

John Sullivan, a former CPA with over 25 years banking experience in a variety of positions including Chief Operating Officer and CEO, continues to serve as the Bank's Chief Financial Officer.

Don Shannon, already known as one of the most respected lenders in Lexington, now serves as our Senior Lending Officer. With over 42 years lending experience, Don is responsible for guiding the commercial lending team in our efforts to grow and strengthen business and commercial real estate relationships.

David Chrisman brings 18 years experience to his new role as the Chief Credit Officer of First Security Bank. His expertise enhances our ability to make good, timely credit decisions while assuring we have proper, effective credit policies and procedures.

Dave Donaldson recently joined First Security as Head of Marketing and Retail Banking. His 25 years of banking experience in marketing, retail product design and delivery, and business development provides strong leadership to expand our retail banking efforts.

Brady Ratliff, with over 30 years experience in residential mortgage lending, continues to lead our residential mortgage efforts at First Security Mortgage.

Linda Critchfield has recently been chosen from our staff to serve as Head of Operations. With over 30 years of related experience, she is responsible for Information Technology plus Loan and Deposit Operations activities.

Sallylyn Williams, an original member of the First Security team, has worked in Human Resources for over 20 years. Her experience serves our Bank well as she continues to coordinate this most important area.

While expense management and cost containment are important steps to improving profitability, expanding our business will be even more valuable. Our initiatives will focus on gaining new clients and deepening the commercial and individual relationships with our current clients.

All that said, we'll never lose sight of the top-notch focus on service that has made First Security so successful. We're simply going to increase our efforts and focus more attention on our clients. We will become even more diligent in assisting them, identifying their financial needs and proactively offering them high quality financial solutions.

Coming back "home" to First Security has been a great step for me. I'm honored to be given the opportunity to return to a familiar market, to assist clients old and new, and to work with such a loyal and dedicated group of shareholders, directors and employees. As a team, achieving success in today's competitive environment will take many steps, big and small. I think the journey is going to be a lot of fun. I look forward to it.

Doug Hutcherson
President and CEO


FIRST SECURITY

Downtown
318 East Main Street, Lexington, Kentucky 40507

Even in a challenging rate environment, deposits rose 7.7% to over $100 million in our downtown office primarily from increases in CD and IRA balances.



Southland
2100 Southview Drive, Lexington, Kentucky 40503

In a very mature market, the First Security office in Southland continues to have the highest deposit base for any bank branch in the Lexington market.



Palomar
3750 Palomar Centre Drive, Lexington, Kentucky 40513

Opened in 2001, the Palomar Centre Office experienced deposit growth in excess of 25% and loan growth of 52.9%, both indicating the vitality of the area surrounding our newest branch.



Tates Creek
3616 Walden Drive, Lexington, Kentucky 40517

The Tates Creek Office ended its third year of operations with loan growth over 36% and deposit growth of 11.7%, ending the year with balances over $14 million.


FIRST SECURITY
MORTGAGE CO.

First Security Mortgage
190 Lowry Lane, Suite 120, Lexington, Kentucky 40503

With the refinancing boom in full swing, 2003 was a banner year for First Security Mortgage as they provided over 500 families with money to either buy a home or lower the cost of their current home.

First Security Officers and Directors

First Security Bank Officers

Doug Hutcherson, President & Chief Executive Officer
Don Shannon, Executive VP & Senior Lending Officer
John Sullivan, Executive VP & Chief Financial Officer
David Chrisman, Senior VP & Chief Credit Officer
Dave Donaldson, Senior VP, Head of Marketing & Retail Banking
Brady Ratliff, First VP & President, First Security Mortgage
Jack Witt, Jr., First VP
Linda Critchfield, VP & Head of Operations
Keith Preston, VP & Retail Sales Manager
Allison Arnett, Assistant VP & Private Banking Officer
Diane Beidleman, Assistant VP & Bank Mortgage Originator
Jan Choate, Assistant VP & Internal Auditor
Donna Collins, Assistant VP & Bank Operations Manager
Sue Ezrine, Assistant VP & Marketing Director
Tamara Jarvis, Assistant VP & Manager, Main Office
Betty Lathram, Assistant VP & Loan Support Manager
Kim Noble, Assistant VP & Manager, Southland
Victor Rowe, Assistant VP & Manager, Palomar
Jennie Scott, Assistant VP
Sallylyn Williams, Assistant VP & Human Resources Officer

Board of Directors

Len Aldridge, Chairman[1,2]
Dennis Anderson[1,2]
Julian E. Beard[1,2]
Harold Glenn Campbell[1]
William A. Combs, Jr.[1,2]
A.F. Dawahare[1,2]
Kenneth L. Gerson, M.D.[1,2]
Tommy R. Hall[1,2]
R. Douglas Hutcherson[1,2]
Erle L. Levy[1,2]
Ira P. Mersack, M.D.[1,2]
Robert J. Rosenstein[1,2]
Richard S. Trontz[1]
William T. Vennes[1,2]
Kathy Walker[1]
Woodford Webb[1,2]

Advisory Directors

Michael Lischin
Don Poole
Irving Rosenstein
Warren W. Rosenthal
Sibu P. Saha, M.D.

[1] First Security Bancorp [2] First Security Bank

Shareholders Information

Common Stock Information

First Security Bancorp, Inc.'s Common Stock is listed on the Over-the-Counter Bulletin Board (OTC-BB) under the symbol "FSLK". Trading in Common Stock is infrequent. For further information you may contact our market makers, Winebrenner Capital Partners at 877 671.0015 or Michael Hedrei at Howe Barnes Investments, Inc. at 800 800.4693.

Sales Prices	Fourth Quarter 2003	Third Quarter 2003	Second Quarter 2003	First Quarter 2003
High	17.00	18.50	21.00	21.00
Low	14.75	17.00	17.05	16.25
Close	16.00	17.00	18.00	19.00

These price quotations are derived from data furnished by the National Association of Securities Dealers ("NASD") and, accordingly, Bancorp makes no guarantee of any nature as to the accuracy or reliability of such price quotations. Some trades may occur which are not reported through the NASD. Since there is no established public trading market for Bancorp common stock, there can be no assurance that the price information set forth above is representative of prices which could be obtained from sales of Bancorp common stock in established open market transactions.

Investor Contact

Sue Ezrine, Assistant Vice President
First Security Bank of Lexington
318 East Main Street
Lexington, KY 40507
859 367.3704

Stock Transfer Agent & Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800 866.1340

Annual Meeting

The annual meeting of shareholders will be held on Tuesday, May 18, 2004 at 10:00 a.m. at the SpringHill Suites, 863 South Broadway, Lexington, Kentucky 40504.

X PLEASE MARK VOTES AS IN THIS EXAMPLE

REVOCABLE PROXY
FIRST SECURITY BANCORP, INC.

ANNUAL MEETING OF SHAREHOLDERS
MAY 18, 2004

The undersigned hereby constitutes and appoints Dennis R. Anderson and Robert J. Rosenstein, or either of them, as proxies, each with full power of substitution, to vote the number of shares of common stock of First Security Bancorp, Inc. ("Bancorp") which the undersigned would be entitled to vote if personally present at the Annual Meeting of the shareholders of Bancorp to be held in the Meeting Room of the SpringHill Suites, 863 South Broadway, Lexington, Kentucky, on Tuesday, May 18, 2004 at 10:00 a.m., local time, and at any adjournment or postponement thereof (the "Meeting"), upon the following matters:

	For	With-hold	For All Except
1. ELECTION OF DIRECTORS: To elect the following six (6) persons as directors of Bancorp to serve for terms expiring with the Annual Meeting of shareholders in 2007 or until their successors are elected and qualify:	☐	☐	☐

Harold Glenn Campbell, William A. Combs, Jr., Dr. Kenneth L. Gerson, Tommy R. Hall, Richard S. Trontz and William T. Vennes

INSTRUCTION: To withhold authority to vote for any individual nominee, mark "For All Except" and write that nominee's name in the space provided below.

____

2. OTHER MATTERS: In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted for all persons set forth in Proposal 1 and for Proposal 2 above.

Please print and sign exactly as your name appears on stock certificate. When shares are held jointly, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership or similar entity, please sign in entity name by authorized person.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF FIRST SECURITY BANCORP, INC. AND MAY BE REVOKED PRIOR TO ITS EXERCISE.

Please be sure to sign and date this Proxy in the box below.

Date

Shareholder sign above — Co-holder (if any) sign above

Detach above card, sign, date and mail in postage paid envelope provided.

FIRST SECURITY BANCORP, INC.

PLEASE ACT PROMPTLY
SIGN, DATE & MAIL YOUR PROXY CARD TODAY

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

____

____

____

FIRST SECURITY BANCORP, INC.
318 East Main Street
Lexington, Kentucky 40507

Notice of Annual Meeting of Shareholders
to be held May 18, 2004

The Annual Meeting of Shareholders of First Security Bancorp, Inc. will be held in the Meeting Room of the SpringHill Suites, 863 South Broadway, Lexington, Kentucky 40504 on Tuesday, May 18, 2004 at 10:00 a.m., local time, for the purposes of considering and acting upon the following:

1. Election of six (6) Directors for three-year terms; and

2. Transaction of such other business as may properly come before the Annual Meeting and all adjournments thereof.

Only shareholders of record at the close of business on the record date, April 1, 2004, will be entitled to receive notice of and to vote at the Annual Meeting, or any adjournment thereof.

It is desirable that as many shareholders as possible be represented at the Annual Meeting. Consequently, whether or not you now expect to be present, please date, sign and return the accompanying form of proxy which is solicited by the Board of Directors of the Company and which will be voted as indicated in the accompanying proxy statement and form of proxy. A return envelope is provided which requires no postage. You may revoke the proxy at any time before the authority therein is exercised in the manner described in the accompanying proxy statement.

By order of the Board of Directors

John G. Sullivan

John G. Sullivan
Secretary/Treasurer

Lexington, Kentucky
April 15, 2004

Your Vote Is Important

Abstentions will be counted for purposes of determining the presence of a quorum at the Meeting. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the vote for the election of directors. A broker non-vote occurs when a broker or nominee who holds shares in "street name" cannot vote on a particular matter without instructions from the beneficial owner and no instructions have been received.

Shareholders may vote at the Meeting in person or by proxy. A shareholder may vote by proxy by signing, dating and returning the enclosed form of proxy before the Meeting. If a proxy in the accompanying form is properly executed and returned to the Company and not revoked, the shares represented by the proxy will be voted in accordance with the instructions set forth on the proxy. If no instructions are given, the shares represented will be voted for the director nominees as described in this proxy statement.

Any person executing the accompanying form of proxy may revoke it prior to the voting at the Meeting by giving written notice of revocation to the Secretary of the Company, John G. Sullivan, by filing a proxy bearing a later date with the Secretary, or by attending the Meeting and voting his or her shares in person.

Directors, officers and employees of the Company may solicit proxies by mail, in person, or by telephone or facsimile. They will receive no additional compensation for such services. The Company may make arrangements with brokerage firms and other custodians, nominees and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of Company common stock held of record by such persons. The Company will reimburse any such brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them for such services. The Company will bear all expenses associated with the solicitation of proxies and other expenses associated with the Meeting.

ITEM 1.

ELECTION OF DIRECTORS

In accordance with the Company's Articles of Incorporation, the Board of Directors is classified into three classes as nearly equal in number as the then total number of Directors constituting the whole Board permits. The directors in each class serve for a three year term, with one class elected annually. The term of those Directors listed below as Class III Directors expires at the Meeting and this Class contains the nominees to be elected to serve until the Annual Meeting of Shareholders in 2007.

The Board of Directors intends to nominate for election as Class III Directors the six (6) persons listed below, all of whom are presently serving as Class III Directors of the Company. Unless otherwise directed, the accompanying proxy, when executed and returned by a shareholder, will be voted for the election of all nominees named. If any of them is unable or unwilling to stand for election at the time of the Meeting, the proxies will be voted for such substitute nominee(s) as the Board of Directors recommends. At this time, the Board of Directors knows of no reason why any of the nominees listed below may not be able to serve as a director if elected.

The following tables set forth information with respect to each Class III Director, all of whom are nominees for re-election at the Meeting, and with respect to incumbent Directors in Classes I and II of the Board of Directors whose term extends beyond the Meeting.

Name and Age	Year First Elected Director	Positions with the Company	Business Experience During the Past Five Years
	CLASS III DIRECTORS (Terms Expire 2004)		
Harold Glenn Campbell (53)	2000	Director	Former Financial Advisor, Merrill Lynch Pierce Fenner & Smith; President and Chief Executive Officer, Farmers State Bank, Booneville, Kentucky 1983 – 2000
William A. Combs, Jr. (63)	2000	Director	Chairman of the Board, Dupree Mutual Funds; Secretary/Treasurer and Director, Mercedes-Benz of Cincinnati; Secretary/ Treasurer and Director, Ellerslie Corporation d/b/a/ Freedom Dodge Chrysler Plymouth Lexington; partner, Lexland LLC (real estate development company)
Dr. Kenneth L. Gerson (73)	2000	Director	Physician (Gerson & Greisner M.D.)
Tommy R. Hall (66)	2000	Director	President, T. Hall Properties LLC
Richard S. Trontz (49)	2000	Director	Owner, Hopewell Farm and Bluegrass Bloodstock Agency (bloodstock services and equine insurance)

Name and Age	Year First Elected Director	Positions with the Company	Business Experience During the Past Five Years
William T. Vennes (63)	2000	Director	Retired Vice President and General Manager of the Imaging Solutions Division, Lexmark International, Inc.
	CLASS I DIRECTORS (Terms Expire 2006)		
R. Douglas Hutcherson (56)	2003	Director, President and Chief Executive Officer	President and Chief Executive Officer of the Company since December 1, 2003; President and Chief Executive Officer of First Security Bank since December 1, 2003; Previously with Bank One, NA in Louisville, Kentucky [First Vice President and Credit Process Manager (2002 – 2003); Senior Vice President and Credit Support Manager (1999 – 2002); Senior Vice President and Senior Portfolio Manager (1997 – 1999)]
Dennis Anderson (52)	2000	Director	Owner, Dennis Anderson Real Estate, Inc. (real estate development and investment company)
Erle Levy (70)	2000	Director	Owner, Kentucky Lighting and Supply, Inc.

Name and Age	Year First Elected Director	Positions with the Company	Business Experience During the Past Five Years
Dr. Ira P. Mersack (63)	2000	Director	Physician (Dermatology Associates of Kentucky, P.S.C.); Partner, Margaux Farm LLC; Partner DAK Properties
D. Woodford Webb, Jr. (35)	2000	Director	Attorney (Webb, Hoskins, Glover & Thompson, P.S.C.); President, The Webb Companies
CLASS II DIRECTORS (Terms Expire 2005)			
Len Aldridge (66)	2000	Director	Vice President, Limited Partners of Lexington, Inc. (real estate management company)
Julian E. Beard (66)	2000	Chairman Emeritus and Founder	Director, Economic Development, Lexington-Fayette Urban County Government; Former Chief Financial Officer, Hopewell Farm and Bluegrass Bloodstock Agency; Retired President and Chief Executive Officer of the Company; Retired President and Chief Executive Officer of First Security Bank

Name and Age	Year First Elected Director	Positions with the Company	Business Experience During the Past Five Years
A.F. Dawahare (71)	2000	Director	President and Chief Executive Officer, Dawahare's, Inc. (retail clothier)
Robert J. Rosenstein (51)	2000	Director	President, Shopper's Village Liquors, Inc. (d/b/a The Liquor Barn); Commercial real estate developer
Kathy E. Walker (45)	2000	Director	Owner, Elm Street Resources, Inc. (coal sales agency)

Since the last annual meeting of shareholders, John Barlow (age 44, President of Barlow Homes, Inc.), a Class I director; David McCulloch (age 40, Vice President Packaging Systems Division, Schaefer Systems International), a Class I director; Nick Rowe (age 46, Vice President Operations, Kentucky American Water Company), a Class III director; Dr. Ronald Saykaly (age 61, Physician), a Class II director; and John Shropshire (the Company's former President, who has been succeeded by Mr. Hutcherson) have resigned as directors of the Company. With these changes, the Board of Directors has reduced the size of the Board to sixteen (16).

None of the nominees or continuing Directors is a director of any other company with a class of securities registered with the Securities and Exchange Commission pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of that Act, or of any company registered as an investment company under the Investment Company Act of 1940.

In addition to the directors listed in the tables above, Michael Lischin, Donald K. Poole, Irving Rosenstein, Warren W. Rosenthal and Dr. Sibu P. Saha serve as advisory directors of the Company.

BOARD AND COMMITTEE MEETINGS AND FUNCTIONS

During 2003 there were two standing committees of the Board of Directors of the Company: the Executive Committee and the Audit Committee. There were four standing committees of the Board of Directors of First Security Bank: the Asset Liability Management/Investment Committee, the Director Loan Committee, the Audit Committee and the Executive Committee. During 2004, each Executive Committee was eliminated by its respective Board of Directors.

The Audit Committee for the Company consists of Directors Anderson, Dawahare, Gerson, Mersack and Walker. The Audit Committee is responsible for appointing, overseeing and determining the levels of compensation of the Company's independent auditor and reviewing the Company's internal audit function.

The Executive Committee for the Company consisted of Directors Aldridge, Beard, Combs, Hutcherson, Rosenstein, Vennes and Webb. The Executive Committee previewed all matters that were brought to the Board of Directors and had the power to exercise the authority of the Board except for such actions as were required by law to be effected by the entire Board of Directors.

During 2003, the Company's Board of Directors held 12 meetings; its Executive Committee held 12 meetings and its Audit Committee held 10 meetings. The following Directors attended less than 75% of all meetings of the Company Board of Directors and committees on which they served during the year ended December 31, 2003: Messrs. Campbell (who attended 65%), McCulloch (who attended 50%), and Mersack (who attended 55%).

The Company does not have a standing compensation committee or a nominating committee. The functions of a nominating committee are performed by the full Board of Directors. Each of the members of the Board of Directors, with the exceptions of Mr. Hutcherson and Mr. Beard, is independent, as director independence is defined under the National Association of Securities Dealers (NASD) listing standards. In determining the impact of a credit relationship on a director's independence, we presume that extensions of credit that comply with Regulation O are consistent with director independence.

Until now, the Board of Directors believed it was appropriate not to have a nominating committee. First Security Bank was organized as a de novo bank in 1997, and the Company was formed as its holding company in 2000. Continuity on the Board was considered important as the organization established itself and developed its business, and it was the practice of the Board of Directors to consider first candidates who are existing directors when selecting nominees. With this practice, the Company has not had a charter under which the Board acts when it performs the functions of a nominating committee. Each of the nominees named in this proxy statement that the Board of Directors intends to nominate for election at the Meeting is currently serving as a director, and has been recommended for reelection by the directors, both non-management and management.

The Board of Directors is in the process of developing procedures under which a nominating committee composed of independent directors will be established to identify, evaluate and recommend candidates for nomination by the Board of Directors. The Board of Directors intends to have these procedures in place by the Meeting date. In any case, the Board of Directors will consider nominees recommended by shareholders. A shareholder desiring to submit such a recommendation to the Board of Directors for consideration at the 2005 Meeting should send written notice of the recommendation to the Secretary of the Company at the Company's principal executive offices prior to December 15, 2004.

The Company does not have a formal process for shareholders to send communications to the Board of Directors. As a community banking organization, the Board of Directors has not viewed it necessary to adopt a formal process; all directors are open to receiving communications from shareholders. The Board of Directors welcomes communications from shareholders. Shareholders may send communications to the Board of Directors or to any director in particular, in care of the

Company. Any correspondence addressed to the Board of Directors, or to any director in particular will be forwarded by us to the addressee, without review by management.

While not a formal policy, it is our practice that directors attend the annual meeting of shareholders. Fourteen directors of the Company were in attendance at the 2003 Annual Meeting of Shareholders.

SHARE OWNERSHIP BY DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of April 1, 2004, information about the number and percentage of shares of Company common stock beneficially owned by Company directors and executive officers, and by all Company directors and executive officers as a group, as well as information regarding the only persons known by the Company to own 5% or more of the outstanding shares of Company common stock. The table shows separately, and in total, the number of outstanding shares owned as of April 1, 2004 and the number of shares that can be acquired under options and warrants which are considered to be beneficially owned because the options and warrants are exercisable on or within 60 days of April 1, 2004. Except as otherwise indicated, all shares are owned directly, and the named persons possess sole voting and investment power with respect to all indicated shares.

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Name of Beneficial Owner	Amount and Nature of Beneficial Ownership as of April 1, 2004 Outstanding Stock	Shares Acquirable Within 60 Days[1]	Total Beneficial Ownership	Percent of Class*
Len Aldridge	48,425[2]	3,500	51,925	3.32
Dennis R. Anderson	39,920[3]	3,500	43,420	2.78
Julian E. Beard	14,880[4]	18,500	33,380	2.12
Harold Glenn Campbell	52,000[5]	3,500	55,500	3.55
William A. Combs, Jr.	42,680	3,500	46,180	2.96
A.F. Dawahare	25,896[6]	3,500	29,396	1.88
Dr. Kenneth L. Gerson	15,680	3,500	19,180	1.23
Tommy R. Hall	30,035[7]	3,500	33,535	2.15
R. Douglas Hutcherson	500	0	500	0.03
Erle L. Levy	17,680[8]	3,500	21,180	1.36
Dr. Ira P. Mersack	35,494[9]	3,500	38,994	2.50
Robert J. Rosenstein	35,854[10]	3,500	39,354	2.52
John G. Sullivan	0	0	0	---
Richard S. Trontz	26,922	3,500	30,422	1.95
William T. Vennes	42,680	3,500	46,180	2.96
Kathy E. Walker	21,250	3,500	24,750	1.58
D. Woodford Webb, Jr.	18,930	3,500	22,430	1.44
All Directors and Executive Officers as a group	468,826	67,500	536,326	32.98%**
5% Shareholders:				
Donald K. Poole 1999 Richmond Road Lexington, Kentucky 40502	196,242	3,500	199,742	12.79%
Warren W. Rosenthal P.O. Box 54826 Lexington, Kentucky 40555	82,146	3,500	85,646	5.48%

* Any shares reflected under the heading "Shares Acquirable Within 60 Days" for a named beneficial owner are deemed outstanding for purposes of computing the percentage of outstanding shares of Company common stock owned by such person but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

** All shares reflected under the heading "Shares Acquirable Within 60 Days" are deemed outstanding for purposes of computing this percentage.

[1] Reflects shares of which the named persons may be deemed to be beneficial owners as a result of rights they may exercise, within sixty days of April 1, 2004, to acquire beneficial ownership of such reflected shares.

[2] Includes 15,125 shares held by Brookhaven Trust Properties of which Mr. Aldridge is a co-trustee.

[3] Includes 10,000 shares held in an individual retirement account for the benefit of Mr. Anderson.

[4] Includes 14,680 shares held in an individual retirement account for the benefit of Mr. Beard.

[5] Shares are held by the Harold Glenn Campbell Trust.

[6] Shares are held by the S F Dawahare Limited Partnership.

[7] Includes 2,680 shares held by the Tommy R. and Linda R. Hall Dynasty Trust.

[8] Shares are jointly owned by Mr. Levy's wife, Sara Levy.

[9] Includes 15,000 shares held for the benefit of Dr. Ira Mersack by National City Bank as Custodian for both the Dermatology Associates of Kentucky, P.S.C. Profit Sharing Plan and Pension Plan.

[10] Includes 8,844 shares held by the Robert J. Rosenstein Revocable Trust; 7,000 shares held by the Rosenstein Family Charitable Foundation; and 10 shares held by Mr. Rosenstein as custodian for his son, Ross J. Rosenstein.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Section 16"), requires the Company's Directors and certain officers and beneficial owners of Company common stock (collectively, the "reporting persons") to file with the Securities and Exchange Commission (the "SEC") reports of ownership and changes in ownership of Company common stock. The reporting persons are required to furnish the Company with copies of all reports filed pursuant to Section 16.

Based solely upon a review of such reports received by it, or written representations from certain reporting persons that no Form 5 reports were required for those persons, the Company believes that, during fiscal 2003, all filing obligations applicable to the reporting persons were satisfied.

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EXECUTIVE COMPENSATION AND CERTAIN TRANSACTIONS

The following table summarizes compensation information for each person who served as the Chief Executive Officer or acting CEO of the Company during 2003 and the other executive officers of the Company in 2003 with annual compensation in excess of $100,000 (the named executive officers).

Summary

Name and Principal Position	Fiscal Year	Annual Compensation* Salary	Bonus	Long-Term Compensation Shares Underlying Options	All Other Compensation**
R. Douglas Hutcherson President and Chief Executive Officer, First Security Bancorp and First Security Bank	2003	$ 12,500	$50,000	20,000	$1,518.50
	2002	---	---	---	---
	2001	---	---	---	---
John G. Sullivan Executive Vice President and Chief Financial Officer, First Security Bancorp and First Security Bank; Acting CEO from September 2003 through November 2003	2003	$73,526	$22,500	---	$5,539.35
	2002	---	---	---	---
	2001	---	---	---	---
John S. Shropshire Formerly President, CEO and Chairman of the Board of Directors, First Security Bancorp and First Security Bank***	2003	$140,000	$17,000	---	$15,397.75
	2002	140,000	17,500	10,000	13,750.14
	2001	125,000	15,000	---	6,208.14
Andrew C. Hils Formerly Executive Vice President and Chief Credit Officer, First Security Bank****	2003	$120,000	$27,500	---	$8,931.17
	2002	57,500	30,000	3,500	3,327.80
	2001	---	---	---	---

*Annual Compensation does not reflect perquisites which, in the aggregate, are less than 10% of the officer's salary and bonus. For Mr. Hutcherson, whose employment with First Security Bank commenced December 1, 2003, the salary and bonus sums set forth below represent the monies paid Mr. Hutcherson in that regard during 2003. Mr. Hutcherson's annual salary with First Security Bank is $150,000. For Mr. Sullivan, whose employment with First Security Bank commenced April 7, 2003, the salary and bonus sums set forth below represent the monies paid Mr. Sullivan in that regard during 2003. Mr. Sullivan's annual salary with First Security Bank is $100,000.

** Represents the amounts contributed by First Security Bank to the named participants' accounts in the First Security Bank 401(K) Profit Sharing Plan (in 2003, Mr. Hutcherson $0, Mr. Sullivan $0, Mr. Shropshire $6,530.31, Mr. Hils $0) and the cost of group health, term life and long term disability insurance premiums paid by the Company for such individuals (in 2003, Mr. Hutcherson $0, Mr. Sullivan $5,539.35, Mr. Shropshire $8,867.44, Mr. Hils $8,931.17); the amount paid to Mr. Hutcherson in lieu of his participation in the 401(k) Profit Sharing Plan ($958.78); and the housing allowance provided Mr. Hutcherson in connection with his relocation to Lexington, Kentucky ($559.72)

*** Mr. Shropshire resigned his positions with the Company and First Security Bank effective September 1, 2003.

**** Mr. Hils resigned his position with First Security Bank effective January 30, 2004.

The following table provides information concerning individual grants of options to purchase the Company's common stock made to the named executive officer in 2003:

OPTION GRANTS IN 2003

Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh.)	Expiration Date (1)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term 5% ($)	10% ($)
R. Douglas Hutcherson	20,000	100%	14.00	Dec.1, 2013	14,000	28,000

(1) Twenty percent (20%) of the options granted become exercisable annually beginning September 15, 2004 for as long as Mr. Hutcherson remains in the employ of First Security Bank. If his employment is terminated without cause or because his employment agreement is not renewed, vesting will accelerate so that the options may be exercised within 30 days following termination of employment.

The following table provides information concerning stock option exercises by the named executive officer in 2003 and the value of unexercised options held by the named executive officers at December 31, 2003:

OPTION EXERCISES IN FY 2003 AND FY-END OPTION VALUE

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options at FY End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY End ($/share) (1) Exercisable/Unexercisable
John S. Shropshire	12,000 2,000	$ 51,000 (2) 4,000 (2)	0/0 0/0	0/0 0/0
R. Douglas Hutcherson	0	0	0/20,000	0/$40,000
Andrew C. Hils	0	0	0/3,500	0/0 (3)

(1) Value is calculated as the difference between the last sale price as furnished by the National Association of Securities Dealers (NASD) on December 31, 2003 and the option price.
(2) Value is calculated as the difference between the last sale price as furnished by the National Association of Securities Dealers (NASD) on the exercise date and the option price.
(3) Unexercised value is shown as $0 since the option price is greater than the last sale price on December 31, 2003.

Employee Benefit Plans

First Security Bank offers all full-time officers and full-time employees group life and medical and dental insurance coverage. First Security Bank also has a defined contribution 401(k) retirement plan which covers employees that meet certain age and length of service requirements. First Security Bank currently contributes to the 401(k) plan through a one hundred percent (100%) match of employee contributions up to 4.0% of employee compensation. First Security Bank also sponsors a Section 125 Cafeteria Plan that provides the employee the opportunity to use pre-tax dollars to pay for approved benefits instead of paying for these benefits using after-tax dollars.

Under the Company's Stock Award Plan, 200,000 shares of Company common stock are available for issuance under options which may be granted between 2000 and 2010. Both incentive stock options and non-qualified stock options may be issued under the Stock Award Plan, as well as restricted stock awards and stock appreciation rights. The purposes of the Stock Award Plan are to enable the Company to attract, retain and provide incentives for outstanding employees, Directors and Advisory Directors for the Company and First Security Bank, to reward excellent performance by employees and to further the growth, development and financial success of the Company. The Company Board of Directors administers the Stock Award Plan.

Employment Agreements

The Company and First Security Bank have an employment agreement, dated December 1, 2003, with R. Douglas Hutcherson, pursuant to which he serves as President and Chief Executive Officer of the Company and First Security Bank. The employment agreement has an initial three year term that commenced December 1, 2003, and is subject to one year extensions each December 1 starting December 1, 2004. Mr. Hutcherson's base salary under the employment agreement is $150,000, annually, subject to increase by the Board of Directors of First Security Bank. He is also entitled to life insurance benefits and a car and country club allowance and to participate in the Company's employee benefit or welfare plans, and his performance will be reviewed on an annual basis, as a result of which he may be eligible for annual salary increases, bonuses, and/or additional stock options as approved by the Board of Directors of the Bank at its discretion.

Mr. Hutcherson received a $50,000 signing bonus and the Company granted him an option to purchase 20,000 shares of the Company at $14 per share. First Security Bank agreed to provide Mr. Hutcherson relocation benefits (a housing allowance and moving expenses), and to compensate him for any loss he suffers if he is unable to sell his residence in Louisville, Kentucky at its fair market value.

Mr. Hutcherson will be entitled to severance pay equal to his salary and certain continuing benefits for nine months if the Company or the Bank terminates the employment agreement without cause. If Mr. Hutcherson terminates the employment agreement at or after a Change in Control because of a material breach or because his duties, authority or responsibilities are materially altered, then he will be entitled to continue to receive his salary for the remainder of the term of the agreement, as if it had not been terminated, and will be entitled to certain continuing benefits for six months or until he obtains other employment. First Security Bank may condition severance payments and benefits on the receipt of a release. Mr. Hutcherson will be subject to a non-compete agreement during the period he receives severance.

Under the employment agreement, a "Change in Control" is generally defined to include a share exchange or merger of First Security Bank if the Company will not own 100% of the surviving bank or of the Company if the Company's shareholders will not own, in substantially the same proportions, at least a majority of the Company's voting shares outstanding immediately following the transaction; a sale or other disposition of all or any substantial part of the assets of the Company or its subsidiary followed by a liquidation of the Company; and the approval of the Board of Directors or the shareholders of any of these transactions. The term also includes a change in the membership of the Board of Directors of the Company or First Security Bank that results in a majority of the board members not being Continuing Directors, where a Continuing Director is a director who was serving on the board on the date of the employment agreement or a successor who is recommended or elected by a majority of the Continuing Directors.

We had a letter employment agreement with John Shropshire, who served as our Chairman of the Board, President and Chief Executive Officer until August 31, 2003, which addressed his salary, benefits and severance pay. On July 7, 2003, we entered into a separation agreement with Mr. Shropshire under which we paid him a $17,000 bonus for the year 2000-2001 and agreed to pay him six months' severance (salary and benefits) and agreed to pay the COBRA premium for his continued coverage under First Security Bank's group health and dental plans for one year or until he obtains new employment with substantially similar insurance coverage, whichever first occurs. The separation agreement included a release by Mr. Shropshire, and his agreement not to solicit customers or clients of First Security Bank or the Company for one year.

Compensation of Directors

Directors of the Company and First Security Bank have never received fees for their services in such capacity. In light of such fact, the Company Board of Directors determined in 2002 that the Company would each year grant each Director not a Company or First Security Bank employee, and certain Advisory Directors, options under the Company's Stock Award Plan. The Company granted each non-employee Director a stock option for 1500 shares, at an exercise price of $20.25 per share, in 2002; and a stock option for 1000 shares, at an exercise price of $19.55 per share, in 2003. These options have a term of 5 years.

Certain Transactions With Management

First Security Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with some of its directors, officers, and employees and their associates. All of such transactions have been on the same terms, including interest rates, maturities and collateral requirements as those prevailing at the time for comparable transactions with non-affiliated persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

First Security Bank entered into a twenty (20) year lease with LEX/108, LLC dated April 2, 2001 for the lease of land and improvements thereon in Palomar Centre in Lexington, Kentucky for the purpose of a First Security Bank branch office. First Security Bank will pay monthly rental of $5,600 for the first two years of the lease term, with the monthly rental increasing $200 every two years of the lease term (except for the fifteenth and sixteenth years when the monthly rental increases

$400 over the previous two-year period). First Security Bank may extend the lease term an additional twenty (20) years in which event monthly rental would increase four percent (4%) annually. First Security Bank is also obligated to pay the cost of all insurance, taxes and utilities associated with the property as well as a pro rata portion of the maintenance costs for the Palomar Centre. Company Director D. Woodford Webb, Jr. is a member of LEX/108, LLC.

OTHER INFORMATION ABOUT MANAGEMENT

Executive Officers and Significant Employees

Executive officers are elected and serve at the pleasure of the Board of Directors. The following identifies the executive officers and significant employees of the Company and all positions held with the Company and First Security Bank. Information about their ages as of April 1, 2004 and their principal occupations for the last five years is also presented for all of them except R. Douglas Hutcherson, whose age and previous occupations are discussed on page 5. Mr. Hutcherson serves as the President and Chief Executive Officer and a director of the Company and First Security Bank.

Don Shannon (64) has been with First Security Bank since May 2001 and currently serves as Executive Vice President and Senior Lending Officer. Prior to this time, he served as a Vice President of Bank One.

John G. Sullivan (53) has been with First Security Bank since April 2003 and currently serves as Executive Vice President and Chief Financial Officer. He also serves as Executive Vice President and Chief Financial Officer of the Company. Prior to this time, he served as a self employed consultant (2002 – 2003), a consultant to Whitaker Bank Corporation (2000 – 2002) and Managing Director – Acquisitions, American Commercial Holdings, Inc. (1997 – 2000).

David Chrisman (47) has been with First Security Bank since November 2002 and currently serves as Senior Vice President and Chief Credit Officer. Prior to this time, he served as Industrial Sales Manager, Safety Kleen Environmental Systems.

Dave Donaldson (51) has been with First Security Bank since March 2004 and currently serves as Senior Vice President, Head of Marketing and Retail Banking. Prior to this time, he served as President of Win-Win Solutions, Inc.

Brady Ratliff (57) has been with First Security Bank since May 2002 and currently serves as First Vice President and President, First Security Mortgage. Prior to this time, he served as President, First Mortgage Company of Kentucky, Inc.

Linda Critchfield (55) has been with First Security Bank since January 2001 and currently serves as Vice President and Head of Operations. Prior to this time, she served as Systems Administrator/Human Resources/Accounting at Critchfield Meats, Inc.

Sallylyn Williams (48) has been with First Security Bank since November 1997 and currently serves as Assistant Vice President and Human Resources Officer.

John S. Shropshire (55), formerly Chairman, President and CEO, was with the Company and First Security Bank from June 2000 to September 1, 2003. Prior to that time he was the President and CEO, Central Kentucky Region of Community Trust Bank (1998 – 2000).

Andrew C. Hils (41), formerly Executive Vice President and Chief Credit Officer, was with First Security Bank from July 2002 to January 2004. Prior to this time, he was the owner of CFONow LLC (2000 – 2002) and the Managing Director of Capital Alliance LLC (1999 – 2000).

R. Greg Kessinger (54), formerly Executive Vice President and Chief Operating Officer, was with First Security Bank from April 1997 to January 2003.

INDEPENDENT PUBLIC ACCOUNTANTS

Report of the Audit Committee

The Audit Committee of the Company is made up of five Directors, none of whom are employees of the Company or First Security Bank. All members of the Audit Committee are independent, as independence is defined for audit committee members in the National Association of Securities Dealers listing standards. The Audit Committee has adopted a written charter for the Audit Committee which has been approved and adopted by the Board of Directors and is reviewed and reassessed annually by the Audit Committee. A copy of the Audit Committee Charter was included with the proxy statement for the 2003 Annual Meeting of Shareholders.

The following Audit Committee Report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Audit Committee Report by reference therein.

The Committee assists the Board of Directors in monitoring (1) the integrity of the financial statements of the Company, (2) the compliance by the Company with legal and regulatory requirements, (3) the qualifications, performance and independence of the Company's independent external auditors and (4) the performance of the Company's internal audit function.

Management is responsible for the preparation and integrity of the Company's financial statements. The Committee reviewed the Company's audited financial statements for the year ended December 31, 2003 and met with both management and the Company's external auditors to discuss those financial statements, including the critical accounting policies on which the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC, the Company's independent auditor, has provided the Audit Committee with assurance of its independence (as required by Independence Standards Board Standard No. 1). The Audit Committee also met with Crowe Chizek and Company LLC and discussed its independence, the results of its audit and other matters required to be discussed by applicable accounting standards (including Statement on Auditing Standards 61).

The Audit Committee has considered whether the provision of services to the Company by Crowe Chizek and Company LLC, beyond those rendered in connection with the audit and review of financial statements, is compatible with maintaining the independence of such firm.

The Audit Committee has reviewed and discussed with management the audited financial statements that will appear in the Company's 2003 Annual Report on Form 10-K.

The Audit Committee recommended to the Board of Directors that the financial statements for 2003 be included in the Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

Dr. Kenneth L. Gerson, Audit Committee Chairman
Dennis R. Anderson
A. F. Dawahare
Dr. Ira P. Mersack
Kathy E. Walker

Audit Fees

The aggregate fees incurred for professional services rendered for the audit of the Company's annual financial statements for the years ended December 31, 2003 and 2002 were $56,200 and $51,050, respectively.

Audit-Related Fees

The aggregate fees incurred for professional services rendered for audit-related services by Crowe Chizek and Company LLC for the years ended December 31, 2003 and 2002 were $6,075 and $850, respectively. These services included an FHLB Collateral Opinion and, in 2003, additional services related to CFO Transition, S8 Registration Statement and option accounting.

Tax Fees

The aggregate fees incurred for professional services rendered for tax-related services by Crowe Chizek and Company LLC for the years ended December 31, 2003 and 2002 were $9,005 and $6,895, respectively. Fees for both periods related to tax return preparation, estimated payments and various other sundry tax matters.

All Other Fees

The aggregate fees incurred for professional services rendered by Crowe Chizek and Company LLC, other than the services covered under the captions "Audit Fees", "Audit-Related Fees", and "Tax Fees" for the years ended December 31, 2003 and 2002 were $3,170 and $4,385, respectively. In 2002, these fees related to Sarbanes-Oxley consultations; and, in 2003, to strategic planning and evaluation of strategic alternatives.

Appointment of Auditors

The Audit Committee is responsible for appointing, setting compensation and overseeing the work performed by the Company's independent auditor. The Audit Committee has approved the issuance of a request for proposals respecting the provision of independent accountant services for the Company in 2004. On March 24, 2004, the Audit Committee recommended and the Board of Directors approved the engagement of BKD, LLP as the Company's independent accountant for 2004. On March 30, 2004, the Company notified Crowe Chizek and Company LLC of this change and that it would not be engaged for 2004.

Crowe Chizek and Company LLC has served as the independent public accountants of First Security since 1997. In connection with the audits of the two fiscal years ended December 31, 2003 and 2002, there have been no disagreements with Crowe Chizek and Company LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or any reportable events. Crowe Chizek and Company LLC audit reports on the financial statements of the Corporation as of and for the years ended December 31, 2003 and 2002 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles

Representatives of Crowe Chizek and Company LLC and BKD, LLP are expected to be present at the Meeting, and they will have an opportunity to make a statement, if they so desire, and will be available to respond to questions.

The policies and procedures adopted by the Audit Committee regarding the use of the independent auditor for permissible non-audit services are contained in the Audit Committee Charter. In addition to identifying non-audit services for which the independent auditor cannot be engaged contemporaneously with the audit, these preapproval policies require members of Audit Committee to pre-approve all auditing services which may entail providing comfort letters in connection with securities underwritings and pre-approve all permissible non-audit services, including tax services, that exceed in the aggregate $10,000 in any fiscal year that are provided by the auditors to the Corporation or its affiliate.

SHAREHOLDER PROPOSALS

In order for shareholder proposals for the 2005 Annual Meeting of Shareholders to be eligible for inclusion in the Company's Proxy Statement, they must be received by the Company at its principal office in Lexington, Kentucky prior to December 15, 2004. Shareholder proposals submitted after March 1, 2005, will be considered untimely, and the proxy solicited by the Company for next year's annual meeting may confer discretionary authority to vote on any such matters without a description of them in the proxy statement for that meeting.

OTHER BUSINESS

The Board of Directors does not know of any other business to be presented to the Meeting and does not intend to bring other matters before the Meeting. However, if any other matters properly come before the Meeting, proxies in the accompanying form, when properly executed and returned, will be voted in respect thereof at the discretion of the persons named in the accompanying proxy in accordance with their best judgment. No shareholder has informed the Company of any intention to propose any other matter to be acted upon at the Meeting. Accordingly, the persons named in the accompanying proxy are allowed to exercise their discretionary authority to vote upon any such proposal without the matter having been discussed in this proxy statement.

By Order of the Board of Directors

John G. Sullivan
Secretary/Treasurer

Lexington, Kentucky
April 15, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No: 000-49781

First Security Bancorp, Inc.

(Name of small business issuer in its charter)

Kentucky (State of jurisdiction of incorporation or organization)	61-1364206 (I.R.S. Employer Identification No.)

318 East Main Street, Lexington, Kentucky 40507
(Address of principal executive offices)

(859) 367-3700
(Issuer's telephone number)

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

State issuer's revenues for its most recent fiscal year: $14,159,000

Aggregate market value of the voting stock held by non-affiliates (for purposes of this calculation, "affiliates" are considered to be the directors of the issuer) computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days: $13,779,000 as of March 8, 2004.

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 1,558,690 shares of common stock as of March 8, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Shareholders, scheduled to be held May 18, 2004, are incorporated by reference into Part III of this Form 10-KSB.

Transitional Small Business Disclosure format (check one): Yes [ ] No[X]

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

First Security Bancorp, Inc. ("First Security") may from time to time make written or oral statements, including statements contained in this report, which may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "expect", "anticipate", "intend", "consider", "plan", "believe", "seek", "should", "estimate", and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. These statements should be considered subject to various risks and uncertainties. Such forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. First Security Bancorp's actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors. Such factors are described below and include, without limitation, (i) unanticipated deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses, (ii) increased competition with other financial institutions, (iii) lack of sustained growth in the economy in the Lexington, Kentucky area, (iv) rapid fluctuations or unanticipated changes in interest rates, (v) the inability of our bank subsidiary, First Security Bank of Lexington, Inc. ("FS Bank") to satisfy regulatory requirements for its expansion plans, and (vi) changes in the legislative and regulatory environment. Many of such factors are beyond First Security's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. First Security does not intend to update or reissue any forward-looking statements contained in this report as a result of new information or other circumstances that may become known to First Security. Forward-looking statements made by us in this report are also subject to those risks identified within the section entitled **"Risk Factors" beginning on page 11.**

Unless this Form 10-KSB indicates otherwise or the context otherwise requires, the terms "we," "our," "us," "First Security", "First Security Bancorp" or "Company" as used in this report refer to First Security Bancorp, Inc. and its subsidiary First Security Bank of Lexington, Inc., which we sometimes refer to as "FS Bank". References herein to the fiscal years 2003, 2002, 2001, 2000 and 1999 mean our fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

First Security is a Kentucky corporation that was incorporated on February 11, 2000 to organize and serve as the holding company for FS Bank, a state bank chartered under the laws of the Commonwealth of Kentucky. FS Bank commenced its banking operations on November 17, 1997, and operates as a community bank in an urban market emphasizing personalized banking relationships with individuals and businesses located within the Lexington metropolitan statistical area (MSA). We own 100% of the capital stock of FS Bank.

Since its inception in late 1997, a period of just over six years, FS Bank has captured approximately 11.3% of the growth of total deposits in the Lexington MSA. We believe that one of the principal factors contributing to our rapid growth thus far has been our ability to effectively position ourselves as a locally managed community bank committed to providing outstanding service and trusted financial advice.

As a community bank, we serve the needs of a wide range of customers, from households to small and medium sized businesses. Our services and products include checking and savings accounts, certificates of deposit and loans to businesses and individuals, including residential mortgages. Our primary deposit customers are individuals, while our primary loan customers are small to medium sized businesses.

Market Area. FS Bank's primary service area is the Lexington MSA, which is composed of the contiguous counties of Fayette, Jessamine, Woodford, Clark, Bourbon, Scott and Madison in general, and specifically Lexington. Lexington is located approximately 70 miles south of Cincinnati, Ohio and 70 miles east of Louisville, Kentucky. Interstates 75 and 64 intersect in Lexington, making Lexington a central point for commerce. Lexington is also the center of the thoroughbred industry in Kentucky. A number of the most prominent horse farms in the country are located within the Lexington MSA, as is Keeneland Racetrack, one of the premier tracks in the nation and the home to a number of world prominent auctions of thoroughbred stock.

FS Bank's main office is located in Lexington's central business district in downtown Lexington. The downtown market consists of a variety of commercial establishments and entertainment venues. We believe that the downtown area is an important location for financial institutions requiring visibility within Lexington's prominent commercial and private banking markets. Accordingly, we believe that this location is well suited for FS Bank's business development efforts.

In January 1998, FS Bank opened a retail bank branch on Southview Drive. In May 2000, FS Bank opened a retail bank branch office on Tates Creek Road. In November 2001, FS Bank opened a retail branch office in the Palomar Centre. These offices were established to serve retail banking customers and are located in areas of high growth in Fayette County. In May 2002, coincident with the acquisition of a mortgage origination company, we acquired two mortgage loan origination offices, one on Lowry Lane in Lexington and the other on Fourth Street in Danville, Kentucky, a city located approximately 45 miles to the southwest of Lexington. These locations provide for easy access to clients, real estate brokers and attorneys.

The economic success of FS Bank's primary service area depends heavily upon the economic viability of the metropolitan Lexington, Kentucky area. Our primary service area's economic strength comes from its large employer base, which includes several large enterprises such as the University of Kentucky, Toyota Motor Manufacturing, USA (an automotive assembly plant located in Scott County, approximately 18 miles from Lexington), Lexmark International, the Lexington-Fayette Urban County Government and the Fayette County Public School System. Additionally, the market has benefited from strong growth in manufacturing employment in the last twenty years, particularly in manufacturing in automotive related industries.

Competition. The Lexington banking market is highly competitive. According to data released by the Federal Deposit Insurance Corporation ("FDIC"), there were approximately 37 banks and thrift institutions located in the Lexington area at June 30, 2003. A number of these institutions have greater resources, higher lending limits, more banking offices and a larger market share.

According to the FDIC June 30, 2003 deposit data, bank and thrift deposits in the Lexington MSA grew from approximately $4.9 billion in June 1997 to more than $6.6 billion in June 2003. As of June 30, 2003, approximately 43% of this deposit base was controlled by seven large, multi-state banks headquartered outside of Lexington, which included Bank One, N.A. (headquartered in Chicago, Illinois), National City Bank (headquartered in Cleveland, Ohio), Fifth Third Bank (headquartered in Cincinnati, Ohio), PNC Bank, N.A. (headquartered in Pittsburgh, Pennsylvania), Branch Banking & Trust Company ("BBT") (headquartered in Charlotte, North Carolina), U.S. Bank (headquartered in Minneapolis, Minnesota) and Integra Bank (headquartered in Evansville, Indiana).

According to the FDIC deposit information, the collective market share of deposits in the Lexington MSA for these large banks declined from 59% in June 1997 to 43% at June 30, 2003, a period during which their collective deposits decreased by 2.7%, compared to an increase of 34.6% for the market as a whole. Of the seven regional banks referred to above, only three reported growth in deposits above 1% over this time period. Based on this data, at June 30, 2003, we held 2.91% of the total of bank and thrift deposits in the Lexington MSA.

Thus, growth of deposits in the Lexington MSA area over the last seven years has been seen primarily by locally controlled community banks, which have increased their share of the local market deposits from 43% in June 1997 to 59% at June 30, 2003. During this six year period, only three banks reported their share of the overall growth of the market in excess of 10%, two of which (including FS Bank) are locally controlled community banks.

Consequently, while large, multi-state institutions are well established in our market area, we believe the general trends indicate that a majority of the community banks in the Lexington MSA have been able to effectively compete with these larger, multi-state banks to increase their deposit market share in recent years. In addition, during this six year period, a total of seven community banks have entered the market, thus further increasing competition.

We also believe that positioning FS Bank solely as a community bank will not be enough to compete in today's financial industry. In the wake of modern technology and the prosperity of the United States' financial markets over the past decade, banking clients have generally become more sophisticated in their approach to selecting financial services providers. We believe that the most important criteria to FS Bank's targeted clients when selecting a bank is their desire to receive exceptional customer service while being able to enjoy convenient access to a broad array of sophisticated financial products. Additionally, when presented with a choice, we believe that many of FS Bank's targeted clients would prefer to deal with a locally-owned institution headquartered in Lexington, like FS Bank, as opposed to a large, multi-state bank, where many important decisions regarding a client's financial affairs are made elsewhere.

Challenges. We have had a number of challenges to our continued success over the last two years. These challenges are the result of a number of factors, including increased competition within our market, the continual decline in the interest rate environment that began in 2001 and turnover of key management personnel. These factors have combined to result in a lowering of our historically high growth rates and a decline in profitability, as shown in the following table:

	2003	2002	2001
Total assets	$238,258	$231,086	$202,270
Total loans, net of allowance for losses	158,733	164,999	150,884
Total deposits	190,640	188,955	168,744
Growth rates			
Total assets	3.1%	14.2%	50.4%
Total loans, net of allowance for loan losses	-3.81%	9.4%	42.5%
Total deposits	.9%	12.0%	46.0%
Net income	$ 620	$ 1,049	$ 1,022

The interest rate market has undergone abrupt changes beginning in 2001, with 12 declines in the prime rate, taking the prime rate from 9.50% in January 2001 to 4.00% by July 2003. Our financing structure as a community bank is such that our deposits tend to reprice at a slower pace than do our loans, as our customers typically purchase certificates of deposit for periods of a year or longer. The result of this factor has been that our cost of funds has declined at a much slower pace than the general interest rate environment and much slower than our loan and investment portfolio, thus causing a compression in our net interest income. See also Item 6 – "Management's Discussion and Analysis of Financial Condition and Results of Operations".

In the last two years, we have experienced turnover of our key personnel in the positions of president, senior lending officer, chief financial officer and chief operating officer. These changes have affected our ability to attract and retain new customers, thus adding to the slowdown in overall growth. These positions have been filled and we look forward to a resumption of our growth in all areas in 2004.

Opportunities. We believe there are three major trends in the Lexington MSA that strengthen our strategic market position as a locally managed community bank:

- Customers generally perceive that service levels at banks are declining. We believe this is largely attributable to integration issues resulting from consolidation in the bank and brokerage industries. Additionally, small business owners want a reliable and local point of contact that is knowledgeable about their business and the financial products and services that are important to the success of their business.

- Client usage of more sophisticated financial products continues to grow, causing traditional banks to lose market share to other types of financial services companies, such as mutual fund companies and securities brokerage firms.

- There is significant growth in the demand for convenient access to financial services, particularly through ATMs, telephone banking and Internet banking.

Business Strategies. To take advantage of our opportunities, our business strategies have been and will continue to be:

- Hire and retain highly experienced and qualified banking and financial professionals with successful track records and, for client contact personnel, established books of business with small businesses and moderately affluent households within the Lexington MSA.

- Provide individualized attention with consistent, local decision-making authority.

- Build on our directors' and officers' diverse personal and business contacts, community involvement and professional expertise.

- Establish a distribution strategy designed to prudently expand our physical and virtual market presence, thereby providing convenient banking access for our clients 24 hours a day. We opened one new retail branch facility in 1998, 2000 and 2001 and we are analyzing the opportunities for an additional retail branch facility for 2004. In 2003, we initiated a third party courier deposit pickup service that we intend to significantly expand in 2004. Also in 2003, we initiated Internet banking products which we believe provide our customers with modern technology and ease of use.

We believe that our business strategies allow us to effectively distinguish ourselves from other financial institutions operating within the Lexington MSA and successfully attract and retain business relationships with small businesses and moderately affluent households.

Lending Services. FS Bank offers a full range of lending products, including commercial, real estate and consumer loans to individuals and small-to medium-sized businesses and professional entities. It competes for these loans with competitors who are well established in the Lexington MSA.

FS Bank's loan approval policies provide for various levels of officer lending authority. When the amount of total loans to a single borrower exceeds that individual officer's lending authority, officers with a higher lending limit, a committee of FS Bank's Board of Directors or the Board of Directors will determine whether to approve the loan request.

FS Bank's lending activities are subject to a variety of lending limits imposed by state and federal law. Differing limits apply based on the type of loan or the nature of the borrower, including the borrower's relationship to FS Bank. In general, however, at December 31, 2003, FS Bank was able to loan any one borrower a maximum amount equal to approximately $4.3 million plus an additional $2.1 million, or a total of approximately $6.4 million, for loans that meet certain additional collateral guidelines. These legal limits will increase or decrease as FS Bank's capital increases or decreases as a result of its earnings or losses, the injection of additional capital or other reasons. In addition to these regulatory limits, FS Bank imposes upon itself various internal lending limits based on the type of loan and collateral which are less than the prescribed legal lending limits, thus further reducing its exposure to any single borrower.

The principal economic risk associated with each category of loans that FS Bank expects to make is the creditworthiness of the borrower. General economic factors affecting a commercial or consumer borrower's ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower's assets, clients, suppliers and employees. Many of FS Bank's commercial loans are made to small-to medium-sized businesses that during periods of economic weakness, may be more adversely affected than larger enterprises, resulting in increased levels of nonaccrual or other problem loans, loan charge-offs and higher provision for loan losses.

FS Bank's commercial loans vary by purpose and by type of any underlying collateral and include equipment loans and working capital loans. Commercial loans may be unsecured or secured by accounts receivable or by other business assets. FS Bank also makes a variety of commercial real estate loans, residential real estate loans and real estate construction and development loans. FS Bank also makes a variety of loans to individuals for personal, family, investment and household purposes, including secured and unsecured installment and term loans, residential first mortgage loans, home equity loans and home equity lines of credit.

FS Bank also originates residential mortgage loans with the expectation that they will be later sold into the secondary market. FS Bank acquired the assets of First Mortgage Company, Inc. in Lexington, Kentucky in March 2002, and conducts the mortgage banking operations assumed as a division under the name of "First Security Mortgage Company". See Note 17 to the Consolidated Financial Statements included in Item 7 of this report for additional information about our acquisition of First Mortgage Company, Inc.

Investment Securities. In addition to loans, FS Bank has other investments primarily in obligations of the United States government, obligations guaranteed as to principal and interest by the United States government and other securities. No investment in any of those instruments exceeds any applicable limitation imposed by law or regulation. The Asset Liability/Investment Committee and the Board of Directors review the investment portfolio on an ongoing basis in order to ensure that the investments conform to FS Bank's asset liability management policy as set by the Board of Directors.

Asset and Liability Management. Our Asset Liability/Investment Committee ("ALCO") is composed of members of the Board of Directors and executive management of FS Bank. The ALCO manages FS Bank's investments and assets and liabilities and strives to provide a stable, optimized net interest income and margin, adequate liquidity and ultimately a suitable after-tax return on assets and return on equity. ALCO conducts these management functions within the framework of written policies that FS Bank's Board of Directors has adopted. ALCO works to maintain a balanced position between rate sensitive assets and rate sensitive liabilities.

Deposit Services. FS Bank seeks to establish a broad base of core deposits, including savings, checking, interest-bearing checking, money market and certificate of deposit accounts. To attract deposits, FS Bank has employed a marketing plan in its overall service area and features a broad product line and competitive rates and services. The primary sources of deposits are residents of and businesses and their employees located in the Lexington MSA. FS Bank generally obtains these deposits through general marketing efforts and personal solicitation by its officers and directors.

Investment Services. FS Bank entered into agreements in 2002 with third parties as a part of an overall strategy to enable FS Bank to offer a wide array of investments, insurance and estate planning services. In addition, in 2003, FS Bank assisted three employees in obtaining or updating their insurance and securities licenses. FS Bank is currently evaluating delivery strategies for these products and services and intends to more fully implement these strategies in 2004.

Other Banking Services. Given client demand for increased convenience in accessing banking and investment services, FS Bank also offers a broad array of convenience-centered products and services, including 24 hour telephone and Internet banking, debit cards, direct deposit and cash management services for small-to medium-sized businesses. Additionally, FS Bank is associated with a nationwide network of automated teller machines that our clients are able to use throughout Kentucky and other regions. FS Bank does not plan to exercise trust powers, but may do so in the future subject to the approval of the Commonwealth of Kentucky and the Federal Deposit Insurance Corporation ("FDIC").

FS Bank also offers its targeted commercial clients courier service through a third party which picks up non-cash deposits from the client's place of business which also enables us to demonstrate convenience greater than most of the larger regional competitors.

Employees. At March 1, 2004, FS Bank employed 68 employees of which 59 were full time. FS Bank considers its relationship with all employees to be excellent.

SUPERVISION AND REGULATION

Both First Security and FS Bank are subject to extensive state and federal banking laws and regulations that impose restrictions on and provide for general regulatory oversight of First Security's and FS Bank's operations. These laws and regulations are generally intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework which apply.

First Security

We are a bank holding company under the federal Bank Holding Company Act of 1956. As a result, we are subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve.

Acquisition of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve's prior approval before:

- Acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares;

- Acquiring all or substantially all of the assets of any bank; or

- Merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would substantially lessen competition or otherwise function as a restraint of trade, or result in or tend to create a monopoly, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the communities to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the communities to be served. The Federal Reserve's consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Bank Holding Company Act, if adequately capitalized and adequately managed, we or any other bank holding company located in Kentucky may purchase a bank located outside of Kentucky. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Kentucky may purchase a bank located inside Kentucky. In each case, however, state law restrictions may be placed on the acquisition of a bank based on the existence of reciprocal state law in and based on limitations in specified concentrations of deposits.

Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Federal Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

- The bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

- No other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under the Securities Exchange Act of 1934. The regulations provide a procedure for challenge of the rebuttable control presumption.

Permitted Activities. The Gramm-Leach-Bliley Act of 1999 amended the Bank Holding Company Act and expanded the activities in which bank holding companies and affiliates of banks are permitted to engage. The Gramm-Leach-Bliley Act eliminates many federal and state law barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers. Generally, if we qualify and elect to become a financial holding company, which is described below, we may engage in activities that are:

- Financial in nature;

- Incidental to a financial activity; or

- Complementary to a financial activity and do not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally.

The Gramm-Leach-Bliley Act expressly lists the following activities as financial in nature:

- Lending, trust and other banking activities;

- Insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

- Providing financial, investment, or advisory services;

- Issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

- Underwriting, dealing in or making a market in securities;

- Activities that the Federal Reserve has determined to be so closely related to banking or managing or controlling banks as to be a proper incident to banking or managing or controlling banks;

- Activities permitted outside of the United States that the Federal Reserve has determined to be usual in connection with banking or other financial operations abroad;

- Merchant banking through securities or insurance affiliates; and
- Insurance company portfolio investments.

The Gramm-Leach-Bliley Act also authorizes the Federal Reserve, in consultation with the Secretary of the Treasury, to determine activities in addition to those listed above that are financial in nature or incidental to such financial activity. In determining whether a particular activity is financial in nature or incidental or complementary to a financial activity, the Federal Reserve must consider (1) the purpose of the Bank Holding Company and Gramm-Leach-Bliley Acts, (2) changes or reasonably expected changes in the marketplace in which financial holding companies compete and in the technology for delivering financial services, and (3) whether the activity is necessary or appropriate to allow financial holding companies to effectively compete with other financial service providers and to efficiently deliver information and services.

To qualify to become a financial holding company, any of our depository institution subsidiaries must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least "satisfactory." Additionally, we must file an election with the Federal Reserve to become a financial holding company and provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. Although we do not have any immediate plans to file an election with the Federal Reserve to become a financial holding company, one of the primary reasons we selected the holding company structure was to have increased flexibility. Accordingly, if deemed appropriate, we may seek to become a financial holding company in the future.

Under the Bank Holding Company Act, a bank holding company, which has not qualified or elected to become a financial holding company, is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless, prior to the enactment of the Gramm-Leach-Bliley Act, the Federal Reserve found those activities to be so closely related to banking as to be a proper incident to the business of banking. Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- Factoring accounts receivable;
- Acquiring or servicing loans;
- Leasing personal property;
- Conducting discount securities brokerage activities;
- Performing selected data processing services;
- Acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- Performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of any of its bank subsidiaries.

Support of Subsidiary Institutions. Under Federal Reserve policy, we are expected to act as a source of financial strength for our subsidiary, FS Bank, and to commit resources to support FS Bank. This support may be required at times when, without this Federal Reserve policy, we might not be inclined to provide it. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of FS Bank would be assumed by the bankruptcy trustee and entitled to a priority of payment.

FS Bank

FS Bank is a state bank chartered under the banking laws of the Commonwealth of Kentucky. As a result, it is subject to the supervision, examination and reporting requirements of the Kentucky Department of Financial Institutions ("KDFI"). KDFI regularly examines FS Bank's operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. KDFI also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Additionally, FS Bank's deposits are insured by the FDIC to the maximum extent provided by law. FS Bank also is subject to numerous state and federal statutes and regulations that will affect its business, activities and operations.

Branching. With prior regulatory approval, Kentucky law permits banks based in the state to either establish new or acquire existing branch offices throughout Kentucky. FS Bank and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the applicable states' laws. Kentucky law (with limited exceptions) currently permits branching across state lines either through interstate merger or branch acquisition. Kentucky law does not currently permit an out-of-state bank to branch into Kentucky short of an interstate merger.

FDIC Insurance. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described below, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution's primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Capital Adequacy

Both First Security and FS Bank are required to comply with the capital adequacy standards established by the Federal Reserve, in our case, and the FDIC, in the case of FS Bank. The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. FS Bank is also subject to risk-based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 capital must equal at least 4% of risk-weighted assets. Tier 2 capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 capital is limited to 100% of Tier 1 capital. At December 31, 2003, our ratio of total capital to risk-weighted assets was 12.1% and our ratio of Tier 1 capital to risk-weighted assets was 10.9%.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve's risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At December 31, 2003, our leverage ratio was 8.7%. The guidelines also provide that bank holding companies experiencing high internal growth, or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels. Furthermore, the Federal Reserve has indicated that it will consider a bank holding company's Tier 1 capital leverage ratio, after deducting all intangibles, and other indicators of capital strength in evaluating proposals for expansion or new activities.

FS Bank experienced significant growth during our first five years of operations, from 1997 to 2001. While we experienced limited growth in 2003 (and our loans declined), we plan to emphasize growth in 2004. If our growth rate returns to levels we experienced in 1997 through 2001, our assets will grow faster than our capital and our capital ratios will decline. In order to maintain capital at FS Bank at appropriate levels, we may be required to incur borrowings or issue additional equity securities. To prepare for the expected growth in 2004, we borrowed $5 million and infused it into FS Bank on December 31, 2003.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into one of which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company's obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution and a lower capital category based on supervisory factors other than capital. As of December 31, 2003, we believe FS Bank would be considered "well capitalized" by its primary regulator.

Payment of Dividends

We are a legal entity separate and distinct from FS Bank. The principal sources of our cash flow, including cash flow to pay dividends to our shareholders, are dividends that FS Bank pays to us as its sole shareholder. Statutory and regulatory limitations apply to FS Bank's payment of dividends to us as well as to our payment of dividends to our shareholders.

FS Bank is required by state law to obtain prior approval for payments of dividends if the total of all dividends declared by FS Bank's Board of Directors in any year will exceed (1) the total of FS Bank's undistributed net profits for that year, plus (2) FS Bank's retained net profits of the preceding two years, less any required transfers to surplus. Under the above retained profits limitation, at December 31, 2003 FS Bank could have paid a dividend of approximately $2.9 million.

In connection with the borrowing of $5 million used for a capital infusion into FS Bank, we entered into a credit agreement that provides, among other things, an additional $1 million that can be used for capital infusion into FS Bank, which we do not expect to utilize. The credit agreement also prohibits the payment of dividends on our common shares until that debt is retired. See also the Notes to Consolidated Financial Statements.

The payment of dividends by us and FS Bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. If, in the opinion of KDFI or the FDIC, FS Bank was engaged in or about to engage in an unsafe or unsound practice, they could require, after notice and a hearing, that FS Bank stop or refrain from engaging in the practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. See "Prompt Corrective Action" above.

Restrictions on Transactions with Affiliates

Transactions between First Security and FS Bank are subject to Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

- A bank's loans or extensions of credit to affiliates;
- A bank's investment in affiliates;
- Assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;
- The amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and
- A bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates of an insider and the insider combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. FS Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

Transactions between FS Bank and its affiliates (including First Security) are also subject to Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The Sarbanes-Oxley Act of 2002 prohibits First Security from extending or making arrangements for the extension of credit in the form of a personal loan to any of its directors or executive officers.

FS Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment

The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the Office of the Comptroller of the Currency or the FDIC shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on FS Bank. Additionally, banks are required to publicly disclose the terms of various Community Reinvestment Act-related agreements.

Privacy

Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions' own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers. FS Bank has established a privacy policy to ensure compliance with federal requirements.

Other Consumer Laws and Regulations

Interest and other charges collected or contracted for by FS Bank are subject to state usury laws and federal laws concerning interest rates. For example, under the Servicemembers Civil relief Act of 2003 (formerly the Soldiers' and Sailors' Civil Relief Act of 1940) a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligations for which the borrower is a person on active duty with the United States military. FS Bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

- Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;
- Servicemembers Civil relief Act of 2003, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and
- Rules and regulations of the various federal agencies charged with the responsibility of implementing the federal laws.

FS Bank's deposit operations are subject to the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

- Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Anti-Terrorism Legislation

On October 26, 2001, the President of the United States signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers.

In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Any financial institution complying with these rules will not be deemed to have violated the privacy provisions of the Gramm-Leach-Bliley Act, as discussed above. FS Bank currently has policies and procedures in place designed to comply with the USA PATRIOT Act.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through the Federal Reserve's statutory power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve, through its monetary and fiscal policies, affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

ITEM 2. DESCRIPTION OF PROPERTIES

First Security Bancorp's principal offices are located at 318 East Main Street in Lexington, Kentucky in Fayette County. FS Bank owns this property.

In addition to its main office facility, FS Bank has three branch banking offices in Lexington, Kentucky, located at 3750 Palomar Centre Drive, 3616 Walden Drive and 2100 Southview Drive; a mortgage loan production office at 190 Lowry Lane in Lexington, and a mortgage loan production office located at 455 South Fourth Street in Danville, Kentucky. FS Bank leases the land for its Palomar branch office from a related party and leases land for its Walden Drive branch office from an unrelated party. FS Bank leases three other locations from unrelated parties: (i) the Southview branch office, (ii) the Lowry Lane mortgage company office and (iii) the Danville, Kentucky loan production office.

The Palomar Centre lease has an initial term extending until May 2021, and we have the option to extend the lease for an additional 20 year term. Rent under this lease is $69,600 annually until June 2005, with bi-annual adjustments of $2,400 until the end of the lease.

The Walden Drive lease has an initial term of five years, and we have the option to extend the lease for five additional five year terms. The annual rent is currently $68,000 and ranges up to $109,515 in the last of the lease extension periods.

The Southview Drive lease has a term extending until 2007, at which time we have the option to extend the lease for two additional five year terms. Annual rent is currently $51,093, and is subject to increases in any lease extension period based upon increases in the consumer price index.

The Lowry Lane lease has a term until June 2007. Annual rent is $51,000.

The Danville lease has a term until March 31, 2004. Annual rent is $6,000.

ITEM 3. LEGAL PROCEEDINGS

As of the date hereof, there are no material pending legal proceedings to which First Security or FS Bank is a party or of which any of its properties are subject; nor are there material proceedings known to First Security or FS Bank to be contemplated by any governmental authority; nor are there material proceedings known to First Security or FS Bank, pending or contemplated, in which any director, officer or affiliate or any principal security holder of First Security or FS Bank or any associate of any of the foregoing, is a party or has an interest adverse to First Security or FS Bank.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Since inception in May 2000, First Security's common stock has been traded on the OTC Bulletin Board under the symbol "FSLK". The following table shows the high and low bid price information for First Security Bancorp's common stock for each quarter in 2003 and 2002, as derived from data furnished by the National Association of Securities Dealers. These quotations reflect inter-dealer prices, without retail markup, markdown, or commission, and may not represent actual transactions.

	Bid Price Per Share	
	High	Low
2003		
First quarter	$ 21.00	$ 16.25
Second quarter	21.00	17.05
Third quarter	18.50	17.00
Fourth quarter	17.00	14.75
2002		
First quarter	$ 21.00	$ 16.25
Second quarter	23.00	16.00
Third quarter	23.00	20.25
Fourth quarter	23.00	20.55

As of March 26, 2004, First Security had 501 owners of record of its shares.

First Security has not paid any cash dividends since inception, and it does not anticipate that it will consider paying dividends until FS Bank has achieved a level of profitability appropriate to fund such dividends and support asset growth and until First Security extinguishes its debt. See Item 1. "Description of Business – Supervision and Regulation – Payment of Dividends" and Item 6. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information on dividend restrictions applicable to First Security, including the prohibition on payment of dividends under the loan First Security obtained on December 30, 2003.

Equity Plan Compensation Information

The following table provides information as of December 31, 2003 with respect to our compensation plans under which equity securities of the Company are authorized for issuance:

Plan category	(a) Number of securities issued upon the exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column a)
Equity compensation plans approved by shareholders(1)	87,750	$ 18.91	98,250
Equity compensation plans not approved by shareholders(2)	20,000	$ 14.00	-
Totals	107,750	$ 18.00	98,250

(1) Reflects shares of our common stock subject to options and available for issuance under the Company's Stock Award Plan.

(2) Reflects options granted under the Executive Employment Agreement we entered into with R. Douglas Hutcherson when he joined First Security and FS Bank as our President and CEO effective December 1, 2003. The options vest 4,000 per year commencing September 15, 2004, and have an expiration date of December 1, 2013.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2003 and 2002, and our results of operations for the years ended December 31, 2003, 2002 and 2001. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the Consolidated Financial Statements. You should read the following discussion and analysis along with our Consolidated Financial Statements and the related notes included elsewhere herein.

Selected Consolidated Financial Data

The following table sets forth selected historical financial information for 2003, 2002 and 2001. This information should be read in conjunction with the Consolidated Financial Statements and the related Notes found in Item 7 herein. Factors concerning the comparability of certain indicated periods are discussed in this section.

	2003	2002	2001
Income Statement Data:			
Interest income	$ 11,401	$ 13,136	$ 12,107
Interest expense	5,472	6,950	7,539
Net interest income	5,929	6,186	4,568
Provision for loan losses	669	1,475	447
Securities gains	694	660	311
Gain on sale of loans	1,084	511	-
Loss on disposal of premises and fixed assets	-	(1)	(95)
Other noninterest income	980	929	437
Noninterest expense	7,272	5,442	3,684
Income tax expense	126	322	68
Net income	620	1,049	1,022
Balance Sheet Data:			
Total assets	238,258	231,086	202,270
Total securities	38,624	43,046	32,309
Loans held for sale	407	3,390	-
Total loans, net of allowance	158,733	164,999	150,884
Allowance for loan losses	2,379	2,457	1,538
Total deposits	190,640	188,955	168,744
Repurchase agreements and other short-term borrowings	8,874	8,211	12,957
FHLB advances	12,512	14,517	2,336
Note payable	5,000	-	-
Shareholders' Equity	20,112	18,464	16,827
Per Share Data:			
Basic earnings per share	$ 0.42	$ 0.72	$ 0.70
Diluted earnings per share	0.41	0.69	0.69
Book value per share	12.90	12.68	11.55
Performance Ratios:			
Return on average assets	0.27%	0.47%	0.62%
Return on average equity	3.22%	5.86%	6.06%
Net interest margin (tax equivalent basis)	2.84%	3.11%	3.02%
Efficiency ratio	84	66	71
Asset qualty ratios:			
Nonperforming assets to total loans	2.44%	3.75%	0.52%
Net loan charge-offs to average loans	0.46%	0.34%	0.10%
Allowance for loan losses to total loans	1.48%	1.47%	1.01%
Capital ratios:			
Average shareholders' equity to average total assets	8.36%	8.05%	10.15%
Leverage ratio	8.67%	7.90%	8.80%
Tier I risk-based capital ratio	10.85%	9.80%	10.17%
Total risk-based ratio	12.10%	11.00%	11.08%
Other Key Data:			
End-of-period full-time equivalent employees	62	57	40

Overview

General. FS Bank's rapid growth from its inception through the end of 2003 has had, and continues to have, a material impact on First Security Bancorp's financial condition and results of operations. The following highlights the growth of total assets from its inception in 1997 through 2003:

Year	Total Assets	Percentage Change
1998	$ 47,135	
1999	94,515	100.5%
2000	134,459	42.3%
2001	202,270	50.4%
2002	231,086	14.2%
2003	238,258	3.1%

The growth has been supported by both new equity capital and earnings. The initial capitalization for FS Bank in 1997 was $10 million. Thereafter, $6.3 million in additional equity capital was raised through a 2000 second offering, which continued into 2001, when an additional $628,000 was received. In 2003, $1,082,000 was received from the exercise of warrants issued to certain organizers at the time FS Bank was organized and from the exercise of stock options granted to employees and directors.

Growth has also been supported by earnings, although to a lesser extent, as First Security Bancorp sustained net losses for 1997 and 1998 in the aggregate amount of $1,515,000. As a de novo bank, the net losses during the first two years of operation were anticipated. We have operated profitably since 1998, accumulating retained earnings of $2,052,000 at December 31, 2003. No dividends have been paid on our common stock, as all earnings have been retained to support growth.

Financial Condition. During 2003, total assets grew by 3.1% and total deposits grew by .9%. Net loans declined by 3.8%. A number of factors contributed to the limited growth in 2003, including the competitive environment and turnover of key management personnel.

During 2003, three banks entered the local market. These startup banks are targeting the same customer segments as FS Bank and are, at times, offering interest rates that are below market on loans and in excess of market for deposits. Although we have not seen a material loss of customers to the new banks, their aggressive interest rates have caused us to become more aggressive in order to avoid losses in our volumes.

During 2003, the management of FS Bank underwent a number of changes. In March, the former chief financial officer's employment was terminated and, in July, the former chief executive officer resigned effective September 1, 2003 to pursue other business opportunities in the banking industry. The vacancies created in these key positions adversely impacted the ability of FS Bank to maintain its momentum in implementing its strategic and tactical plans. In addition, in January 2004, the chief credit officer of FS Bank resigned to pursue other business opportunities not within the banking industry. These vacancies have all been filled and we look forward to moving ahead strongly in 2004.

At year-end 2003, FS Bank had completed a plan to reallocate its assets to better position itself for a resumption of growth in 2004. This plan had a number of elements, including enhancing bank equity capital through a capital infusion received from First Security Bancorp, the source of which was a loan First Security Bancorp obtained from an unaffiliated bank, and converting a portion of our lower yielding investment securities into cash equivalents in preparation for loan growth in 2004.

At year-end 2003, the financial condition of FS Bank was strong, as presented in the following table:

Indicator	Ratio
FS Bank	
Equity Capital to Total Assets	10.1%
Total Risk Based Capital to Risk-weighted Assets	13.8%
Cash Equivalents to Total Assets	12.6%
Investments to Total Assets	16.2%
Loans (net) to Total Deposits	83.9%
First Security	
Equity Capital to Total Assets	8.4%

As is shown above, FS Bank and First Security Bancorp are well capitalized and FS Bank is positioned with a strong level of liquid assets which enable it to respond to loan growth in 2004, with approximately 25% of its total asset base available for redeployment as needed.

The increase in liquidity during 2003 has had an adverse impact on earnings. This occurs when earning assets are redeployed into lower yielding forms, such as investments and cash equivalents (which are primarily in the form of federal funds sold). For 2004, we are focused on increasing our overall loan portfolio, particularly in consumer financings. As we seek to increase our loan portfolio we must also continue to monitor the risks inherent in our lending operations. If our allowance for loan losses is not sufficient to cover loan losses in our loan portfolio, increases to the allowance for loan losses may be required which would decrease our earnings.

Results of Operations. First Security Bancorp's net interest income declined from $6.3 million in 2002 to $6.1 million in 2003, stated on a tax-equivalent basis. This was a result of several factors, including lower yields on federal funds sold, loans and investments not entirely offset by lower yields on interest bearing liabilities. The decline of interest income from loans and investments was $1.0 million and $.9 million, respectively, reflecting lower yields, while interest expense on interest bearing liabilities declined by $1.5 million, for a net decline in net interest income of $403,000.

For 2003, First Security Bancorp recorded a provision for loan losses in the amount of $669,000. This compares to $1,472,000 recorded for 2002. Net loans charged off increased in 2003, to $749,000 from the $551,000 level of 2002.

Noninterest income increased from $2.1 million in 2002 to $2.8 million in 2003. Much of the increase was due to mortgage loan originations and sales during 2003 which contributed $1.1 million in fees during the year, as compared to $511,000 in 2002. First Security Bancorp also recorded $694,000 in gains on the sales of securities available-for-sale in 2003 as compared to $660,000 in 2002.

Noninterest expense increased approximately $1.9 million in 2003. Noninterest expense is composed of salaries and employee benefits, equipment and occupancy expenses and other operating expenses. Of this total increase, approximately $471,000 related to the mortgage loan origination expenses. This increase in expense is offset by the increase in income on sales of mortgage loans as discussed above. The largest portion of the balance of the increase related to legal and professional fees of $336,000. This increase in legal and professional fees relates to administration of problem loans and to strategic planning and evaluation of strategic alternatives by our board of directors.

First Security increased its number of full-time equivalent employees from 56.5 at December 31, 2002 to 62.0 at December 31, 2003. Included in this increase were employees whose compensation is based on commissions and other forms of incentive pay. During 2003, we experienced an overall increase in compensation and employee benefit expense of approximately $788,000. Of this increase, approximately $370,000 related to the mortgage loan origination functions and approximately $90,000 related to a severance arrangement with our former chief executive officer.

Capital and Liquidity. On December 30, 2003, First Security borrowed $5 million from a commercial bank and infused the proceeds as additional equity capital into FS Bank. The note is structured as a reducing revolving loan, bears interest at a rate of prime less .25% and will mature on December 31, 2006. First Security believes that the proceeds from this borrowing should provide, under current regulatory guidelines, the regulatory capital First Security needs to support its targeted growth in 2004 and the foreseeable future.

Critical Accounting Estimates

The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses (ALL), have been critical to the determination of our financial position and results of operations.

Allowance for Loan Losses (ALL). To evaluate the loan portfolio, management has established loan grading procedures. These procedures establish a grade for each loan upon origination which is periodically reassessed throughout the term of the loan. Grading categories include highest quality, above average, average, low average, watch, substandard, doubtful, and loss. Loans graded watch or worse also include loans severely past-due and those not accruing interest. Specific reserve allocations are calculated for specific individual loans having been graded watch, substandard, doubtful, and loss based on the specific estimated collectability (and by reference, estimated inherent risk of loss) of each loan. The aggregate of the estimated probable and incurred loss then becomes a portion of the allowance for loan losses to be specifically allocated to that loan. These calculations are referred to as specific allocations.

For loans not individually graded watch, substandard, doubtful or loss, an estimated loss factor is calculated and applied to each category, after reducing the category amounts for cash equivalent collateral held by FS Bank (such as certificates of deposit issued by FS Bank and held as collateral) and guaranties from the federal government (such as SBA guaranties). A general allowance allocation is computed using totals of each loan grading category (as adjusted) multiplied by an estimated loss factor applied to each grading category. The sum of the calculation for each grading category represents the general allowance. These loss factors are typically developed over time using actual loss experience adjusted for the various factors discussed above.

The sum of the specific allocations and the general allocation represents management's best estimate of the probable incurred losses contained in the loan portfolio at the measurement date. Even though the ALL is composed of two components, the entire ALL is available to absorb any credit losses.

In assessing the adequacy of the ALL, we also rely on an ongoing independent loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, the input from our independent loan reviewer, who is not an employee of FS Bank, and reviews that may have been conducted by bank regulatory agencies as part of their usual examination process.

Management believes the allowance for loan losses at December 31, 2003 was adequate. Although we believe we use the best information available to make allowance provisions, future adjustments which could be material may be necessary if the assumptions used to determine the allowance differ from future loan portfolio performance.

Results of Operations

For 2003, we experienced a decline in our loans and a slowing in the growth in other earning assets and deposits. We also experienced increased operating expenses. These factors combined to result in a decline in net income. Net income for the year ended December 31, 2003 was $620,000, as compared to $1,049,000 for 2002. The following is a more detailed discussion of results of our operations.

Net Interest Income. Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of our earnings. For the year ended December 31, 2003, we recorded net interest income of $6,125,000 which resulted in a net interest margin of 2.84% for the year. For the year ended December 31, 2002, we recorded net interest income of $6,528,000 which resulted in a net interest margin of 3.11% for the year. During 2001, the Federal Reserve lowered its Federal funds rate 475 basis points and another 50 basis points in 2002. Our management believes the interest rate environment had a negative impact on our net interest income during these periods as a significant number of our customers have adjustable rate loans tied primarily to our prime lending rate which declined in lock-step with prime rate, as that rate declined along with federal funds rate declines.

The following table sets forth the amount of our average balances, interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets for each of the years in the three-year period ended December 31, 2003 (dollars in thousands):

	2003			2002			2001		
	Average Balances	Interest	Yields/ Rates	Average Balances	Interest	Yields/ Rates	Average Balances	Interest	Yields/ Rates
Interest-earning assets:									
Loans (1,2)	$164,520	$10,079	6.13%	$161,514	$11,102	6.87%	$129,190	$10,618	8.22%
Securities available for sale:									
Taxable	30,320	836	2.76%	31,813	1,333	4.20%	15,938	932	5.84%
Tax exempt (3)	9,858	576	5.84%	14,693	1,011	6.88%	6,012	490	8.15%
Federal funds sold and other	10,974	106	0.97%	1,748	32	1.83%	5,598	233	4.16%
Total interest-earning assets	215,672	11,597	5.38%	209,768	13,478	6.43%	156,738	12,273	7.83%
Nonearning assets	14,552			12,637			9,231		
Total assets	$ 230,224			$ 222,405			$165,969		
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest checking	$ 18,894	$ 136	0.72%	$ 20,926	$ 282	1.35%	$ 15,107	$ 409	2.71%
Savings and money market	22,599	230	1.02%	21,455	412	1.92%	14,805	528	3.57%
Certificates of deposit	124,891	4,508	3.61%	125,897	5,718	4.54%	101,141	6,313	6.24%
Total interest-bearing deposits	166,384	4,874	2.93%	168,278	6,412	3.81%	131,053	7,250	5.53%
Securities sold under agreements to Repurchase	4,625	40	0.86%	6,765	91	1.35%	6,474	193	2.98%
Federal funds purchased	224	1	0.35%	2,415	47	1.95%	386	16	4.14%
Federal Home Loan Bank advances and note payable	13,552	557	4.11%	10,060	400	3.98%	1,182	80	6.77%
Total interest-bearing liabilities	184,785	5,472	2.96%	187,518	6,950	3.71%	139,095	7,539	5.42%
Noninterest-bearing liabilities:									
Demand deposits	22,617			15,930			8,997		
Other liabilities	3,575			1,053			1,026		
Total liabilities	210,977			204,501			149,118		
Stockholders' equity	19,247			17,904			16,851		
Total liabilities and stockholders' equity	$ 230,224			$ 222,405			$165,969		
Net interest income		$6,125			$6,528			$4,734	
Net interest spread (4)			2.42%			2.72%			2.41%
Net interest margin (5)			2.84%			3.11%			3.02%

(1) Average balances for nonperforming loans are included in the above amounts.
(2) Loan fees included in interest income were $575, 000, $816,000 and $615,000 in 2003, 2002 and 2001, respectively.
(3) We computed yields based on the carrying value of tax exempt instruments on a fully tax equivalent basis.
(4) Net interest spread is calculated as the mathematical difference between the yield on total interest-bearing assets and the cost of total interest-bearing liabilities.
(5) Net interest margin is calculated as the net interest income divided into the total interest-bearing assets.

Several factors contributed to the decline in net interest margin for 2003 when compared to the same period in 2002, including the following:

- Our loan yields decreased from 6.87% for 2002 to 6.13% for 2003, a decrease of 74 basis points. Several factors contributed to this decrease:

  - As of December 31, 2002, approximately 60% of our loans, aggregating $98.9 million were on fixed rates with various maturities on or after January 1, 2003. During 2003, a substantial amount of these loans were renewed or renegotiated to a floating interest rate structure. As of December 31, 2003, our fixed rate loans had declined by approximately $30.5 million to $68.4 million. These fixed rate loans had a weighted yield of 7.22% at December 31, 2002, as compared to 6.79% as of December 31, 2003.

  - FS Bank's prime lending rate for the period from January 1, 2003 through June 27, 2003 was 4.25% and then was reduced to 4.00% for the period from June 25, 2003 to December 31, 2003. This compares to a consistent 4.75% for the period of January 1, 2002 through November 7, 2002 and 4.25% for the period of November 8, 2002 through December 31, 2002. As of December 31, 2002, approximately 40% of our loans, aggregating $65.7 million, were on floating rates tied to FS Bank's prime lending rate. During 2003, these loans increased by $27 million to $92.7 million. The yield on these loans declined from 4.47% at December 31, 2002 to 4.44% at December 31, 2003.

- During 2003 and 2002, we sold a substantial amount of our available-for-sale securities, recognizing gains of $694,000 and $660,000, respectively. These gains were attributable to yields on the securities being higher than existed in the market at the time of sale. The proceeds from these sales were reinvested into lower yielding securities.

- We have consistently maintained most of our securities available-for-sale in mortgage-backed securities. These mortgage-backed securities are comprised of "pools" of individual mortgage loans granted to homeowners. During periods of falling rates, these mortgage-backed securities experience principal paydowns at a more rapid rate than in a flat or rising interest rate environment as homeowners take advantage of the lower interest rates by either purchasing a new home or refinancing their existing mortgage. In either event, the existing mortgages are paid-off and, in turn, the mortgage-backed security which includes these mortgages is paid down. Accordingly, any premium amortization associated with these securities also escalates causing the yields on these securities to decrease. This was particularly true in the second and third quarters of 2003 as a significant number of homeowners refinanced their existing mortgage loans.

- Although deposit rates decreased between the two periods, those rates decreased at a slower pace than rates for loans, as deposit rates typically adjust more slowly than loan yields during a period of declining interest rates due to the term of the deposit accounts and due to competitive market pressures. Thus, deposit-funding costs typically do not decrease as quickly as do revenues from interest income on earning assets. Additionally, during 2003, overall deposit rates were less than those rates for the comparable period in 2002. In some cases, rates for 2003 have decreased to such levels that further decreases in deposit rates approach what we term "embedded floors" or rates that are not reasonable or practical to go below, such that further decreases in deposit rates could place us in a competitive disadvantage as customers seek higher returns on their balances.

- During 2002, we borrowed $13.2 million in medium term (2 – 5 year) fixed rate advances from the Federal Home Loan Bank of Cincinnati ("FHLB") at a weighted average cost of 3.70%. These advances generally have prepayment penalties. Not all of these borrowings were match funded with loans having similarly structured prepayment penalties. Thus, in some cases, as our lending rates declined, we adjusted the interest rates downward on those loans that were funded with the advances without a corresponding decrease in the cost of the FHLB advances.

Rate and Volume Analysis. As noted above, net interest income declined by $403,000 on a tax-equivalent basis between the years ended December 31, 2003 and 2002. The following is an analysis of the changes in our net interest income comparing the changes attributable to rates and those attributable to volumes (dollars in thousands):

	2003 Compared to 2002			2002 Compared to 2001		
	Rate	Volume	Net	Rate	Volume	Net
Interest-earning assets:						
Loans	$ (1,226)	$ 203	$ (1,023)	$ (1,910)	$ 2,394	$ 484
Securities available-for-sale:						
Taxable	(437)	(60)	(497)	(523)	924	401
Tax exempt	(137)	(298)	(435)	708	(187)	521
Federal funds sold and other	(22)	96	74	(160)	(41)	(201)
Total interest-earning assets	(1,822)	(59)	(1,881)	(1,885)	3,090	1,205
Interst-bearing liabilities:						
Interest-bearing deposits:						
Interest checking	(121)	(25)	(146)	(250)	123	(127)
Savings and money market	(203)	20	(183)	(299)	183	(116)
Certificates of deposit	(1,164)	(45)	(1,209)	(1,941)	1,346	(595)
Total interest-bearing deposits	(1,488)	(50)	(1,538)	(2,490)	1,652	(838)
Securities sold under agreements to repurchase	(27)	(24)	(51)	(110)	8	(102)
Federal funds purchased	(22)	(24)	(46)	(53)	84	31
Note payable	-	-	-	-	-	-
Federal Home Loan Bank advances	14	143	157	(46)	366	320
Total interest-bearing liabilities	(1,523)	45	(1,478)	(2,699)	2,110	(589)
Net interest income	$ (299)	$ (104)	$ (403)	$ 814	$ 980	$ 1,794

Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate times change in volume) is allocated between volume change and rate change at the ratio of how much each component bears to the absolute value of their total.

Provision for Loan Losses. The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses ("ALL") that, in our management's evaluation, should be adequate to provide coverage for probable and incurred loss on outstanding loans. The provision for loan losses amounted to $669,000 and $1,472,000 for the years ended December 31, 2003 and 2002, respectively.

Based upon our management's evaluation of the loan portfolio, our management believes the allowance for loan losses to be adequate to absorb our estimate of probable and incurred losses existing in the loan portfolio at the balance sheet date. The decrease in the provision for loan losses for the year ended December 31, 2003 when compared to the year ended December 31, 2002 was primarily due to the following factors:

- management's concerted effort in 2002 to improve the quality of the loan portfolio by adopting a revised loan policy coupled with revised underwriting guidelines.
- management's critical evaluation of the loan portfolio at year-end 2002, resulting in a substantial provision to the allowance for loan losses.
- management's extensive efforts in 2003 to collect or eliminate poor quality loans extended in 2002 and prior years.

Based upon our management's assessment of the loan portfolio, we adjust our ALL to an amount deemed appropriate to adequately cover probable and incurred losses in the loan portfolio. While our policies and procedures used to estimate the ALL, as well as the resultant provision for loan losses charged to operations, are considered adequate by our management and are reviewed from time to time by FS Bank's regulators, they are necessarily approximate and imprecise. There exist factors beyond our control, such as general economic conditions both locally and nationally, which may negatively impact, materially, the adequacy of our ALL and, thus, the resulting provision for loan losses.

Noninterest Income. FS Bank's noninterest income is composed of several components, some of which vary significantly between quarterly periods. Service charges on deposit accounts and other noninterest income generally reflect FS Bank's growth, while fees from the origination of mortgage loans will often reflect market conditions and fluctuate from period to period. The opportunities for recognition of gains on loan participations sold and gain on sales of investment securities may also vary widely from quarter to quarter.

The following is the makeup of our noninterest income for the years ended December 31, 2003 and 2002 (dollars in thousands):

			Change	
	2003	2002	Amount	Percent
Noninterest income:				
Service charges on deposit accounts	$ 707	$ 788	$ (81)	-10.3%
Net gains on the sale of loans	1,084	511	573	112.1%
Net gains on the sale of securities	694	660	34	5.2%
Other noninterest income	301	140	161	115.0%
Total	$ 2,786	$ 2,099	$ 687	32.7%

As shown, the largest component of noninterest income is gains on sales of loans. This income category includes income from origination fees and points on residential loans made with the expectation that they will be later sold into the secondary market, and from service release fees received on these loans from the purchasers. All loans are sold whereby servicing rights transfer to the buyer. Generally, mortgage origination fees increase in lower interest rate environments and decrease in rising interest rate environments. As a result, mortgage origination fees may fluctuate greatly in response to a changing rate environment.

Service charge income for 2003 decreased from that of 2002 due to the termination of our relationship with two large volume customers who generated large amounts of overdraft and returned check fees.

Also included in noninterest income for the year ended December 31, 2003 were net gains of approximately $694,000 realized from the sale of approximately $11.9 million of available-for-sale securities. This compares to net gains of approximately $660,000 realized from the sale of approximately $46.2 million of available-for-sale securities in 2002.

Noninterest Expense. Noninterest expense consists of salaries and employee benefits, equipment and occupancy expenses, and other operating expenses. The following is the makeup of our noninterest expense for the years ended December 31, 2003 and 2002 (dollars in thousands):

			Change	
	2003	2002	Amount	Percent
Noninterest expense				
Salaries and employee benefits	$ 3,499	$ 2,711	788	29.1%
Equipment and occupancy	1,135	953	182	19.1%
Data processing	379	241	138	57.3%
Advertising	208	167	41	24.6%
Legal and professional fees	616	280	336	120.0%
Loss on sales of foreclosed assets	72	-	72	n/a
Other noninterest expense	1,363	1,090	273	25.0%
Total	$ 7,272	$ 5,442	1,830	33.6%

Expenses have increased during the above periods due primarily to the following factors:

- The full year operation of the mortgage origination function, which increased noninterest expenses by approximately $471,000.
- An increase of approximately $180,000 in legal and professional fees relating to strategic planning and evaluation of strategic alternatives by our board of directors.
- An increase of approximately $156,000 in legal and professional fees involving administration of problem loans.
- The implementation of enhanced computer systems capabilities for our Internet site and the installation of remote backup and storage systems, all recorded as data processing expense, caused an increase of approximately $140,000.
- The loss of $72,000 on the liquidation of foreclosed assets in 2003 that were acquired in 2002.
- The recording of a severance expense to our former chief executive officer in the amount of $90,000.

Our efficiency ratio (ratio of noninterest expense to the sum of net interest income and noninterest income) was 83.7% in 2003 compared to 65.7% in 2002. We use the efficiency ratio as a way to analyze the amount of expense that is incurred to generate a dollar of revenue. This increase in the efficiency ratio is attributable to the decline in net interest income and the increase in noninterest expense.

Income Taxes. The effective income tax expense rate for the year ended December 31, 2003 was approximately 16.9% compared to an effective income tax expense rate for the year ended December 31, 2002 of approximately 23.5%. This rate of taxation compares to the statutory rate of 34% and reflects various tax minimization strategies, including the investing into tax exempt securities and the investment in tax exempt public facilities that generate income tax credits.

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Quarterly Information. The following is a summary of quarterly balance sheet and results of operations information for 2003 (dollars in thousands, except per share data).

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Selected balance sheet data at quarter end:				
Total assets	$ 238,258	$ 225,001	$ 232,925	$ 230,215
Total loans (excluding loans held for sale)	161,112	162,934	164,721	160,189
Allowance for loan losses	(2,379)	(2,224)	(2,294)	(2,570)
Securities available-for-sale	38,624	38,386	37,606	41,237
Total deposits	190,640	187,771	192,817	191,596
Securities sold under agreements to repurchase	8,874	3,723	3,699	4,608
Advances from FHLB	12,512	13,065	13,614	14,157
Total stockholders' equity	20,112	19,402	19,317	18,932
Balance sheet data, quarterly averages:				
Total assets	230,498	229,541	231,177	229,680
Total loans (excluding loans held for sale)	161,351	163,086	160,590	163,395
Allowance for loan losses	(2,277)	(2,257)	(2,509)	(2,573)
Securities available-for-sale	39,847	37,578	41,336	41,951
Total deposits	189,090	192,219	192,483	190,874
Securities sold under agreements to repurchase	6,161	3,806	1,988	4,547
Advances from FHLB	12,697	13,248	13,796	14,467
Total stockholders' equity	19,807	19,265	19,174	18,743
Income data:				
Interest income	$ 2,733	$ 2,768	$ 2,911	$ 2,989
Interest expense	1,231	1,333	1,410	1,498
Net interest income	1,502	1,435	1,501	1,491
Provision for loan losses	(150)	(50)	(324)	(145)
Net interest income after provision for loan losses	1,352	1,385	1,177	1,346
Noninterest income	564	794	940	460
Noninterest expense	1,875	1,855	1,863	1,679
Income before income taxes	41	324	254	127
Income taxes	5	(75)	(52)	(4)
Net income	$ 46	$ 249	$ 202	$ 123
Per share data:				
Earnings - basic	0.03	0.17	0.14	0.08
Earnings - diluted	0.04	0.16	0.13	0.08
Book value at quarter-end	12.90	12.89	13.03	12.87
Weighted average shares - basic	1,522,867	1,491,370	1,472,589	1,463,927
Weighted average shares - diluted	1,537,380	1,523,189	1,516,575	4,516,962
Common shares outstanding	1,558,690	1,504,822	1,482,246	1,470,722

Financial Condition

Our consolidated balance sheet at December 31, 2003 reflects modest growth since December 31, 2002. Total assets grew from $231.1 million at December 31, 2002 to $238.3 million at December 31, 2003, a 3.1% increase. Total deposits grew $1.6 million during 2003, an increase of .9%. Total loans declined by $6.3 million and total securities available-for-sale declined by $4.4 million. We invested substantially all of these sources of funds into federal funds sold, which increased by $21.1 million.

Loans. The composition of our loan portfolio at December 31, 2003, 2002, 2001, 2000 and 1999 is summarized as follows (dollars in thousands):

	2003	2002	2001	2000	1999
Commercial	$ 49,165	$ 47,612	$ 41,309	$ 31,257	$ 26,596
Mortgage loans on real estate:					
Commercial	61,669	64,325	62,330	41,397	24,556
Residential	14,882	17,871	19,749	11,663	7,450
Construction	16,990	20,664	15,508	11,661	11,299
Home equity	11,488	10,180	7,981	5,871	4,373
Consumer	6,035	5,773	4,696	4,501	3,544
Credit card	883	1,033	849	748	379
Total Gross Loans	$ 161,112	$ 167,458	$ 152,422	$ 107,098	$ 78,197

The following table classifies our fixed and variable rate loans at December 31, 2003 according to contractual maturities of (1) one year or less, (2) after one year through five years, and (3) after five years. The table also classifies our variable rate loans pursuant to the contractual repricing dates of the underlying loans (dollars in thousands):

	Amounts at December 31, 2003			Percentages
	Fixed	Variable	Total	% Totals
Based on contractual repricing dates:				
Daily floating rate	$ -	$ 87,536	$ 87,536	54.3%
Reprice within one year	33,651	3,559	37,210	23.1%
Reprice in one year through five years	28,866	1,590	30,456	18.9%
Reprice after five years	5,910	-	5,910	3.7%
Total	$ 68,427	$ 92,685	$ 161,112	100.0%

The above information does not consider the impact of scheduled principal payments. Daily floating rate loans are tied to FS Bank's prime lending rate or a national interest rate index with the underlying loan rates changing in relation to changes in these indexes.

Non-Performing Assets. The specific economic and credit risks associated with our loan portfolio, include, but are not limited to, a general downturn in the economy which could affect employment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existent collateral, title defects, inaccurate appraisals, financial deterioration of borrowers and fraud.

We attempt to reduce these economic and credit risks by adherence to loan-to-value guidelines for collateralized loans, by investigating the creditworthiness of the borrower and by monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures. Banking regulations limit our exposure by prohibiting loan relationships that exceed 20% of FS Bank's statutory capital in the case of loans that are not fully secured by readily marketable or other permissible types of collateral, and further limit the amount of loans that can be made to related parties.

FS Bank discontinues the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. At December 31, 2003, we had $3,605,000 in loans on nonaccrual compared to $1,867,000 at December 31, 2002. The year end 2003 nonaccrual loans include $3,092,000 in restructured loans which in 2002 were in an accrual status.

There were approximately $214,000 in other loans at December 31, 2003 which were 90 days past due and still accruing interest, as compared to $1,218,000 at December 31, 2002. At December 31, 2003, we had $3,092,000 in restructured loans as compared to $3,268,000 at December 31, 2002. Restructured loans at December 31, 2002 consisted of several loans to a troubled franchise operator which, during 2003, were reclassified to non-accrual.

The following table is a summary of our nonperforming loans at December 31, 2003, 2002, 2000, 2001 and 1999 (dollars in thousands):

	2003	2002	2001	2000	1999
Nonperforming loans					
Nonaccrual loans (1)	$ 3,605	$ 1,867	$ 470	$ -	$ -
Restructured loans (2)	-	3,268	-	-	-
Accruing loans past due 90 days or more	214	1,218	319	2	-
Total nonperforming loans	3,819	6,353	789	2	-
Other real estate owned	119	-	-	-	-
Other foreclosed assets held pending liquidation	-	300	-	-	-
Total nonperforming assets	$ 3,938	$ 6,653	$ 789	$ 2	$ -
Ratio of nonperforming loans to total loans	2.4%	3.8%	.5%	-	-
Ratio of nonperforming assets to total loans	2.4%	4.0%	.5%	-	-
Ratio of nonperforming assets to total allowance for loan losses at end of period	165.5%	270.6%	51.3%	-	-

(1) Interest income that would have been recorded in 2003 related to nonaccrual loans was $12,000 compared to $21,000 for the year ended December 31, 2002, none of which is included in interest income or net income for the applicable periods.

(2) Restructured loans of $3,092 at December 31, 2003 are reflected in the totals for nonaccrual loans at that date. These loans had a balance of $3,268,000 at December 31, 2002 and are reflected as restructured loans at that date.

Potential problem assets, which are not included in nonperforming assets, amounted to $4,050,000 or 2.50% of total loans at December 31, 2003 compared to $6,763,000 or 4.04% at December 31, 2002. Potential problem assets represent those assets with a potential or a well-defined weakness and where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by FS Bank's primary regulator for loans classified as substandard.

Allowance for Loan Losses (ALL). We maintain the ALL at a level that our management deems appropriate to adequately cover the probable and incurred loss in the loan portfolio. As of December 31, 2003 and 2002, our allowance for loan losses was $2,379,000 and $2,459,000, respectively. Our management deemed these amounts to be adequate. The judgments and estimates associated with our ALL determination are described under "Critical Accounting Estimates" above.

At both December 31, 2003 and 2002, approximately 79% of our loan portfolio consisted of commercial loans, commercial real estate loans and commercial construction loans. We periodically analyze our loan position with respect to our borrowers' industries to determine if a concentration of credit risk exists to any one or more industries. We do have a significant credit exposure of loans outstanding plus unfunded lines of credit to borrowers in the residential construction industry to owners of nonresidential buildings at December 31, 2003 and 2002. This exposure level is taken into consideration by management in its determination of the adequacy of the allowance for loan losses. Based upon that determination, we believe that we did not have any excessive exposure to any single industry which would warrant additional allowance allocations.

The following table sets forth, based on management's best estimate, the allocation of the ALL to types of loans as of December 31 and the percentage (%) of the category of loans to total loans (dollars in thousands):

	2003		2002		2001		2000		1999	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial	$ 1,610	30.6%	$ 1,509	28.5%	$ 639	27.0%	$ 519	29.1%	$ 348	34.1%
Mortgage loans on real estate:										
Commercial	379	38.3%	460	38.4%	450	40.9%	300	38.7%	216	31.4%
Residential	80	9.2%	125	10.7%	138	13.0%	85	10.9%	71	9.5%
Construction	105	10.5%	116	12.3%	111	10.2%	64	10.9%	54	14.4%
Home Equity	-	7.2%	-	6.1%	-	5.2%	-	5.5%	-	5.6%
Consumer	190	3.7%	224	3.4%	175	3.1%	228	4.2%	110	4.5%
Credit Card	15	.5%	25	.6%	25	.6%	25	.7%	20	.5%
Total	$ 2,379	100.0%	$ 2,459	100.0%	$1,538	100.0%	$ 1,221	100.0%	$ 819	100.0%

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, and the ratio of the allowance for loan losses to total loans as of the end of each period (dollars in thousands):

	2003	2002	2001	2000	1999
Balance at beginning of period	$ 2,459	$ 1,538	$ 1,221	$ 819	$ 335
Charge-offs:					
Commercial	727	472	77	23	-
Real estate	30	-	32	-	-
Consumer	101	89	21	-	3
Total charge-offs	858	561	130	23	3
Recoveries:					
Commercial	104	-	-	-	-
Real estate	3	7	-	-	-
Consumer	2	3	-	-	-
Total recoveries	109	10	-	-	-
Net charge-offs	749	551	130	23	3
Provision for loan losses	669	1,472	447	425	487
Balance at end of period	$ 2,379	$ 2,459	$ 1,538	$ 1,221	$ 819
Loans at end of period	$ 161,112	$ 167,456	$ 152,422	$ 107,098	$ 78,197
Average loans	164,520	161,514	129,190	94,593	56,134
Ratios:					
Allowance for loan losses to total loans	1.48%	1.47%	1.02%	1.14%	1.05%
Net charge-offs to average Loans for period	.46%	.34%	.10%	-	-

During 2003, we charged off $418,000 related to a particular commercial loan which, prior to the charge-off date, had been on nonaccrual status. Additionally, we recorded a loss of $72,000 on the liquidation of foreclosed assets received from this same customer. During 2002, we charged-off $275,000 related to a single commercial borrower. These charge-offs constitute a substantial portion of all charge-offs for the years noted. Other than these instances, charge-offs to individual customers were not large in comparison to the total charge-offs. As a relatively new institution, we do not have loss experience comparable to more mature financial institutions; however, as our loan portfolio matures, we will have additional charge-offs and we will consider the amount and nature of our charge-offs in determining the adequacy of our allowance for loan losses.

Investments. Our investment portfolio, consisting primarily of Federal agency bonds and mortgage-backed securities, amounted to $38.6 million and $43.0 million at December 31, 2003 and 2002, respectively. The following table summarizes the amortized cost and fair value of our securities at those dates, all of which we classify as available-for-sale (dollars in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2003				
Securities available-for-sale:				
U.S. Government and federal agencies	$ 9,368	$ 75	$ (6)	$ 9,437
State and municipal	2,836	41	(4)	2,873
Mortgage-backed	26,105	280	(71)	26,314
Total	$ 38,309	$ 396	$ (81)	$ 38,624
2002				
Securities available-for-sale:				
U.S. Government and federal agencies	$ 1,009	$ 8	$ -	$ 1,017
State and municipal	14,072	241	(62)	14,251
Mortgage-backed	27,580	200	(2)	27,778
Total	$ 42,661	$ 449	$ (64)	$ 43,046

During 2003, we sold $11.9 million of available-for-sale securities at a net gain of $694,000. This compares to sales of $46.2 million and net gains of $660,000 in 2002. At December 31, 2003, approximately $8.8 million of our available-for-sale portfolio was pledged to secure public fund and other deposits and securities sold under agreements to repurchase.

The following table shows the carrying value of investment securities according to contractual maturity classifications of one year or less, after one year through five years, after five years through ten years, and after ten years. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories noted below as of December 31, 2003 and 2002 (dollars in thousands):

	2003
Due in one year or less	$ 267
Due after one year through five years	7,497
Due after five years through ten years	4,185
Due after ten years	361
Total	$ 12,310

We compute income on securities using coupon interest, adding discount accretion or subtracting premium amortization, and for certain Treasury Inflation Protection securities, the adjustments to the par values based on inflation adjustment data as provided by the federal government. The majority of our investments for 2003 and 2002 were in the form of mortgage-backed securities. These investments are typically acquired at a premium to their par value. Since these securities are repayable in monthly increments, based on the repayment of the underlying mortgages, they are subject to wide variations in their yield caused by the increased write off of the purchase premiums. During 2003, the interest rate market for residential financings was at a thirty year low, causing many homeowners to refinance their home mortgages. As a result, when receiving prepayments, we accelerated premium amortization. This caused a lowering of the yields on these investments.

Deposits and Other Borrowings. We had approximately $190.6 million of deposits at December 31, 2003 compared to $189.0 million at December 31, 2002. Our deposits consist of noninterest and interest-bearing demand accounts, savings, money market and time deposits. Additionally, we have repurchase agreements which are essentially deposit equivalents collateralized by securities. These agreements amounted to $8.9 million at December 31, 2003 and $8.2 million at December 31, 2002. Additionally, at December 31, 2003, we had balances of $12.5 million in advances from the Federal Home Loan Bank of Cincinnati compared to $14.5 million at December 31, 2002.

Our deposits at December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Interest-bearing demand	$ 18,187	$ 17,601	$ 18,886
Savings, money market and NOW	23,204	22,889	17,113
Time deposits	73,461	77,732	75,672
Time deposits $100,000 and over	51,207	50,255	44,498
Total interest-bearing deposits	166,059	168,477	156,169
Noninterest-bearing	24,581	20,478	12,575
Total deposits	$ 190,640	$ 188,955	$ 168,744

Information on our repurchase agreements at December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Average balance during the year	$ 4,901	$ 6,832	$ 6,474
Average interest rate during the year	.78%	1.34%	2.98%
Maximum month-end balance during the year	$ 8,874	$ 14,088	$ 13,647
Balance at year-end	$ 8,874	$ 8,211	$ 12,957

Information on our advances from the Federal Home Loan Bank of Cincinnati at December 31, 2003 and 2002 is as follows:

Date of Advance	Amount	Interest Rate	Maturity	Balances 2003	Balances 2002
November 30, 2000	$ 1,050	6.71%	December 1, 2015	$ 1,014	$ 1,027
November 21, 2001	1,300	5.61%	December 1, 2016	1,265	1,283
May 1, 2002	5,000	3.70%	June 1, 2005	2,569	4,042
May 31, 2002	2,000	3.73%	May 28, 2004	2,000	2,000
June 19, 2002	1,800	4.15%	July 1, 2005	1,716	1,776
September 5, 2002	600	2.84%	October 1, 2006	432	576
September 5, 2002	600	3.06%	October 1, 2007	468	581
December 6, 2002	1,800	3.65%	January 1, 2008	1,661	1,800
December 6, 2002	1,432	3.82%	January 1, 2008	1,387	1,432

All of the above advances are amortizing on a monthly basis through maturity except for the May 31, 2002 advance in the amount of $2 million, whose principal is payable at maturity.

Note Payable. On December 30, 2003, the Company entered into a credit agreement with another financial institution that provides for a reducing revolving line of credit in the maximum amount of $6 million, of which $5 million was drawn at inception and contributed to FS Bank to increase its capital base. The related note is secured by 100% of the common shares of FS Bank and has a maturity of December 31, 2006. The maximum amount available under the credit agreement reduces to $5 million on December 31, 2004 and $4 million on December 31, 2005.

The credit agreement contains a number of covenants relating to the operation of the Bank including the maintenance of a minimum equity capital ratio, a maximum ratio of nonperforming assets to total loans, a minimum return on average assets and the maintenance of a minimum dividend payment capacity by the Bank. Covenants applicable to the Company include a prohibition of the payment of dividends on its common stock. At year-end 2003, the Company met all requirements of the credit agreement.

Funding. Generally, banks classify their funding base as either core funding or non-core funding. Core funding consists of all deposits other than time deposits issued in denominations of $100,000 or greater while all other funding is deemed to be non-core. The following table represents the balances of our deposits and other fundings and the percentage of each type to the total at December 31, 2003, 2002 and 2001 (dollars in thousands):

	2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent
Core funding:						
Noninterest-bearing demand deposits	$ 24,581	11.3%	$ 20,478	9.7%	$ 12,575	6.8%
Interest-bearing demand deposits	18,187	8.4%	17,601	8.3%	18,886	10.3%
Savings and money market deposits	23,204	10.7%	22,889	10.8%	17,113	9.3%
Time deposits less than $100,000	73,461	33.8%	77,732	36.7%	75,672	41.1%
Total core funding	139,433	64.2%	138,700	65.5%	$ 124,246	67.5%
Non-core funding:						
Time deposits greater than $100,000	51,207	23.6%	50,255	23.7%	44,498	24.2%
Securities sold under agreements to repurchase	8,874	4.1%	8,211	3.9%	12,957	7.0%
Federal Home Loan Bank advances	12,512	5.8%	14,517	6.9%	2,336	1.3%
Notes Payable	5,000	2.3%	-	-%	-	-%
Total non-core funding	77,593	35.8%	72,983	34.5%	59,791	32.5%
Total funding	$ 217,026	100.0%	$ 211,683	100.0%	$ 184,037	100.0%

Capital Resources. At December 31, 2003 and 2002, our stockholders' equity amounted to $20.1 million and $18.5 million, respectively. The change in stockholders' equity was attributable to our net income for the year ended December 31, 2003 of $620,000 and the net decrease in comprehensive income of $54,000 attributable to the decrease in fair value of our available-for-sale securities portfolio.

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Generally, banking laws and regulations require banks and bank holding companies to maintain certain minimum capital ratios in order to engage in certain activities or be eligible for certain types of regulatory relief. At December 31, 2003 and 2002, our capital ratios, including FS Bank's capital ratios, met regulatory minimum capital requirements. At December 31, 2003 and 2002, FS Bank was categorized as "well-capitalized". To be categorized as "well-capitalized", FS Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. Additionally, First Security and FS Bank must maintain certain minimum capital ratios for regulatory purposes. The following table presents actual, minimum and "well-capitalized" capital amounts and ratios at December 31, 2003 and 2002 (amounts in millions):

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2003						
Total Risk Based Capital to Risk-weighted assets:						
Consolidated	$ 22.1	12.1%	$ 14.6	8.0%	$ 18.3	10.0%
Bank only	26.1	13.8%	15.1	8.0%	18.9	10.0%
Tier I (Core) Capital to Risk-weighted assets						
Consolidated	$ 19.8	10.9%	$ 7.3	4.0%	$ 11.0	6.0%
Bank only	23.7	12.5%	7.6	4.0%	11.4	6.0%
Tier I Leverage Capital to Average Assets						
Consolidated	$ 19.8	8.7%	$ 9.1	4.0%	$ 11.4	5.0%
Bank only	23.7	10.4%	9.1	4.0%	11.4	5.0%
2002						
Total Risk Based Capital to Risk-weighted assets:						
Consolidated	$ 20.3	11.0%	$ 14.8	8.0%	$ 18.5	10.0%
Bank only	20.3	11.0%	14.8	8.0%	18.5	10.0%
Tier I (Core) Capital to Risk-weighted assets						
Consolidated	$ 18.2	9.8%	$ 7.4	4.0%	$ 11.1	6.0%
Bank only	18.0	9.7%	7.4	4.0%	11.1	6.0%
Tier I Leverage Capital to Average Assets						
Consolidated	$ 18.2	7.9%	$ 9.3	4.0%	$ 11.6	5.0%
Bank only	18.0	7.8%	9.3	4.0%	11.6	5.0%

Dividends. FS Bank is subject to restrictions on the payment of dividends to First Security under laws and regulations promulgated by the FDIC and the Commonwealth of Kentucky. Currently, FS Bank can pay First Security dividends of approximately $2.9 million without prior approval of the FDIC or Commonwealth of Kentucky.

First Security is also subject to limits on payment of dividends to our shareholders by the rules, regulations and policies of federal banking authorities. We have not paid any dividends to date, nor do we anticipate paying dividends to our shareholders for the foreseeable future. In order to pay such dividends, we will need to receive dividends from FS Bank or have other sources of funds. In addition, in accordance with the terms of the credit agreement which we entered into on December 30, 2003, the payment of dividends on our common stock cannot be made, except with the consent of the lending institution. We do not intend to pay dividends on our common stock, instead preferring to retain all earnings to support the growth of our Company.

Market and Liquidity Risk Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. Our Asset Liability/Investment Committee ("ALCO") is charged with the responsibility of monitoring these policies, which are designed to ensure acceptable composition of asset/liability mix. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

Interest Rate Sensitivity. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements which we use to help us manage interest rate sensitivity include an earnings simulation model and gap analysis computations. These measurements are used in conjunction with competitive pricing analysis.

Earnings simulation model. We believe that interest rate risk is best measured by our earnings simulation modeling. Forecasted levels of net interest income based on existing interest-bearing earning assets and liabilities are combined with ALCO forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations. To limit interest rate risk, we have guidelines for our net interest earnings at risk which seek to limit the variance of net interest income to less than predetermined levels based on the change in the interest rate market. At any point our calculations reflect a change greater than this level (which is referred to in our policies and procedures as a Level 1 Alert), we are required to take action to mitigate the condition by actively restructuring our balance sheet risk profile.

The following data is presented relating to the results of the earnings simulation model at December 31, 2003:

	Changes in interest rates from current rates stated in basis points								
	-400	-300	-200	-100	0	100	200	300	400
Forecast net interest income	$4,936	$5,208	$5,447	$5,658	$0	$6,291	$6,599	$6,911	$7,217
Effect on net interest income	(1,040)	(768)	(529)	(318)	0	315	623	935	1,241
Percentage change	-17.4%	-12.9%	-8.9%	-5.3%	0	5.3%	10.4%	15.7%	20.8%
Level 1 Alert	-25.0%	-20.0%	-15.0%	-10.0%	0	10.0%	15.0%	20.0%	25.0%

The results of the earnings simulation indicate that FS Bank is assets sensitive, meaning that in a rising interest rate environment, yields on assets are likely to increase faster than costs of liabilities, thus producing increases in net interest income.

The above table is intended to present our technique for measuring interest rate risk on projected net interest income based on changes in the general interest rate environment at a point in time. Given that interest rates are presently at historic lows, the calculations presented for declines of 300 and 400 basis points are highly unlikely and thus, are not believed to be relevant.

Gap analysis. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed; for example, within three months or one year. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

At December 31, 2003, our cumulative twelve-month interest rate-sensitivity gap ratio of earning assets to interest-bearing liabilities was 11.99%, as compared to -9.87% at December 31, 2002. Both measurements were within our targeted ratio of $\pm$ 15% in this time horizon. There is a general view held by monetary policy analysts that interest rates will eventually rise over the next 12 months which, given our gap position at December 31, 2003, could have a positive impact on our net interest income. Since deposit pricing will generally lag both in degree and timing with any upward interest rate adjustments, our management believes we are well- positioned to manage our net interest margins through an upward rate environment.

Each of the above analyses may not, on their own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors"), which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

Liquidity Risk Management. The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

In addition, FS Bank is a member of the Federal Home Loan Bank of Cincinnati. As a result, FS Bank receives advances from the Federal Home Loan Bank of Cincinnati, pursuant to the terms of various borrowing agreements, which assist it in the funding of its home mortgage and commercial real estate loan portfolios. FS Bank has pledged under the borrowing agreements with the Federal Home Loan Bank of Cincinnati certain qualifying residential mortgage loans pursuant to a blanket lien as collateral. Based upon the advance limitations based on the collateral amounts, at December 31, 2003, FS Bank could have borrowed additional amounts in the approximate amount of $7.9 million.

Additional sources of liquidity are represented by federal funds borrowing arrangements entered into with other banks. At December 31, 2003, we had borrowing lines established in the aggregate amount of $20.5 million. There were no balances on these lines at December 31, 2003. In addition to the above, we are a participant in a network of financial institutions that purchase and sell certificates of deposit to each other. There are no practical limits to the amount of certificates of deposit that can be sold or purchased through this network. At December 31, 2003, we had no sales or purchases of funds using this network.

At December 31, 2003, we had no significant commitments for capital expenditures.

The following table presents additional information about our contractual obligations as of December 31, 2003, which by their terms have contractual maturity and termination dates subsequent to December 31, 2003 (dollars in thousands):

	Next 12 Months	13-36 Months	37-60 Months	Over 60 Months
Contractual Obligations:				
Certificates of deposit	$ 92,759	$ 21,356	$ 10,553	$ -
Securities sold under agreements to repurchase	8,874	-	-	-
Federal Home Loan advances	4,266	3,564	2,591	2,091
Note payable	-	5,000	-	-
Minimum operating lease commitments	256	368	211	1,033
Total	$ 106,155	$ 30,288	$ 13,355	$ 3,124

Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Off-Balance Sheet Arrangements. At December 31, 2003, we had outstanding commitments to make loans of $0.6 million, standby letters of credit of $1.4 million and unfunded loan commitments outstanding of $33.9 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, FS Bank has the ability to liquidate Federal funds sold or securities available-for-sale or, on a short-term basis, to borrow and purchase Federal funds from other financial institutions or, finally, to sell certificates of deposit in the interbank funding network discussed above. At December 31, 2003, FS Bank had accommodations with upstream correspondent banks for unsecured short-term advances. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month. The following table presents additional information about our unfunded commitments as of December 31, 2003 and 2002, which by their terms have contractual maturity dates subsequent to December 31, 2003 (dollars in thousands):

	2003		2002	
	Fixed	Variable	Fixed	Variable
Commitments to make loans	$ -	$ 600	$ -	$ -
Unused lines of credit	6,003	27,883	6,789	34,670
Letters of credit	-	1,360	427	676

Commitments to make loans are generally made for periods of 3 months or less.

Impact of Inflation

The Consolidated Financial Statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Recent Accounting Pronouncements

Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Company's operating results or financial condition.

ITEM 7. FINANCIAL STATEMENTS

First Security Bancorp, Inc. and Subsidiary

Consolidated Financial Statements

Table of Contents

FIRST SECURITY BANCORP, INC.
Lexington, Kentucky

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

FIRST SECURITY BANCORP, INC.
Lexington, Kentucky

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
First Security Bancorp, Inc.
Lexington, Kentucky

We have audited the accompanying consolidated balance sheets of First Security Bancorp, Inc. as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Security Bancorp, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Lexington, Kentucky
February 6, 2004

FIRST SECURITY BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31
(Dollar amounts in thousands, except for per share data)

	2003	2002
ASSETS		
Cash and due from banks	$ 4,820	$ 4,744
Federal funds sold	25,193	4,069
Total cash and cash equivalent	30,013	8,813
Securities available-for-sale	38,624	43,046
Loans held for sale	407	3,390
Loans, net of allowance of $2,379 and $2,459	158,733	164,999
Federal Home Loan Bank stock	772	742
Foreclosed assets	119	300
Premises and equipment, net	7,585	7,932
Goodwill	106	-
Other intangible assets	43	57
Accrued interest receivable and other assets	1,856	1,807
	$ 238,258	$ 231,086
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Noninterest bearing	$ 24,581	$ 20,478
Interest bearing	166,059	168,477
Total deposits	190,640	188,955
Federal funds purchased and repurchase agreements	8,874	8,211
Federal Home Loan Bank advances	12,512	14,517
Note Payable	5,000	-
Accrued interest payable and other liabilities	1,120	939
Total liabilities	218,146	212,622
Shareholders' equity		
Common stock, no par value: 5,000,000 shares authorized: 2003 – 1,558,690 shares issued, 2002 - 1,456,250 shares issued	8,926	8,385
Additional paid-in capital	8,926	8,385
Retained earnings	2,052	1,432
Accumulated other comprehensive income	208	262
Total shareholders' equity	20,112	18,464
	$ 238,258	$ 231,086

FIRST SECURITY BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31
(Dollar amounts in thousands, except for per share data)

	2003	2002
Interest income		
Loans, including fees	$ 10,079	$ 11,102
Taxable securities	836	1,333
Tax exempt securities	380	669
Federal funds sold and other	106	32
	11,401	13,136
Interest expense		
Deposits	4,874	6,412
Federal funds purchased and repurchase agreements	41	138
Federal Home Loan Bank advances and other debt	557	400
	5,472	6,950
Net interest income	5,929	6,186
Provision for loan losses	669	1,472
Net interest income after provision for loan losses	5,260	4,714
Noninterest income		
Service charges on deposit accounts	707	788
Net gains on sales of loans	1,084	511
Net gains on sales of securities	694	660
Other	273	140
	2,758	2,099
Noninterest expense		
Salaries and employee benefits	3,499	2,711
Occupancy and equipment	1,135	953
Data processing	379	241
Legal and professional fees	616	280
Loss on sale of foreclosed and repossessed assets	72	-
Federal deposit insurance	22	31
Advertising	208	167
Supplies	119	92
Amortization of intangibles	14	10
Other	1,208	957
	7,272	5,442
Income before income taxes	746	1,371
Income tax expense	126	322
Net income	$ 620	$ 1,049
Earnings per share		
Basic	$ .42	$ .72
Diluted	.41	.69

FIRST SECURITY BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31
(Share and dollar amounts in thousands)

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, January 1, 2002	1,456	$ 8,385	$ 8,385	$ 383	$ (326)	$ 16,827
Comprehensive Income:						
Net income	-	-	-	1,049	-	1,049
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects	-	-	-	-	588	588
Total comprehensive income						1,637
Balance, December 31, 2002	1,456	8,385	8,385	1,432	262	18,464
Stock options exercised	14	99	99	-	-	198
Stock warrants exercised	89	442	442	-	-	884
Comprehensive income:						
Net income	-	-	-	620	-	620
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects	-	-	-	-	(54)	(54)
Total comprehensive income						566
Balance, December 31, 2003	1,559	$ 8,926	$ 8,926	$ 2,052	$ 208	$ 20,112

FIRST SECURITY BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31
(Dollar amounts in thousands, except for per share data)

	2003	2002
Cash flows from operating activities		
Net income	$ 620	$ 1,049
Adjustments to reconcile net income to net cash from operating activities		
Provision for loan losses	669	1,472
Depreciation and amortization	487	463
Net amortization of securities	723	467
Net realized gain on sale of securities	(694)	(660)
Federal Home Loan Bank stock dividends	(30)	(29)
Originations of loans held for sale	(64,459)	(36,165)
Proceeds from sale of loans	68,526	33,286
Net gain on sale of mortgage loans	(1,084)	(511)
Loss on disposal of premises and equipment	-	1
Loss on sale of foreclosed and repossessed assets	72	-
Net change in:		
Accrued interest receivable	220	(43)
Other assets	(341)	148
Accrued interest payable	(69)	(254)
Other liabilities	266	(516)
Net cash from operating activities	4,906	(1,292)
Cash flows from investing activities		
Activity in available-for-sale securities:		
Maturities and principal repayments	16,897	11,778
Sales	11,886	46,225
Purchases	(24,460)	(67,668)
Net change in loans	5,028	(15,890)
Proceeds from sale of foreclosed and repossessed assets	750	-
Purchase of Federal Home Loan Bank stock	-	(174)
Purchases of premises and equipment, net	(126)	(661)
Cash paid in acquisition	(106)	(69)
Net cash from investing activities	9,869	(26,459)

FIRST SECURITY BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31
(Dollar amounts in thousands, except for per share data)

	2003	2002
Cash flows from financing activities		
Net change in deposits	1,685	20,211
Net change in repurchase agreements and short-term borrowings	663	(4,746)
Proceeds from Federal Home Loan Bank advances	-	13,232
Repayments of Federal Home Loan Bank advances	(2,005)	(1,051)
Proceeds from issuance of note payable	5,000	-
Proceeds from issuance of common stock	1,082	-
Net cash from financing activities	6,425	27,646
Net change in cash and cash equivalents	$ 21,200	$ (105)
Cash and cash equivalents at beginning of period	8,813	8,918
Cash and cash equivalents at end of period	$ 30,013	$ 8,813
Supplemental cash flow information:		
Interest paid	$ 5,541	$ 7,204
Income tax paid	260	80
Supplemental non-cash disclosures:		
Transfers from loans to foreclosed and repossessed assets	569	303

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements of First Security Bancorp, Inc. ("Bancorp") and its wholly owned subsidiary First Security Bank of Lexington, Inc. ("Bank") are together referred to as the "Company". Intercompany transactions and balances are eliminated in consolidation.

The Company is a one-bank holding company and, other than the Bank, has no material business activity. The Bank commenced operations on November 17, 1997 and operates as a state chartered commercial bank, providing financial services through its offices in Lexington, Kentucky. Its primary deposit products are checking, savings, repurchase agreements and term certificates, and its primary lending products are commercial, real estate mortgage and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, commercial and residential real estate and consumer assets. Commercial loans are expected to be repaid from cash flow from operations of businesses and residential mortgage and consumer loans are expected to be repaid from the earnings of the borrowers. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities: All debt securities are classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities, such as Federal Home Loan Bank stock, are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans Held for Sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or market in the aggregate. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. These loans are assessed at least annually for impairment and any such impairment is recognized in the period identified.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net of deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance are made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired loans or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on a number of factors, including the nature and volume of the non-classified loans, economic conditions and other factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated cash flows using the existing rate or at the fair value of the collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. Any excess of a loan balance over the recorded fair value of the assets received is charged to the allowance for loan losses at the time the assets are recorded. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed. There were no additions to the valuation allowance for 2003, as the fair value equaled the carrying cost.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identified intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of acquired customer relationship intangible assets arising from acquisitions. They are initially measured at fair value and then are amortized using the straight-line method over their estimated useful lives.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-term Assets: Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future discounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees in accordance with FASB Interpretation No. 45 and are not material.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. Stock-based compensation cost for options granted employees with an exercise price less than the market price of the underlying common stock at the date of the grant is reflected in net income. No stock-based compensation cost for options granted employees and directors with an exercise price equal to or greater than the market price of the underlying common stock at the date of grant is reflected in net income.

The following table illustrates the effect on net income and earnings per share if expense was measured for options granted using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.* Amounts are in thousands, except for per share data.

	2003	2002
Net income as reported	$ 620	$ 1,049
Deduct: Stock-based compensation expense determined under fair value based method	(82)	(292)
Pro forma net income	$ 538	$ 757
Basic earnings per share as reported	$ .42	$ .72
Pro forma basic earnings per share	.36	.52
Diluted earnings per share as reported	$ .41	$ .69
Pro forma diluted earnings per share	.35	.51

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date for grants issued during the year.

	2003	2002
Risk-free interest rate	3.18%	3.96%
Expected option life	5.0 years	7.2 years
Expected stock price volatility	36%	42%
Dividend yield	-	-

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces tax assets to the amount expected to be realized.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale.

Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, FASB Statement 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities*, FASB Statement 132 (revised 2003), *Employers Disclosures about Pensions and Other Postretirement Benefits*, FASB Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, and FASB Interpretation 46, *Consolidation of Variable Interest Entities.* Adoption of the new standards did not materially affect the Company's operating results or financial condition.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $154,000 and $30,000 was required to meet regulatory reserve and clearing requirements at year-end 2003 and 2002. These balances do not earn interest.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statement were reclassified to conform to the current presentation.

Presentation: Unless otherwise indicated within the text, dollars are presented in thousands except for per share data.

NOTE 2 – SECURITIES

The fair value of available-for-sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2003			
U.S. Government and federal agency	$ 9,437	$ 75	$ (6)
State and municipal	2,873	41	(4)
Mortgage-backed	26,314	280	(71)
Total	$ 38,624	$ 396	$ (81)
2002			
U.S. Government and federal agency	$ 1,017	$ 8	$ -
State and municipal	14,251	241	(62)
Mortgage-backed	27,778	200	(2)
Total	$ 43,046	$ 449	$ (64)

Securities with unrealized losses at year-end 2003, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	12 Months or Less		More than 12 Months		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Description of Securities						
U.S. Government and federal agency	$ 494	$ (6)	$ -	$ -	$ 494	$ (6)
State and municipal	514	(3)	259	(1)	773	(4)
Mortgage-backed	5,633	(71)	-	-	5,633	(71)
Total temporarily impaired with stated maturities	$ 6,641	$ (80)	$ 259	$ (1)	$ 6,900	$ (81)

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, management has the intent and ability to hold for the foreseeable future and the decline in fair value is largely due to changes in market conditions. The fair value is expected to recover as the securities approach their maturity date and/or market conditions improve.

NOTE 2 – SECURITIES (Continued)

Sales of available-for-sale securities were as follows:

	2003	2002
Proceeds	$ 11,886	$ 46,225
Gross gains	698	677
Gross losses	4	17

The fair value of debt securities and carrying amount, if different, at year-end 2003 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Fair Value
Due in one year or less	$ 267
Due from one to five years	7,497
Due from five to ten years	4,185
Due after ten years	361
Mortgage-backed	26,314
Total	$ 38,624

Securities pledged at year-end 2003 and 2002 had carrying amounts of $8.8 million and $6.8 million, and were pledged to public deposits and repurchase agreements.

At year-end 2003 and 2002, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

NOTE 3 - LOANS

Loans at year-end were as follows:

	2003	2002
Commercial	$ 49,165	$ 47,612
Mortgage loans on real estate:		
Commercial	61,669	64,325
Residential	14,882	17,871
Construction	16,990	20,664
Home equity	11,488	10,180
Consumer	6,035	5,773
Credit card	883	1,033
Subtotal	161,112	167,458
Less allowance for loan losses	(2,379)	(2,459)
Loans, net	$ 158,733	$ 164,999

NOTE 3 – LOANS (Continued)

Substantially all residential mortgage loans are pledged to the Federal Home Loan Bank as collateral for advances as additionally discussed in Note 8.

Changes in the allowance for loan losses were as follows:

	2003	2002
Beginning balance	$ 2,459	$ 1,538
Loans charged-off	(858)	(561)
Recoveries	109	10
Provision for loan losses	669	1,472
Ending balance	$ 2,379	$ 2,459

Impaired loans were as follows:

	2003	2002
Year-end loans with no allocated allowance for loan losses	$ -	$ -
Year-end loans with allocated allowance for loan losses	3,162	4,059
Total	$ 3,162	$ 4,059
Amount of the allowance for loan losses allocated	$ 1,300	$ 1,070
Average of impaired loans during the year	3,894	1,708
Interest income recognized during impairment	135	-
Cash-basis interest income recognized	135	-

Impaired loans include $3.1 million with a troubled borrower which was restructured during 2002.

Nonperforming loans were as follows:

	2003	2002
Loans past due 90 days still on accrual	$ 214	$ 1,218
Nonaccrual loans	3,605	1,867

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified as impaired loans. Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

NOTE 4 – PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2003	2002
Land	$ 1,250	$ 1,250
Buildings	4,956	4,956
Leasehold improvements	305	305
Furniture and equipment	2,285	2,461
Total cost	8,796	8,972
Accumulated depreciation	(1,211)	(1,040)
Premises and equipment, net	$ 7,585	$ 7,932

Depreciation expense was $473 and $453 for 2003 and 2002.

The Company leases its three branch locations and two loan production offices under noncancelable operating leases with various terms and renewal options. Rent expense under these leases for the years ended December 31, 2003 and 2002 was $262 and $206.

Rent commitments under these noncancelable operating leases were as follows, before considering renewal options that are generally present (in thousands):

2004	$ 256
2005	194
2006	174
2007	137
2008	74
Thereafter	1,033
Total	$ 1,868

In addition, the Company leases small items of office equipment, such as photocopiers, using agreements from one year to three years. These are not considered material and are not included in the above table.

NOTE 5 – GOODWILL AND INTANGIBLE ASSETS

The change in the balance for goodwill during the year is as follows:

	2003	2002
Beginning of year	$ -	$ -
Acquired goodwill	106	-
Total	$ 106	$ -

NOTE 5 – GOODWILL AND INTANGIBLE ASSETS (Continued)

Acquired Intangible Assets

Acquired intangible assets were as follows at year-end:

	2003		2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Other customer relationship intangibles	$ 67	$ 24	$ 67	$ 10

Aggregate amortization expense was $14 and $10 for 2003 and 2002.

Estimated amortization expense for each of the next three years is as follows (no amortization expense is scheduled to be recorded after 2006):

2004	$ 14
2005	14
2006	15

NOTE 6 - DEPOSITS

The scheduled maturities of time deposits as of December 31, 2003 were as follows (in thousands):

2004	$ 92,759
2005	15,982
2006	5,374
2007	6,529
2008	4,024
Thereafter	-
Total	$ 124,668

At year-end 2003 and 2002, time deposits with balances in excess of $100 totaled $51,207 and $50,255.

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by U.S. Government and agency obligations and by mortgage-backed securities with a carrying amount of $8,840 and $6,779 at year-end 2003 and 2002.

Securities sold under agreements to repurchase are financing arrangements that mature within two years. At maturity, the securities underlying the agreements are returned to the Company. Substantially all of the securities sold under agreements to repurchase have a term of one day and are referred to as sweep repurchase agreements. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2003	2002
Average balance during the year	$ 4,901	$ 6,832
Average interest rate during the year	.78%	1.34%
Maximum month-end balance during the year	$ 8,874	$ 14,088
Weighted average interest rate at year-end	.98%	.92%

NOTE 8 – FEDERAL HOME LOAN BANK ADVANCES AND NOTE PAYABLE

At year-end, advances from the Federal Home Loan Bank were as follows:

	2003	2002
Monthly maturities of June 2005 through December 2016, at fixed rates ranging from 2.84% to 6.71%	$ 10,512	$ 12,517
Principal due at maturity in May 2004, at fixed rate of 3.73%	2,000	2,000
Total	$ 12,512	$ 14,517

Advances are secured by the Federal Home Loan Bank stock and substantially all residential mortgage loans under a blanket lien arrangement.

Principal payments over the next five years are as follows (in thousands):

2004	$ 4,266
2005	3,049
2006	515
2007	378
2008	2,213
Thereafter	2,091
Total	$ 12,512

NOTE 8 – FEDERAL HOME LOAN BANK ADVANCES AND NOTE PAYABLE (Continued)

Note Payable: On December 30, 2003, the Company entered into a credit agreement with another financial institution that provides for a reducing revolving line of credit in the maximum amount of $6 million, of which $5 million was drawn at inception. The related note is secured by 100% of the common shares of the Bank and has a maturity of December 31, 2006. The maximum amount available under the credit agreement reduces to $5 million on December 31, 2004 and $4 million on December 31, 2005. The note bears interest at a variable rate, at the option of the Company on a quarterly basis, at prime less .25% or at LIBOR plus 2.40%. Interest is payable monthly and, other than payments required to reduce the balance to the maximum available amount, there are no scheduled principal repayments.

The credit agreement contains a number of covenants relating to the operation of the Bank including the maintenance of a minimum equity capital ratio, a maximum ratio of non-performing assets to total loans, a minimum return on average assets and the maintenance of a minimum dividend payment capacity by the Bank. Covenants applicable to the Company include a prohibition of the payment of dividends on its common stock. At year-end 2003, the Company met all requirements of the credit agreement.

NOTE 9 – BENEFIT PLANS

The Bank has a 401(k) benefit plan which allows employee contributions up to 15% of their compensation. The Bank matches 100% of the first 4% of compensation contributed. Expense for the years ended December 31, 2003 and 2002 was $63 and $60.

NOTE 10 - INCOME TAXES

Income tax expense (benefit) was as follows:

	2003	2002
Current federal	$ -	$ 544
Deferred federal	126	(222)
Total	$ 126	$ 322

Effective rates differ from the federal statutory rate of 34% applied to income before taxes due to the following:

	2003	2002
Federal statutory rate times the financial statement income	$ 254	$ 466
Effect of:		
Tax-exempt income	(109)	(194)
Low income housing tax credits	(24)	-
Other, net	5	50
Total	$ 126	$ 322

NOTE 10 - INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities were due to the following:

	2003	2002
Deferred tax assets		
Allowance for loan losses	$ 682	$ 761
Unused tax credits	65	-
Net operating loss carryforward	16	-
Organizational costs	1	1
Other	39	42
	803	804
Deferred tax liabilities		
FHLB stock dividends	$ (33)	$ (23)
Depreciation	(200)	(150)
Cash to accrual	(34)	(69)
Net unrealized security gains	(107)	(122)
Prepaid expenses	(62)	-
Other	(80)	(42)
	(516)	(406)
Net deferred tax asset	$ 287	$ 398

NOTE 11 – RELATED PARTY TRANSACTIONS

Loans to executive officers, directors, and their affiliates in 2003 were as follows (in thousands):

Beginning balance	$ 6,937
New loans	12,404
Effect of changes in related parties	-
Repayments	(4,746)
Ending balance	$ 14,595

Deposits from executive officers, directors, and their affiliates at year-end 2003 and 2002 were approximately $3.7 and $3.0 million.

The Bank leases land from a company controlled by a director upon which the Bank constructed a branch facility in 2001. The lease agreement provides for a twenty year term with a base rent that increases biannually from $70 per year at inception to $91 per year for the final two years of the term. The lease agreement also provides that the Bank will pay property taxes and other governmental levies or assessments on the property and a portion of the common area maintenance for the shopping center in which the branch facility is located.

NOTE 11 – RELATED PARTY TRANSACTIONS (Continued)

The rent commitment under this noncancelable operating lease was as follows, before considering the renewal option that is present (in thousands):

2004	$ 70
2005	71
2006	72
2007	74
2008	74
Thereafter	1,033
Total	$ 1,394

NOTE 12 – STOCK OPTIONS

Stock Award Plan

Options to buy stock are granted to directors, officers and employees under the Company's Stock Award Plan ("Stock Plan"), which provides for issue of up to 200,000 options. Pursuant to the Stock Plan, options may be issued which are defined as incentive stock options or as non-qualified stock options. Incentive stock options are intended to qualify under the provisions of Internal Revenue Code Section 422 ("IRC"), which include, among other things, that the option price be not less than the fair value of the shares as of the date of grant. Non-qualified stock options are those that do not meet the requirements of the provisions of the IRC, and, accordingly, may contain terms that are different than those in place for incentive stock options. The Stock Plan is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

A summary of the activity in the Stock Plan is as follows:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	105,200	$ 17.33	51,200	$ 14.83
Granted	22,000	19.55	54,000	19.71
Exercised	(14,000)	14.07	-	-
Forfeited	(25,450)	15.49	-	-
Outstanding at end of year	87,750	$ 18.91	105,200	$ 17.33
Options exercisable at year-end	79,650	$ 18.80	66,380	$ 17.76
Weighted average fair value of options granted during year	$ 7.07		$ 9.91	

NOTE 12 – STOCK OPTIONS (Continued)

Options outstanding under the Stock Plan at year-end 2003 were as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$13.75-$15.50	18,250	37 months	$ 15.39	16,550	$ 15.38
$16.00-$22.00	69,500	49 months	19.84	63,100	19.69
Outstanding at year-end	87,750	46 months	$ 18.91	79,650	$ 18.80

Other Stock Options

The Company has granted other options in connection with the employment of the Company's chief executive officer which are separate from the aforementioned plan and tables. These options are non-qualified and were granted with an exercise price below the grant date market price. The difference between the exercise price and the market price will be recognized as compensation expense over the vesting period in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees."

Number of options	20,000
Vesting schedule	4,000 options per year commencing September 15, 2004
Maturity	December 1, 2013
Exercise price	$14.00
Unamortized expense	$40

NOTE 13 – STOCK WARRANTS

The Company issued stock warrants to certain organizers of the Bank. The warrants, issued in 1997, entitled the holder to purchase additional shares of the Company's common stock at the offering price of $10 per share at any time during 2003. All warrants were exercised during 2003, resulting in the issuance of 88,440 shares and the receipt by the Company of $884 in proceeds.

NOTE 14 – CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2003 and 2002, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Actual and required capital amounts (in millions) and ratios are presented below at year-end.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2003						
Total Risk Based Capital to Risk-weighted assets						
Consolidated	$ 22.1	12.1%	$ 14.6	8.0%	$ 18.3	10.0%
Bank only	26.1	13.8%	15.1	8.0%	18.9	10.0%
Tier I (Core) Capital to Risk-weighted assets						
Consolidated	$ 19.8	10.9%	$ 7.3	4.0%	$ 11.0	6.0%
Bank only	23.7	12.5%	7.6	4.0%	11.4	6.0%
Tier I Leverage Capital to Average Assets						
Consolidated	$ 19.8	8.7%	$ 9.1	4.0%	$ 11.4	5.0%
Bank only	23.7	10.4%	9.1	4.0%	11.4	5.0%
2002						
Total Risk Based Capital to Risk-weighted assets						
Consolidated	$ 20.3	11.0%	$ 14.8	8.0%	$ 18.5	10.0%
Bank only	20.3	11.0%	14.8	8.0%	18.5	10.0%
Tier I Capital to Risk-weighted assets						
Consolidated	$ 18.2	9.8%	$ 7.4	4.0%	$ 11.1	6.0%
Bank only	18.0	9.7%	7.4	4.0%	11.1	6.0%
Tier I Leverage Capital to Average assets						
Consolidated	$ 18.2	7.9%	$ 9.3	4.0%	$ 11.6	5.0%
Bank only	18.0	7.8%	9.3	4.0%	11.6	5.0%

NOTE 14 – CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS
(Continued)

Banking regulations limit the amount of capital distributions that may be paid by the Bank without prior approval. Generally, capital distributions are limited to undistributed net income for the current year and prior two years. In addition, generally, capital distributions may be made only to the extent of retained earnings. At year-end 2003, approximately $2,870 is available to pay dividends to the Company. The Company's ability to pay dividends is dependent on the Bank. In addition, in 2003 the Company entered into a credit agreement that contains restrictions on dividends it can pay. (See Note 8)

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

NOTE 15 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end:

	2003		2002	
	Fixed	Variable	Fixed	Variable
	(in thousands)			
Commitments to make loans	$ -	$ 600	$ -	$ -
Unused lines of credit	6,003	27,883	6,789	34,670
Letters of credit	-	1,360	427	676

Commitments to make loans are generally made for periods of 3 months or less.

Letters of credit are considered financial guarantees under FASB Interpretation 45. These instruments are carried at fair value, which was immaterial at year-end 2003 and 2002.

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 30,013	$ 30,013	$ 8,813	$ 8,813
Securities available-for-sale	38,624	38,624	43,046	43,046
Loans held for sale	407	411	3,390	3,441
Loans, net	158,733	160,689	164,999	170,200
Federal Home Loan Bank stock	772	772	742	742
Accrued interest receivable	956	956	1,176	1,176
Financial liabilities				
Deposits	$ 190,640	$ 192,089	$ 188,955	$ 190,885
Repurchase agreements and short-term borrowings	8,874	8,874	8,211	8,211
Note Payable	5,000	5,000	-	-
Federal Home Loan Bank advances	12,512	12,959	14,517	14,875
Accrued interest payable	509	509	578	578

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents and Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, repurchase agreements, short-term borrowings, note payable and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life of credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements and is not material.

NOTE 17 – ACQUISITION OF MORTGAGE ORIGINATION COMPANY

On March 15, 2002, the Bank acquired the assets of First Mortgage Company, Inc., in Lexington, Kentucky. The operations were assumed by the Bank and are promoted and conducted as a division under the name "First Security Mortgage Company", the purpose of which is to originate mortgage loans for sale into the secondary market. The acquisition agreement included a purchase price of up to $476, $69 of which was paid at closing for fixed assets. The remainder of the purchase price is payable contingent upon the division's earnings over the next four years. In conjunction with the purchase and in addition to the fixed assets, the Bank recorded $67 in intangibles for customer lists and a non-compete agreement which is being amortized over five years. Of the remaining contingent purchase price, $106 was earned in 2003 and recorded as goodwill. The remainder of the purchase price is contingent on future earnings. If earned, an additional purchase price will be paid up to a maximum amount of $234 and will be recorded as goodwill.

NOTE 18 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of First Security Bancorp, Inc. follows:

CONDENSED BALANCE SHEETS,
December 31

	2003	2002
ASSETS		
Cash and due from banks	$ 909	$ 124
Investment in subsidiary	24,011	18,248
Other assets	197	104
	$ 25,117	$ 18,476
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Note Payable	$ 5,000	$ -
Other liabilities	5	12
Shareholders' Equity		
Common stock	8,926	8,385
Paid-in capital	8,926	8,385
Retained earnings	2,052	1,432
Accumulated other comprehensive income (loss)	208	262
Total shareholders' equity	20,112	18,464
	$ 25,117	$ 18,476

NOTE 18 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME
Years Ended December 31

	2003	2002
Income		
Interest income	$ -	$ -
Other income	17	-
Dividend from subsidiary	-	100
	17	100
Expenses		
Salaries and employee benefits	55	36
Professional fees	205	44
Other	55	11
	315	91
Income (loss) before income tax and undistributed subsidiary income	(298)	9
Income tax benefit	101	-
Income (loss) before undistributed earnings of subsidiary	(197)	9
Equity in undistributed earnings of subsidiary	817	1,040
Net income	$ 620	$ 1,049

NOTE 18 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOW
Years ended December 31

	2003	2002
Cash flows from operating activities		
Net income	$ 620	$ 1,049
Adjustments to reconcile net income to net cash from operating activities		
Equity in undistributed earnings of subsidiary	(817)	(1,040)
Change in other assets	(93)	13
Change in other liabilities	(7)	4
Net cash from operating activities	(297)	26
Cash flows from investing activities		
Investment in subsidiary	(5,000)	-
Cash flows from financing activities		
Proceeds from borrowing	5,000	-
Proceeds from issuance of common stock	1,082	-
Net cash from financing activities	6,082	-
Net change in cash and cash equivalents	785	26
Cash and cash equivalents at beginning of period	124	98
Cash and cash equivalents at end of period	$ 909	$ 124

NOTE 19 – EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2003	2002
Basic		
Net income	$ 620	$ 1,049
Weighted average common shares	1,488	1,456
Basic earnings per common share	$ .42	$ .72
Diluted		
Net income	$ 620	$ 1,049
Weighted average common shares outstanding for basic earnings per common share	1,488	1,456
Add: Dilutive effects of assumed exercises of		
Stock warrants	27	43
Stock options	8	12
Average shares and dilutive potential common shares	1,523	1,511
Diluted earnings per common share	$ .41	$ .69

Stock options for 66,000 and 43,750 shares of common stock were not considered in computing diluted earnings per common share for 2003 and 2002, respectively, because they were anti-dilutive.

NOTE 20 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	2003	2002
Unrealized holding gains and losses on available-for-sale securities	$ 624	$ 1,539
Less reclassification adjustments for gains and losses later recognized as income	(694)	(660)
Net unrealized gains and losses	(70)	879
Tax effect	16	(291)
Other comprehensive income (loss)	$ (54)	$ 588

NOTE 21 – QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Net Interest Income	Noninterest Income	Noninterest Expense	Net Income	Earnings per Share Basic	Earnings per Share Diluted
2003						
First quarter	$ 1,491	$ 460	$ 1,679	$ 123	$ .08	$ .08
Second quarter	1,501	940	1,863	202	.14	.13
Third quarter	1,435	794	1,855	249	.17	.16
Fourth quarter	1,502	564	1,875	46	.03	.04
2002						
First quarter	$ 1,365	$ 164	$ 1,192	$ 160	$ .11	$ .11
Second quarter	1,608	298	1,268	326	.22	.22
Third quarter	1,654	770	1,475	471	.32	.31
Fourth quarter	1,559	867	1,507	92	.07	.05

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

First Security maintains disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to First Security Bancorp's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. First Security carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that First Security Bancorp's disclosure controls and procedures were effective.

Changes in Internal Controls

There were no changes in First Security Bancorp's internal control over financial reporting during First Security Bancorp's fiscal quarter ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, First Security Bancorp's internal control over financial reporting.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The information required by this Item (other than the information presented below) is contained under the headings "Item 1 Election of Directors," "Other Information About Management," and "Share Ownership by Directors, Executive Officers and Certain Beneficial Owners - Section 16(a) Beneficial Ownership Reporting Compliance" in First Security Bancorp's Proxy Statement for the Annual Meeting of Shareholders to be held May 18, 2004, and incorporated herein by reference.

Audit Committee Expertise: The board of directors of First Security has a separately designated Audit Committee. Our Audit Committee Charter contains independence requirements members of the Audit Committee must meet, and requires each Audit Committee member to be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement, or to be able to do so within a reasonable period of time after his or her appointment to the Audit Committee. At least one member of the Audit Committee must have had past employment experience in finance or accounting or a professional certification in accounting or comparable experience or background which results in that individual possessing financial sophistication. Although not a requirement, our Audit Committee Charter contemplates that First Security will seek to have at least one member of the Audit Committee who is considered to be a "financial expert", as defined by the Securities and Exchange Commission.

The board of directors has determined that First Security presently does not have an "audit committee financial expert" serving on its Audit Committee, as that term is defined in Item 401 of SEC Regulation S-B. The board of directors believes that the Audit Committee members meet the independence and experience requirements mandated by our Audit Committee Charter, and have sufficient knowledge in financial and auditing matters to serve on the committee. The board of directors will monitor and evaluate its need for an audit committee financial expert throughout fiscal 2004.

Code of Ethics: As a banking organization, we have in place various policies and procedures designed to promote honest and ethical conduct consistent with the extensive banking laws and regulations that govern our business. These policies and procedures were last updated and adopted in May 2003. However, we have concluded that we did not have in effect a code of ethics as defined in Item 406 of SEC Regulation S-B, which the SEC adopted in 2003, and we are at the present time revising our policies and procedures so as to be consistent with the criteria set out in the SEC regulations.

ITEM 10. EXECUTIVE COMPENSATION

The information required by this Item is contained under the heading, "Executive Compensation and Certain Transactions" in First Security Bancorp's Proxy Statement for the Annual Meeting of Shareholders to be held May 18, 2004, and is incorporated herein by reference. The information under the heading "Equity Plan Compensation" in Item 5 of this report is incorporated by reference.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is contained under the headings, "Share Ownership by Directors, Executive Officers and Certain Beneficial Owners" in First Security Bancorp's Proxy Statement for the Annual Meeting of Shareholders to be held May 18, 2004, and is incorporated herein by reference.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is contained in First Security Bancorp's Proxy Statement for the Annual Meeting of Shareholders to be held May 18, 2004, under the headings, "Executive Compensation and Certain Transactions", "Certain Transactions with Management" and "Employment Agreements" and is incorporated herein by reference.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

The following exhibits are filed herein:

3.1 Articles of Incorporation of First Security Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form SB-2 [No. 333-43444]).

3.2 Articles of Amendment to Articles of Incorporation of First Security Bancorp, Inc. (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form SB-2 [No. 333-43444]).

3.3 Bylaws of First Security Bancorp, Inc.

4.1 Articles of Incorporation of First Security Bancorp, Inc. (included in Exhibit 3.1) (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form SB-2 [No. 333-43444]).

4.2 Articles of Amendment of Articles of Incorporation of First Security Bancorp, Inc. (included in Exhibit 3.2) (incorporated by reference to Exhibit 4.2 of the Company's Registration Statement on Form SB-2 [No. 333-43444]).

10.1 Employment Agreement between First Security Bancorp, Inc. and John S. Shropshire (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form SB-2 [No. 333-43444]).

10.2 Severance Agreement for John S. Shropshire incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003[Commission File No. 000-49781]).

10.3 Contract for Electronic Data Processing Services between BSC, Inc. and First Security Bank of Lexington, Inc. (incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form SB-2 [No.333-43444]).

10.4 Outsource Contract between BSC, Inc. and First Security Bank of Lexington, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form SB-2 [No. 333-43444]).

10.5 Business/Manager License Agreement between Private Business, Inc. and First Security Bank of Lexington, Inc. (incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form SB-2 [No.333-43444]).

10.6 Agreement for Administration of Credit Card Program between Crittson Financial, LLC and First Security Bank of Lexington, Inc. (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form SB-2 [No. 333-43444]).

10.7 Leases between THOMCO, Inc. and First Security Bank of Lexington, Inc. (incorporated by reference to Exhibit 10.7 of the Company's Registration statement on Form SB-2 [No. 333-43444]).

10.8 Grounds lease between Cherrywood Development, LLC and First Security Bank of Lexington, Inc. (incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form SB-2 [No. 333-43444]).

10.9 First Security Bank of Lexington, Inc. Stock Award Plan (Amended and Restated as of March 18, 2003).(incorporated by reference to Exhibit 10.9 to the Form 10-K of First Security Bancorp, Inc. for the year ended December 31, 2002 [Commission File No. 000-49781]).

10.10 Consulting Services Support Corporation Affiliation Agreement (incorporated by reference to Exhibit 10.10 to the Form 10-K of First Security Bancorp, Inc. for the year ended December 31, 2002 [Commission File No. 000-49781]).

10.11 Employment Agreement between First Security Bancorp, Inc. and R. Douglas Hutcherson.

11.1 Statement re: Computation of Per share earnings (included in Note 20 to the Company's Consolidated Financial Statement included in this report).

21.1 Subsidiaries of First Security Bancorp, Inc.

23.1 Consent of Crowe Chizek and Company LLC.

31.1 Certification pursuant to Rule 13a-14(a)/15d-14(a).

31.2 Certification pursuant to Rule 13a-14(a)/15d-14(a).

32.1 Certification pursuant to 18 USC Section 1350 - Sarbanes-Oxley Act of 2002.

32.2 Certification pursuant to 18 USC Section 1350 - Sarbanes-Oxley Act of 2002.

(b) Reports

1. A current report on Form 8-K dated October 28, 2003, as amended by Form 8-K/A, was filed with the Securities and Exchange Commission under Item 7. "Financial Statements, Pro Forma Financial Information and Exhibits", Item 9 "Regulation FD Disclosure" and Item 12 "Results of Operations and Financial Condition" of such form, and was furnished to disclose the press release issued by the Registrant on October 28, 2003 announcing the Registrant's results for the third quarter of 2003.

2. A current report on Form 8-K dated November 10, 2003, was filed with the Securities and Exchange Commission under Item 7. "Financial Statements, Pro Forma Financial Information and Exhibits" and Item 12 "Results of Operations and Financial Condition" of such form, to disclose the distribution of a message to shareholders which discussed its financial results for the quarter ended September 30, 2003.

3. A current report on form 8-K dated December 1, 2003, was filed with the Securities and Exchange Commission to report under Item 5 "Other Events and Regulation FD Disclosure" and Item 7 "Financial Statements, Pro Forma Financial Information and Exhibits" of such form, to file the press release issued by the Registrant on December 1, 2003 announcing that R. Douglas Hutcherson had been named as President and Chief Executive Officer of both the Registrant and its subsidiary, First Security Bank of Lexington, Inc. effective December 1, 2003.

4. A current report on Form 8-K dated January 27, 2004, was filed with the Securities and Exchange Commission under Item 7. "Financial Statements, Pro Forma Financial Information and Exhibits" and Item 12 "Results of Operations and Financial Condition" of such form, to disclose the press release issued by the Registrant on January 27, 2004 announcing the Registrant's results for the quarter and year-to-date periods ended December 31, 2003.

5. A current report on form 8-K dated January 15, 2004, was filed with the Securities and Exchange Commission to report under Item 5 "Other Events and Regulation FD Disclosure" the resignation of Dr. Ronald J. Saykaly as director of First Security Bancorp, Inc. and the resignation of Andrew C. Hils as Secretary/Treasurer of First Security Bancorp, Inc. and as Executive Vice President and Senior Lending Officer of First Security Bank of Lexington, Inc.

6. A current report on form 8-K dated January 15, 2004, was filed with the Securities and Exchange Commission to report under Item 5 "Other Events and Regulation FD Disclosure" the resignation of John Barlow as director of First Security Bancorp, Inc.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is included in First Security Bancorp's Proxy Statement for the Annual Meeting of Shareholders to be held May 18, 2004 under the heading, "Independent Public Accountants" and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST SECURITY BANCORP, INC.

By: /s/ R. Douglas Hutcherson
President and Chief Executive Officer
Date: March 24, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Len Aldridge Len Aldridge	Chairman of the Board	March 24, 2004
/s/ R. Douglas Hutcherson R. Douglas Hutcherson	President and Chief Executive Officer (Principal Executive Officer)	March 24, 2004
/s/ John G. Sullivan John G. Sullivan	Chief Financial Officer (Principal Financial and Accounting Officer)	March 24, 2004
/s/ Dennis R. Anderson Dennis R. Anderson	Director	March 24, 2004
/s/ Julian E. Beard Julian E. Beard	Director	March 24, 2004
/s/ Harold Glenn Campbell Harold Glenn Campbell	Director	March 24, 2004
/s/ William A. Combs William A. Combs	Director	March 24, 2004
________________ A. F. Dawahare	Director	
/s/ Kenneth L. Gerson Kenneth L. Gerson	Director	March 24, 2004
________________ Tommy R. Hall	Director	
/s/ Erle L. Levy Erle L. Levy	Director	March 24, 2004
/s/ David R. McCulloch David R. McCulloch	Director	March 24, 2004
/s/ Ira P. Mersack Ira P. Mersack	Director	March 24, 2004
________________ Robert J/ Rosenstein	Director	
/s/ Richard S. Trontz Richard S. Trontz	Director	March 24, 2004
/s/ William T. Vennes William T. Vennes	Director	March 24, 2004
/s/ Kathy E. Walker Kathy E. Walker	Director	March 24, 2004
/s/ D. Woodford Webb D. Woodford Webb	Director	March 24, 2004

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Incorporation of First Security Bancorp, Inc.*
3.2	Articles of Amendment to Articles of Incorporation*
3.3	Bylaws of First Security Bancorp, Inc.*
4.1	Articles of Incorporation of First Security Bancorp, Inc.*
4.2	Articles of Amendment of Articles of Incorporation of First Security Bancorp, Inc. (included in Exhibit 3.2)
4.3	Amended and Restated Bylaws of First Security Bancorp, Inc.*
10.1	Employment Agreement between First Security Bancorp, Inc. and John S. Shropshire*
10.2	Severance Agreement for John S. Shropshire
10.3	Contract for Electronic Data Processing Services between BSC, Inc. and First Security Bank of Lexington, Inc.*
10.4	Outsource Contract between BSC, Inc. and First Security Bank of Lexington, Inc.*
10.5	Business/Manager License Agreement between Private Business, Inc. and First Security Bank of Lexington, Inc.*
10.6	Agreement for Administration of Credit Card Program between Crittson Financial, LLC and First Security Bank of Lexington, Inc.*
10.7	Leases between THOMCO, Inc. and First Security Bank of Lexington, Inc.*
10.8	Grounds lease between Cherrywood Development, LLC and First Security Bank of Lexington, Inc.*
10.9	First Security Bank of Lexington, Inc. Stock Award Plan (Amended and Restated as of March 18, 2003)*
10.10	Consulting Services Support Corporation Affiliation Agreement*
10.11	Employment Agreement between First Security Bancorp, Inc. and R. Douglas Hutcherson
11.1	Statement re: Computation of Per share earnings (included in Note 19 to the Company's Consolidated Financial Statement included in this report).
21.1	Subsidiaries of First Security Bancorp, Inc.
23.1	Consent of Crowe Chizek and Company LLC
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a)
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a)
32.1	Certification pursuant to 18 USC Section 1350 - Sarbanes-Oxley Act of 2002
32.2	Certification pursuant to 18 USC Section 1350 - Sarbanes-Oxley Act of 2002

* Incorporated by reference. See Item 13.

Exhibit 4.3

Amended and Restated Bylaws of First Security Bancorp, Inc.

AMENDED AND RESTATED BYLAWS

OF

FIRST SECURITY BANCORP, INC.

ARTICLE I
Offices

1.1 Principal Office. The principal office of the Corporation in the Commonwealth of Kentucky shall be located at 318 East Main Street, Lexington, Kentucky 40507. The Corporation may have such other offices, either within or without the Commonwealth of Kentucky, as the business of the Corporation may require from time to time.

1.2 Registered Office. The registered office of the Corporation may be, but need not be, identical with its principal office in the Commonwealth of Kentucky. The address of the registered office may be changed from time to time by the Board of Directors.

ARTICLE II
Shareholders

2.1 Annual Meetings. The annual meeting of the shareholders shall be held on the third Tuesday in May at such time and place as the Corporation's Board of Directors may designate, with the first annual meeting to be held in the year 2001. The purpose of such meetings shall be the election of directors and such other business as may properly come before it. If the election of directors shall not be held on the day designated for an annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be practicable.

2.2 Special Meetings. Special meetings of the shareholders may be called by the Corporation's Board of Directors, or by any 5 or more shareholders holding in the aggregate not less than twenty-five percent (25%) of all the outstanding shares of the Corporation entitled to vote at such meeting, who have demanded such special meeting in writing delivered to the Corporation's Secretary.

2.3 Place of Special Meetings. The Board of Directors may designate any place within or without the Commonwealth of Kentucky as the place for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders may include a designation of any place, either within or without the Commonwealth of Kentucky, as the place for the holding of such meeting. If no designation is properly made, or if a special meeting be otherwise called, the place of meeting shall be at the registered office of the Corporation in the Commonwealth of Kentucky.

2.4 Notice of Annual or Special Meetings. Written or printed notice stating the place, day and hour of the meeting of shareholders and, in case of a special meeting of shareholders, the purpose or purposes for which the meeting is called, shall be delivered not fewer than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President or the Secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail in a sealed envelope addressed to the shareholder at his or her address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

2.5 Meetings by Consent of All Shareholders. If all the shareholders shall meet at any time and place, either within or without the Commonwealth of Kentucky, and no shareholder objects at such meeting to holding the meeting or transacting business therein, such meeting shall be valid without call or notice, and at such meeting, any corporate action may be taken.

2.6 Waiver and Consent to Meetings of Less Than All Shareholders. If a shareholder meeting shall occur without all shareholders in attendance, a prior or subsequent written waiver of notice or consent to the holding of such meeting by the absent shareholders shall be equivalent to the call and giving of any requisite notice, and such meeting shall be valid without call or notice, and corporate action may be taken at such meeting.

2.7 Closing Transfer Books and Fixing of a Record Date. The Board of Directors of the Corporation may close its stock transfer books as of a date (and continuing for a period) not exceeding seventy (70) days immediately prior to the date of any meeting of shareholders, or the date for the payment of any dividend or for the allotment of rights, or to the date when any exchange or reclassification of shares shall be effective, and such date of the closing of the stock transfer books of the Corporation shall be the record date for the determination of shareholders entitled to notice of, or to vote at, such meeting, or shareholders entitled to receive payment of any such dividend or to receive any such allotment of rights, or to exercise any rights in respect of any exchange or reclassification of shares; and the shareholders of record on such record date shall be the shareholders entitled to notice of, and to vote at, such meeting, or to receive payment of such dividend or to receive such allotment of rights, or to exercise such rights, in the event of an exchange or reclassification of shares, as the case may be. If the transfer books are not closed and no record date is fixed by the Board of Directors, the day before the date on which notice of the meeting is mailed, or the date on which the resolution of the Board of Directors declaring such dividend is adopted or such other action is taken, as the case may be, shall be deemed to be the record date for the determination of the shareholders of the Corporation and the number of shares owned by them for all of the purposes set forth in the immediately preceding sentence. When a determination of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

2.8 Voting Record. The officer or agent having charge of the transfer book for shares of the Corporation shall make a complete list of the shareholders entitled to vote at any meeting of shareholders, arranged in alphabetical order by voting group, with the address of, and the number of shares held by, each shareholder. Such list shall be produced and be available for inspection at the Corporation's principal office beginning five (5) business days before the meeting for which the list was prepared. Such list shall also be available at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole course of the meeting.

2.9 Quorum. A majority of the outstanding shares of the Corporation entitled to vote on a particular matter, or a majority of the shares entitled to vote as a separate voting group, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders. If a quorum of shareholders is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by the Kentucky Business Corporation Act or by the Articles of Incorporation or these Bylaws. The shareholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

2.10 Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or his or her duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. A proxy, unless coupled with an interest and expressly made irrevocable, may be revoked in writing at any time. The effective time of such revocation shall be the time the Secretary of the Corporation receives the written notice of revocation.

2.11 Voting of Shares. Subject to the provisions of Section 2.13 hereof, each outstanding share of common stock authorized by the Corporation's Articles of Incorporation to have voting power shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders. The voting rights, if any, of classes of shares other than voting common stock shall be as set forth in the Corporation's Articles of Incorporation or by appropriate legal action of the Board of Directors.

2.12 Voting of Shares by Certain Holders.

(a) Shares standing in the name of another corporation may be voted by that corporation's president or by proxy appointed by him or her or by such other officer, agent or proxy as the by-laws of such other corporation may prescribe, or, in the absence of such provision, as the board of directors of such other corporation may determine.

(b) Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

(c) Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his or her name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

(d) Where shares are held jointly by two or more co-owners or fiduciaries, if only one such fiduciary votes, his or her act shall be presumed by the Corporation to be the vote of such co-owners or fiduciaries, if such fiduciary appears to be voting on behalf of all the co-owners or fiduciaries. Where shares are held jointly by three (3) or more fiduciaries, the will of the majority of such fiduciaries shall control the manner of voting or the giving of a proxy unless the instrument or order appointing the fiduciaries otherwise directs. Where, in any case, fiduciaries are equally divided upon the manner of voting shares jointly held by them, any court of competent jurisdiction may, upon petition filed by any of the fiduciaries, or by any beneficiary, appoint an additional person to act with the fiduciaries in determining the manner in which the shares shall be voted upon the particular questions as to which the fiduciaries are divided.

(e) A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter, the pledgee shall be entitled to vote the shares so transferred.

(f) The Secretary of the Corporation may demand written proof that the person asserting the right to vote shares pursuant to this Section 2.12 holds the position he claims to hold and has been properly authorized to vote the shares he represents. Such proof, if demanded, shall be presented prior to the voting of such shares by such person.

2.13 Cumulative Voting. At each election for directors, each shareholder entitled to vote at such election shall have the right to cast, in person or by proxy, as many votes in the aggregate as he or she shall be entitled to vote under the Corporation's Articles of Incorporation, multiplied by the number of directors to be elected at such election; and each shareholder may cast the whole number of votes for one candidate or distribute such votes among two or more candidates. Directors shall not be elected in any other manner.

2.14 Action By Written Consent. Any action required to be taken, or which may be taken, at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III
Directors

3.1 General Powers. The business and affairs of the Corporation shall be managed by its Board of Directors.

3.2 Number, Tenure and Qualifications. The number of directors of the Corporation shall be not less than five (5) nor more than twenty-five (25) (with such number to be twenty-one (21) until altered by a resolution of the Board of Directors or the shareholders) and may be increased or decreased by either a resolution of (i) the Board of Directors, or (ii) the shareholders, provided, that any increase or decrease of the number of directors greater than thirty percent (30%) of the number of directors last approved by the shareholders shall require shareholder approval and provided further that no decrease shall have the effect of shortening the term of any incumbent director. The directors shall be divided into three classes with each class being as nearly equal in number as possible. The term of office of the first class of directors shall be one (1) year and shall expire at the first annual meeting of the shareholders of the Corporation (or until their successors are elected and qualified); the term of the second class of directors shall be two (2) years and shall expire at the second annual meeting of shareholders of the Corporation (or until their successors are elected and qualified); and the term of the third class of directors shall be three (3) years and shall expire at the third annual meeting of the shareholders of the Corporation (or until their successors are elected and qualified). The directors need not be residents of the Commonwealth of Kentucky, nor need they hold any shares of the capital stock of the Corporation. The Board of Directors shall have authority to amend the Bylaws to prescribe other qualifications for directors.

3.3 Removal and Resignations. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed with cause by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. No one of the directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a part. Whenever the holders of the shares of any class are entitled to elect one or more directors by the provisions of the Articles of Incorporation, the provisions of this Section shall apply, in respect to the removal of a director or directors so elected, to the vote of the holders of the outstanding shares of that class and not to the vote of the outstanding shares as a whole. Any member of the Board of Directors may resign from the Board of Directors at any time by giving written notice to the Corporation's Board of Directors (or its Chairman), President or Secretary, and unless otherwise specified therein, such resignation shall be effective upon the delivery of such notice.

3.4 Regular Meetings. A regular annual meeting of the Board of Directors shall be held immediately after the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the Commonwealth of Kentucky, for the holding of additional regular meetings without other notice than such resolution.

3.5 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors. All special meetings of the Board of Directors shall be held at the principal office of the Corporation or such other place as may be specified in the notice of the meeting.

3.6 Manner of Conducting Board Meetings. The Board of Directors of the Corporation may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means shall be deemed to be present in person at the meeting.

3.7 Notice. Notice of the date, time and place of any special meeting shall be given at least two (2) days prior thereto by written notice delivered personally or mailed to each director at his or her business address, or by telegram. Any director may waive notice of any meeting. The attendance of a director at, or participation in, any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting (at the beginning of the meeting) to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.8 Quorum. A majority of the number of directors fixed by, or determined in accordance with, Section 3.2 hereof shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.

3.9 Voting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless otherwise required by the Articles of Incorporation.

3.10 Vacancies. Any vacancy occurring in the Board of Directors may be filled by the shareholders or by the Board of Directors. If the directors remaining in office constitute fewer than a quorum of the Board, they may fill the vacancy by the affirmative vote of a majority of all directors remaining in office. If the vacancy was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group shall be entitled to vote to fill the vacancy if it is filled by the shareholders. A vacancy that will occur at a specific later date may be filled before the vacancy occurs but the new director may not take office until the vacancy occurs.

A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

3.11 Compensation. By resolution of the Board of Directors, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, a stated stipend as director or a fixed sum for attendance at each meeting of the Board of Directors, or both, and any other benefits as the Board of Directors may determine. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore.

3.12 Action by Written Consent. Any action required or permitted to be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors.

3.13 Chairman and Vice-Chairman of the Board. The Board of Directors may appoint one of its members Chairman of the Board of Directors. The Board of Directors may also appoint one of its members as Vice-Chairman of the Board of Directors, and such individual shall serve in the absence of the Chairman and perform such additional duties as may be assigned to him or her by the Board of Directors.

ARTICLE IV
Officers

4.1 Officers. The officers of the Corporation shall be a President, one or more Vice-Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person.

4.2 Election and Term of Office. The officers of the Corporation shall be elected by the Board of Directors at the first and, thereafter at each, annual meeting of the Board of Directors. If the election of officers shall not be held at any such meeting, such election shall be held as soon thereafter as is convenient. Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

4.3 Removal and Resignations. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors, with or without cause, whenever, in its judgment, the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice to the President or Secretary of the Corporation, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.4 Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Board of Directors for the unexpired portion of the term.

4.5 President. The President shall be the chief executive officer of the Corporation. If no chairman has been appointed or, in the absence of the chairman (and vice-chairman if one has been appointed), he shall preside at all meetings of the shareholders and of the Board of Directors. He may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and, in general, shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time. Unless otherwise ordered by the Board of Directors, the President shall have full power and authority on behalf of the Corporation to attend, act and vote at any meetings of shareholders of any corporation in which the Corporation may hold stock, and at any such meeting, shall hold and may exercise all rights incident to the ownership of such stock which the Corporation, as owner, might have had and exercised if present. The Board of Directors may confer like powers on any other person or persons.

4.6 Vice President. In the absence of the President, or in the event of his inability or refusal to act, a Vice-President shall perform the duties of the President and when so acting, shall have all powers of and be subject to all the restrictions upon the President. Any Vice-President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the corporation whose issuance has been authorized by the Board of Directors. A Vice-President shall also perform such other duties as may from time to time be assigned to him by the President or by the Board of Directors.

4.7 Treasurer. The Treasurer shall have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for monies due and payable to the Corporation from any source whatsoever, and deposit all such monies in the name of the Corporation in such banks, trust companies and other depositories as shall be selected in accordance with the provisions of ARTICLE V of these Bylaws; and, in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Chairman of the Board, the President or the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.8 Secretary. The Secretary shall (a) keep the minutes of the shareholders' meetings and of the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal, if any, of the Corporation; (d) keep a register of the Post Office address of each shareholder; (e) sign with the President or Vice-President certificates for shares of stock of the Corporation; (f) have general charge of the stock transfer books of the Corporation; and, in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Chairman of the Board, the President or by the Board of Directors.

4.9 Assistant Treasurers and Assistant Secretaries.

(a) The Assistant Treasurer, if that office be created and filled, shall, if required by the Board of Directors, give bond for the faithful discharge of his duty in such sum and with such surety as the Board of Directors shall determine.

(b) The Assistant Secretary, if that office be created and filled, and if authorized by the Board of Directors, may sign, with the President or Vice-President, certificates for shares of the Corporation.

(c) The Assistant Treasurers and Assistant Secretaries, in general, shall perform such additional duties as shall be assigned to them by the Treasurer or the Secretary, respectively, or by the Chairman of the Board, the President or the Board of Directors.

4.10 Compensation. The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such compensation by reason of the fact that he is also a director of the Corporation.

ARTICLE V
Contracts, Loans, Checks and Deposits

5.1 Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract and execute and deliver any instruments in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances.

5.2 Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, or agent or agents, of the Corporation and in such manner as shall, from time to time, be determined by resolution of the Board of Directors.

5.3 Deposits. All funds of the Corporation not otherwise employed shall be deposited, from time to time, to the credit of the Corporation in such banks, trust companies and other depositories as the Board of Directors may select.

ARTICLE VI
Certificates for Shares and Their Transfer

6.1 Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as may be determined by the Board of Directors and by the laws of the Commonwealth of Kentucky. Such certificates shall be signed (either manually or in facsimile) by the President or a Vice-President and by the Secretary or an assistant secretary, and may bear the seal of the Corporation, or a facsimile thereof. All certificates for shares shall be consecutively numbered. The name of the person owning the shares represented thereby, with the number of shares and date of issue, shall be entered on the books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates shall be issued until the former certificates for a like number of shares shall have been surrendered and canceled, except that, in case of a lost, destroyed or mutilated certificate, a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

6.2 Transfer of Shares. Transfer of shares of the Corporation shall be made only on the books of the Corporation by the registered holder thereof, or by his legal representative who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII
Committees

The board of directors shall have authority to, by resolution adopted by a majority of all directors then in office, create and form from among its members, from time to time, such committees (consisting of at least one director) as the board may consider necessary or convenient for the conduct of its business. Any such committee shall have the full power and authority as the board of directors may, from time to time, legally establish for it, provided that no committee shall authorize or approve distributions, except according to a formula or method, or within limits, prescribed by the board of directors; approve or propose to shareholders action that the Kentucky Business Corporation Act requires be approved by shareholders; fill vacancies on the board of directors or on any committee of the board of directors (other than the appointment of an alternative committee member to act in place of an absent or disqualified committee member to the extent permitted by the Kentucky Business Corporation Act); or adopt, amend or repeal the Bylaws. The rules and procedures governing the conduct of any such committee shall be the same as the standards established in this Article III for such matters with respect to the entire board of directors.

ARTICLE VIII
Indemnification

8.1 Definitions. As used in this Article VIII:

(a) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal;

(b) "Party" includes a person who was, is or is threatened to be made a named defendant or respondent in a Proceeding;

(c) "Expenses" include attorneys' fees;

(d) "Officer" means any person serving as Chairman of the Board of Directors, President, Vice-President, Treasurer, Secretary or any other officer of the Corporation; and

(e) "Director" means an individual who is or was a director of the Corporation or an individual who, while a director of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, limit ed liability company, registered limited liability partnership, joint venture, association, trust, employee benefit plan or other entity. A Director shall be considered serving an employee benefit plan at the request of the Corporation if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

8.2 Indemnification by Corporation.

(a) The Corporation shall indemnify any Officer or Director who is made a Party to any Proceeding by reason of the fact that such person is or was an Officer or Director if:

(1) Such Officer or Director conducted himself in good faith; and

(2) Such Officer or Director reasonably believed:

(i) In the case of conduct in his official capacity with the Corporation, that his conduct was in the best interests of the Corporation; and

(ii) In all other cases, that his conduct was at least not opposed to the best interests of the Corporation; and

(3) In the case of any criminal Proceeding, he had no reasonable cause to believe his conduct was unlawful.

(b) A Director's conduct with respect to an employee benefit plan for a purpose he reasonably believes to be in the interest of the participants in and beneficiaries of the plan shall be conduct that satisfies the requirement of Section 8.2 (a)(2)(ii) of these Bylaws.

(c) Indemnification shall be made against judgments, penalties, fines, settlements and reasonable Expenses, including legal Expenses, actually incurred by such Officer or Director in connection with the Proceeding, except (1) if the Proceeding was by or in the right of the Corporation, indemnification shall be made only against such reasonable Expenses and shall not be made in respect of any Proceeding in which the Officer or Director shall have been adjudged to be liable to the Corporation, and (2)if the Proceeding charged improper personal benefit to the Officer or Director and the Officer or Director was adjudged liable on the basis that improper personal benefit was improperly received by him, indemnification shall not be made. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, by itself, be determinative that the Officer or Director did not meet the requisite standard of conduct set forth in this Section 8.2.

(d) (1) Reasonable Expenses incurred by an Officer or Director as a Party to a Proceeding with respect to which indemnity is to be provided under this Section 8.2 shall be paid or reimbursed by the Corporation in advance of the final disposition of such Proceeding provided:

(i) The Corporation receives (I) a written affirmation by the Officer or Director of his good faith belief that he has met the requisite standard of conduct set forth in this Section 8.2, and (II) the Corporation receives a written undertaking by or on behalf of the Officer or Director to repay such amount if it shall ultimately be determined that he has not met such standard of conduct; and

(ii) The Corporation's Board of Directors (or other appropriate decision maker for the Corporation) determines that the facts then known to the Board of Directors (or decision maker) would not preclude indemnification under Kentucky law.

(2) The undertaking required herein shall be an unlimited general obligation of the Officer or Director but shall not require any security and shall be accepted without reference to the financial ability of the Officer or Director to make repayment.

(3) Determinations and authorizations of payments under this Section 8.2(d) shall be made in the manner specified in Section 8.2(e) of these Bylaws.

(e) (1) The Corporation shall not indemnify an Officer or Director under this Section 8.2 unless authorized in the specific case after a determination has been made that indemnification of the Officer or Director is permissible in the circumstances because he has met the standard of conduct set forth in this Section 8.2.

(2) Such determination shall be made:

(i) By the Corporation's Board of Directors by majority vote of a quorum consisting of directors not at the time Parties to the Proceeding;

(ii) If a quorum cannot be obtained under Section 8.2(e)(2)(i) of these Bylaws, by majority vote of a committee duly designated by the Corporation's Board of Directors (in which designation directors who are Parties may participate), consisting solely of two (2) or more directors not at the time Parties to the Proceeding; or

(iii) By special legal counsel:

[1] Selected by the Corporation's Board of Directors or its committee in the manner prescribed in Sections 8.2(e)(2)(i) and (ii) of these Bylaws; or

[2] If a quorum of the Board of Directors cannot be obtained under Section 8.2(e)(2)(i) of these Bylaws and a committee cannot be designated under Section 8.2(e)(2)(ii) of these Bylaws, selected by a majority vote of the full Board of Directors (in which selection directors who are Parties may participate); or

[3] By the shareholders, provided that shares owned by or voted under the control of Directors who are at the time Parties to the Proceeding shall not be voted on the determination.

(3) Authorization of indemnification and evaluation as to reasonableness of Expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of Expenses shall be made by those entitled under Section 8.2(e)(2)(iii) of these Bylaws to select counsel.

8.3 Further Indemnification. Notwithstanding any limitation imposed by Section 8.2 of these Bylaws or elsewhere and in addition to the indemnification set forth in Section 8.2 of these Bylaws, the Corporation, to the full extent permitted by law, may agree by contract or otherwise to indemnify any Officer or Director and hold him harmless against any judgments, penalties, fines, settlements and reasonable Expenses actually incurred or reasonably anticipated in connection with any Proceeding in which any Officer or Director is a Party, provided the Officer or Director was made a Party to such Proceeding by reason of the fact that he is or was an Officer or Director of the Corporation or by reason of any inaction, nondisclosure, action or statement made, taken or omitted by or on behalf of the Officer or Director with respect to the Corporation or by or on behalf of the Officer or Director in his capacity as an Officer or Director.

8.4 Insurance. The Corporation may, in the discretion of the Board of Directors, purchase and maintain or cause to be purchased and maintained insurance on behalf of all Officers and Directors against any liability asserted against them or incurred by them in their capacity or arising out of their status as an Officer or Director, to the extent such insurance is reasonably available. Such insurance shall provide such coverage for the Officers and Directors as the Board of Directors may deem appropriate.

ARTICLE IX
Miscellaneous

9.1 Amendments. The Board of Directors shall have the power and authority to alter, amend or repeal these Bylaws at any regular or special meeting at which a quorum is present by the vote of a majority of the entire Board of Directors, subject always to the power of the shareholders under Kentucky law to change or repeal these Bylaws.

9.2 Fiscal Year. The Board of Directors shall have the power to fix, and from time to time change, the fiscal year of the Corporation. Unless otherwise fixed by the Board, the calendar year shall be the fiscal year.

9.3 Dividends. The Board of Directors may, from time to time, declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

9.4 Seal. The Board of Directors may adopt a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the state of incorporation, and the word "SEAL".

9.5 Waiver of Notice. Whenever any notice is required to be given under the provisions of these Bylaws, or under the provisions of the Corporation's Articles of Incorporation, or under the provisions of the corporation laws of the Commonwealth of Kentucky, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice.

9.6 Construction. Unless the context specifically requires otherwise, any reference in these Bylaws to any gender shall include all other genders; any reference to the singular shall include the plural; and any reference to the plural shall include the singular.

Exhibit 10.11

Employment Agreement between First Security Bancorp, Inc. and R. Douglas Hutcherson

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement") is made and entered into this 1st day of December, 2003 by and between the FIRST SECURITY BANCORP, INC., a Kentucky corporation headquartered in Lexington, Kentucky ("Holding Company"), FIRST SECURITY BANK OF LEXINGTON, a Kentucky corporation authorized to transact a banking business in Kentucky and headquartered in Lexington, Kentucky ("Bank"), and R. DOUGLAS HUTCHERSON ("Executive").

WHEREAS, Holding Company is the holding company of Bank; and

WHEREAS, Executive and Bank and Holding Company desire to enter into this Agreement to set out the terms under which Executive is being employed as the President and Chief Executive Officer of Bank and Holding Company.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and conditions contained herein, and intending to be legally bound, the parties hereby agree as follows:

1. Employment. Bank hereby employs Executive to serve as President and Chief Executive Officer of Bank and Holding Company, and Executive accepts such employment and agrees to devote his full time, attention and best efforts to the business and affairs of Bank and Holding Company and to perform his duties faithfully and in a manner consistent with and in furtherance of the best interests of Bank and Holding Company. Executive's duties shall include the management and supervision of Bank's operations and such other duties as may be reasonably determined and assigned to Executive by the Board of Directors of Bank from time to time.

2. Term of Employment. This Agreement shall be effective for a period commencing as of December 1, 2003, through and including November 30, 2006, subject to termination as hereinafter provided. On December 1, 2004, and each December 1 thereafter, this Agreement shall automatically be extended for successive one (1) year terms unless Bank gives to Executive a written notice of intent to cancel this Agreement at least sixty (60) calendar days before December 1 of any year.

3. Compensation, and Benefits.

A. During the term of this Agreement, Bank shall pay Executive as compensation for his services hereunder a per annum salary of $150,000, or at such higher salary as may be established annually by the Board of Directors of Bank each year (provided the annual salary fixed by the Board of Directors shall not be less than the salary paid for the immediately preceding year) (the "Salary"). The Salary shall be payable in accordance with the regular payroll practices of the Bank.

B. In addition, Bank will purchase and maintain life insurance insuring the life of Executive, the proceeds of which will be split between Bank and Executive's designated beneficiary in the event of Executive's death. The proceeds under that insurance policy are intended (i) to provide death benefits to Bank in an amount sufficient to cover the premium costs and expenses incurred by Bank to maintain that insurance policy and the after-tax cost to Bank of the benefits paid or payable to Executive (or his beneficiary or estate) (collectively, the "cost recovery amount") and (ii) to provide death benefits of $500,000, a portion of which is payable to Bank and the remainder of which is payable to Executive's designated beneficiary by endorsement to the policy. The portion of the death benefits payable to Executive's designated beneficiary is $250,000 as of the date of this Agreement. The portion of the keyman death benefits payable to Bank is $250,000 as of the date of this Agreement. Bank is the owner of such insurance policy, and agrees to continue such insurance coverage in effect during the term of this Agreement.

C. In addition, during the term of this Agreement, Bank shall cause Executive to participate or to be furnished the opportunity to participate in employee benefit or welfare plans in effect, including any group health insurance benefits, disability insurance benefits, life insurance benefits, 401 (k) plans, and other fringe benefits, in the same manner and on the same basis as shall be furnished to other executive management personnel of Bank generally, subject to the terms and conditions of the plans under which the benefits are provided. Bank reserves the right to modify or terminate any such plans or benefits or change the terms of eligibility at any time. In the event Executive is not immediately eligible to participate in the 401 (k) plan, the Bank will pay directly to him (or to an IRA he establishes) the amount that would be paid to his 401 (k) account if he were participating.

D. In 2003, Executive shall be entitled to five days of paid vacation. Thereafter, Executive shall be entitled to three weeks of paid vacation per year. The scheduling of such vacation shall be first approved by Bank. It is understood and agreed that it may not be possible for such vacation to be taken all at once, and Executive agrees that he may be required to take such vacation intermittently.

E. Executive shall be entitled to a car allowance of $500 per month, and an allowance for monthly dues for the Lexington Country Club.

F. Upon termination of this Agreement, other than termination for cause, Bank shall pay to Executive any severance benefits to which Executive may be entitled pursuant to Section 8.

G. Executive will not be entitled to additional compensation for service as a director of Bank or Holding Company or any of their affiliates.

H. Bank shall be authorized to deduct and withhold from Executive's compensation (including any severance benefits) such sums as are required by law to be deducted and withheld.

I. Bank shall review Executive's performance on an annual basis. Contingent upon satisfactory performance, Executive shall be eligible for annual salary increases, bonuses, and/or additional stock options as approved by the Board of Directors of Bank at its discretion. While the Bank does not have in place a formal executive incentive compensation plan, it has represented to Executive that if the annual budget of Bank is achieved, the Executive will receive a bonus consistent with previous Presidents of the Bank and the amount of the bonus will be based upon the extent to which the budget has been exceeded. It is the intention of Bank to put into place a formal executive incentive compensation plan.

J. Bank has agreed to compensate Executive for any loss suffered by Executive if he is unable to sell his current residence at 4514 Wolf Creek Parkway, Louisville, Kentucky ("residence") at a price less than its fair market value. For purposes of determining the residence's fair market value, both Bank and Executive shall obtain from a qualified real estate appraiser a written appraisal of the residence no later than January 30, 2004. Those appraisals shall be exchanged and the average between the two shall be the fair market value of the residence for purposes of this Agreement. (Provided, however, if either party determines that there has been a material change in the value of the residence after the initial appraisals, it or he may commission the appraiser originally selected by that party to do a new appraisal to be provided to the other party no later than April 1, 2004, and, at that point in time, the party receiving that appraisal may choose to have the appraiser he or it originally selected do a new appraisal within fourteen (14) days. The average between the two new appraisals shall be its fair market value if this option is selected). In the event Executive does not have an executed Contract of Sale of the residence by April 1, 2004, and the residence is sold thereafter, Bank shall pay to Executive the difference between the fair market value and the gross sale price of the residence. That payment shall be made within five (5) business days from the closing of the residence's sale.

K. Beginning December 1, 2003, and extending through April 30, 2004, Bank shall pay on Executive's behalf his costs of housing in Lexington, Kentucky, provided that he has not received the proceeds from the sale of the residence. This housing allowance shall be paid directly to the party from whom Executive leases the housing unit, or if Executive has purchased a residence to the first mortgage holder. In no event shall Bank's obligation exceed $1,400 per month, nor shall Bank's obligation to pay the housing allowance extend for a period longer than five (5) months or Executive sells his residence, whichever first occurs.

L. Executive is currently employed by Bank One, N. A. In order to prevent Executive from being exposed to any potential loss of benefits from, or claims for reimbursement by, Bank One, N.A., Bank will not employ, or solicit for employment, any of Bank One N.A.'s employees prior to January 1, 2005.

4. Signing Bonus. On the first day this Agreement is effective, Bank shall pay Executive a cash bonus equal to $50,000. Bank shall also pay Executive's reasonable moving expenses from Louisville, Kentucky to Lexington, Kentucky. Bank's payments shall be made directly to the provider of the moving services. Executive shall obtain an estimate for the cost of the moving expenses and shall submit it to Bank before committing the Bank to pay those expenses.

5. Stock Compensation. On the date this Agreement is effective, Executive is granted non-qualified stock options to purchase up to 20,000 shares of common stock of Holding Company at a purchase price of $14.00 per share under the First Security Bancorp, Inc. Stock Award Plan (the "Stock Award Plan), subject to the following terms and conditions and the terms and conditions set forth in the Stock Award Plan:

A. Vesting and Term.

(1) The option to purchase shares shall vest in five installments as follows:

- the first installment of 4,000 shares shall vest on September 15, 2004, provided Executive is employed with Bank and Holding Company on that date;
- an additional 4,000 shares shall vest on September 15, 2005, provided Executive is employed with Bank and Holding Company on that date;
- an additional 4,000 shares shall vest on September 15, 2006, provided Executive is employed with Bank and Holding Company on that date;
- an additional 4,000 shares shall vest on September 15, 2007, provided Executive is employed with Bank and Holding Company on that date; and
- the remaining 4, 000 shares shall vest on September 15, 2008, provided Executive is employed with Bank and Holding Company on that date.

If this Agreement is terminated, this options shall lapse, and terminate, with respect to any shares to the extent the right and option to purchase those shares has not vested in accordance with the above provisions as of the date the Agreement is terminated. The option cannot be exercised before vesting, and no installment shall be exercisable more than ten years after the date it has vested. Notwithstanding any other provision of this Agreement, in the event Executive's employment is terminated by Bank without cause, or Bank gives notice that the Agreement will not be renewed, all of Executive's remaining options will vest and may be exercised within 30 days after the last date of his employment by Bank.

(2) This option shall expire on the earliest of the following events: [i] the expiration of ten years from the date on which such option was granted; [ii] the expiration of three months from the date of termination of this Agreement pursuant to Section 6.A. or 6.D.; [iii] the expiration of six months following the issuance of letters testamentary or letters of administration to the executor or administrator of Executive, if Executive's death occurs and this Agreement terminates pursuant to Section 7 or if Executive's death occurs during the three-month period following the termination of this Agreement pursuant to Section 6.A or 6,D., but in no event later than one year after Executive's death; [iv] the termination of this Agreement pursuant to Section 6.B. or 6.D; or [v] Executive's breach of the nondisclosure or noncompete provisions of Sections 9 or 10.

6. Termination. This Agreement will automatically terminate as of the close of business on the last day of the term of this Agreement, as may be extended, or upon the Executive's death pursuant to Section 7. In addition, this Agreement may be terminated by Bank or Executive as follows:

A. Termination by Bank. Bank, by action of its Board of Directors, may terminate this Agreement, and Executive's employment hereunder, at any time.

If this Agreement and Executive's employment hereunder, is terminated pursuant to this Section 6. A., Executive shall be entitled to severance pay under Section 8.A., in accordance with Section 8, subject to compliance with the continuing covenants under Sections 9 and 10.

B. Termination by Bank for Cause. Bank, by action of its Board of Directors, may terminate this Agreement, and Executive's employment hereunder, at any time for cause. As used in this Agreement, "cause" means the occurrence of one or more of the following events:

(1) Executive's conviction for a felony or of any crime involving moral turpitude;

(2) Executive's engaging in any illegal conduct or willful misconduct in the performance of his employment duties for the Bank;

(3) Executive's engaging in fraudulent or dishonest conduct in his dealings with, or on behalf of, the Bank;

(4) Executive's failure or refusal to follow the lawful instructions of the Directors of the Bank, if such failure or refusal continues for a period of five (5) calendar days after the Bank delivers to Executive a written notice stating the instructions which Executive has failed or refused to follow;

(5) Executive's intentional violation of any applicable banking law or regulation in the performance of Executive's employment duties for the Bank or willful violation of the cease-and-desist order applicable to Executive or Bank;

(6) The issuance of a directive by the Kentucky Department of Financial Institutions or any federal authority requiring Bank to dismiss Executive from office or removing Executive as executive officer and/or director of the Bank; or

(7) A civil action is initiated against the Bank as a result of an improper act by Executive that is inconsistent with his duties and responsibilities.

If this Agreement, and Executive's employment hereunder, is terminated pursuant to this Section 6.B., Executive shall not be entitled to severance-pay under Section 8.

C. Termination by Executive. At any time during the term of this Agreement, Executive may terminate this Agreement and his employment with Bank upon 90 days prior written notice.

If this Agreement, and Executive's employment hereunder, is-terminated pursuant to this Section 6.C., Executive shall not be entitled to severance pay under Section 8.

D. Termination by Executive At or After Change of Control. Executive may terminate this Agreement if at the time of or after a Change of Control, (i) Bank and Holding Company materially breach their obligations under this Agreement or, without Executive's consent, alter the duties, authority, or responsibilities of Executive to such an extent that Executive no longer has the duties, authority, or responsibilities customarily attendant to the position of President and Chief Executive Officer of Bank and Holding Company, and (ii) Bank and Holding Company fail to remedy the same within thirty (30) days after the date Executive delivers written notice to Bank, to the attention of its board of directors, describing the material breach or alteration in reasonable detail. Termination pursuant to this Section 6.D. will be effective as of the close of business on the last day of such thirty (30) day period unless, prior to such time, Bank and Holding Company have remedied the material breach or alteration of Executive's duties, authority; and/or responsibilities.

If this Agreement, and Executive's employment hereunder, is terminated pursuant to this Section 6.D. at the time of or after a Change of Control, Executive shall be entitled to (1) severance pay under Section 8.B., in accordance with Section 8, subject to compliance with the continuing covenants under Sections 9 and 10.

For purposes of this Section 6.D., "Change in Control" means:

[1] any share, exchange or merger or consolidation of Bank if, as a result of the transactions contemplated by such plan agreement of exchange, merger or consolidation, Holding Company will not own 100% of the shares of voting stock of the surviving or acquiring entity outstanding immediately following the effective date of such transactions;

[2] any share exchange or merger Holding Company if either [a] Holding Company will not be the surviving or acquiring corporation, or [b] as a result of the transactions contemplated by such plan or agreement of exchange or merger the persons who are shareholders of Holding Company, immediately prior to the effective date of such transactions, will not own, in substantially the same proportions, at least a majority of the shares of voting stock of Holding Company outstanding immediately following the effective date of such transactions;

[3] any sale, lease, exchange, transfer other disposition of all or any substantial part of the assets of Holding Company or a subsidiary of Holding Company (including Bank) followed by a liquidation of Holding Company;

[4] the Board or the shareholders of Holding Company or Bank approve, adopt, agree to recommend, or accept any agreement, contract, offer or other arrangement providing for, or any series of transactions resulting in, any of the transactions described in [1], [2], or [3]; or

[5] a change in the membership of the "board" of directors of either Bank or Holding Company such that a majority of the members of such board of directors are not Continuing Directors, where the term "Continuing Director" means any person serving on the board of directors as of the date of this Agreement and any successor to such Continuing Director who was recommended or elected by a majority of the Continuing Directors at a meeting at which a quorum consisting of a majority of the Continuing Directors is present.

7. <u>Executive's Death or Permanent Disability</u>. If Executive dies or becomes permanently disabled during the term of this Agreement; this Agreement and the obligations of Bank hereunder shall terminate. "Permanent disability" as used herein, shall mean when Executive is deemed disabled in accordance with the long-term disability insurance policy of the Bank in effect at the time of the illness or injury causing the disability and Executive has begun to receive full benefits from that disability policy. If this Agreement, and Executive's employment hereunder, is terminated pursuant to this Section 7, Executive shall not be entitled to any severance pay or benefits.

8. <u>Severance Pay</u>. In consideration of the continuing covenants and obligations of Executive under Sections 9 and 10, Executive shall be entitled to severance pay as follows upon termination of this Agreement:

A. If this Agreement is terminated in accordance with the provisions of Section 6.A., Bank shall continue to pay to Executive the Salary he was earning immediately prior to the termination of the Agreement, for a period of nine (9) months. Such severance benefits shall be payable in accordance with Bank's regular payroll practices as a continuation of Executive's Salary for the applicable period.

In addition, for a period of nine (9) months or until Executive obtains other employment, whichever is earlier, Bank shall pay the COBRA premium for Executive's continued coverage under those group health, life, and disability plans under which he was covered at the time this Agreement terminated and for which he timely elect to receive COBRA continuation coverage. Executive shall continue to pay his co-payment then in effect for coverage under those plans. Bank shall also continue to pay Executive's car allowance and country club allowance described in Section 3.E. for a period of nine (9) months or until Executive obtains other employment, whichever is earlier.

B. If this Agreement is terminated pursuant to Section 6.D. at the time of or after a Change of Control (as defined therein), Bank shall continue to pay to Executive the Salary he was earning immediately prior to the termination of the Agreement, through and including November 30, 2006, or through the end of the extended term of this Agreement, whichever occurs later. Such severance benefits shall be payable in accordance with Bank's regular payroll practices, as a continuation of Executive's salary for the applicable period.

In addition, for a period of six months or until Executive obtains other employment, whichever is earlier, Bank shall pay the COBRA premium for Executive's continued coverage under those group health, life, and disability plans under which he was covered at the time this Agreement terminated and for which he timely elects to receive COBRA continuation coverage. Executive shall continue to pay his co-payment then in effect for coverage under those plans. Bank shall also continue to pay Executive's car allowance and country club allowance described in Section 3.E. for a period of six months or until Executive obtains other employment, whichever is earlier.

C. If this Agreement is terminated and Executive's employment with Bank is terminated for any reason, Bank shall have no obligation to continue payment of any insurance premiums under the insurance policy described in Section 3 B. Within fifteen (15) days of the date of termination, Executive may, by delivery of written notice to Bank, elect to pay all premiums and costs thereafter due under such policy, in which case Bank will continue to own, and Executive shall pay all premiums and costs required to keep in force, such insurance in an amount sufficient to provide death benefits to Bank equal to the expected cost recovery amount (as determined in good faith by Bank) and death benefits to Executive's designated beneficiary in an amount equal to $500,000. In that event, Bank, as owner of the insurance policy, shall continue in effect the endorsement of death benefits payable under such policy to the beneficiary designated by Executive (above the cost recovery amount).

D. Bank may condition any payment of severance or other benefits under this Section 8 on the receipt of a written release; in form and substance reasonably satisfactory to Bank, pursuant to which Executive releases Bank and its affiliates, from any claims Executive might have against Bank arising out of Executive's employment with Bank except for accrued compensation under this Agreement, amounts payable under this Section 8 and any accrued indemnification rights Executive might have under Bank's charter or bylaws. In any case, Executive's rights to severance or other benefits under this Section 8 are conditioned on Executive's compliance with his obligations under Sections 9 and 10.

E. It is the intention of the parties that none of the payments to which Executive is entitled under this Agreement will constitute a "golden parachute payment" within the meaning of 12 U.S.C. Section 1828(k)(3) or implementing regulations of the OCC or FDIC, the payment of which is prohibited. Any payments made by Bank or Holding Company to or for the benefit of Executive pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with 12 U.S.C. Section 1828(k) and any regulations promulgated thereunder.

9. Non-Compete. Executive acknowledges the services Executive is to render are of a special and unusual character with a unique value to Bank, the loss of which cannot adequately be compensated by damages in an action at law. In view of the unique value to Bank of Executive's services and as a material inducement to Bank to enter into this Agreement and to pay to Executive the compensation provided for herein Executive covenants and agrees that during the employment of Executive hereunder and thereafter during the Non-compete Term, as defined below, Executive shall not, as a proprietor, shareholder, officer, director, partner, employee, principal, agent, consultant, advisor, organizer, or in any other capacity, for his own benefit or for or with any other person, firm or corporation whatsoever (other than Bank or an affiliate of Bank), directly or indirectly, work for, make a substantial investment, in or in any manner assist any financial institution located or being organized to conduct business in Bank's Market Area, as defined below, nor shall Executive, directly or indirect, solicit customers or business in Bank's Market Area on behalf of any financial institution, regardless of where such financial institution is located. As used in this Section 9:

A. The term "Non-compete Term" means the period following the date Executive's employment under this Agreement is terminated and during which Executive is receiving a salary or severance benefits under Section 8.B. and

B. The term "Bank's Market Area" means any county in which Bank has an office and any county contiguous thereto: provided the term shall not include any county in which Bank first opens an office after the termination of this Agreement.

Executive acknowledges that there is not adequate remedy at law in favor of Bank for breach of this Agreement by Executive and that Bank, in addition all other rights that may be available, shall have the right of specific performance in the event of breach, or of injunction in the event of any threatened breach.

10. Nondisclosure of Confidential Information. Executive shall not at any time or in any manner, directly or indirectly, use or disclose to any party any confidential information or proprietary data of Bank,, or any of its affiliates learned or obtained by executive while an employee of Bank, except (1) as required by judicial or administrative process; (2) after the confidential information has become generally available to the public through no breach of this agreement by Executive; or (3) with the prior written consent of Bank. In the event Executive violates this Section, and such violation is detrimental to Bank, Bank shall be entitled to pursue all remedies at law or in equity in any action or proceeding to enforce this Section. For purposes of this agreement, "confidential information" means material information of Bank, or it affiliates, disclosed to or known by Executive as a consequence of Executive's employment with Bank and not generally known in the financial services industry, that directly relates to Bank's business and that is detrimental to the Bank.

11. Reasonableness of Restriction. Executive has carefully read and considered the provision of Section 9 and 10, and, having done so, agrees that the restriction set forth in this section, including, but to limited to, the time period of restriction, are fair and reasonable and are reasonably required for the protection of Bank's interests. In the event that, notwithstanding the foregoing, any of the provisions of Section 9 and 10 shall be held in be invalid or unenforceable, the remaining provision shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included therein. In the event that any provision of Section 9 and 10 relating to the time period, the geographical restrictions and/or related aspects shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness the court deems reasonable and enforceable by the court shall be the maximum restriction in such regard and the restriction shall remain enforceable to the fullest extent deemed reasonable by the court.

12. Notices. Any notice to be given hereunder by either party shall be in writing and delivered personally or sent by certified mail, postage prepaid, return receipt requested, addressed as follows:

If to Bank:
First Security Bank of Lexington
318 East Main Street
Lexington, Kentucky 40507
Attention: Chairman of the Board

If to Executive:
R. Douglas Hutcherson
4514 Wolf Creek Parkway
Louisville, Kentucky 40241

Executive shall notify Bank of his change of address when he moves to Lexington, Kentucky.

13. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of Bank and the successors and assigns of Bank (whether by merger, acquisition, or consolidation). This Agreement may not be assigned by Executive.

14. Entire Agreement. This Agreement contains the entire agreement of the parties thereto with respect to the subject matter hereof and may not be amended or modified or supplemented except in writing signed by the parties hereto.

15. Waiver; Subsequent Breach. The failure of either Bank or Executive to enforce any provision of this Agreement shall not be construed as a waiver of such provision or the right thereafter to enforce the same, and no waiver of any breach shall be construed as an agreement to waive any subsequent breach of the same or any other provision.

16. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the Commonwealth of Kentucky.

17. Section Headings. The section headings contained herein are inserted for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

FIRST SECURITY BANCORP, INC.

/s/ Len Aldridge
BY: Len Aldridge
TITLE: Chairman of the Board

FIRST SECURITY BANK OF LEXINGTON, INC.

/s/ Len Aldridge
BY: Len Aldridge
TITLE: Chairman of the Board

/s/ R. Douglas Hutcherson
BY: R. DOUGLAS HUTCHERSON

Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction or State of Incorporation	Names Under Which Subsidiary Does Business
First Security Bank of Lexington, Inc. (1)	Kentucky	First Security Bank First Security Mortgage Company
Peoples Secure, LLC (2)	Kentucky	Peoples Secure, LLC
First Security Capital Management, Inc. (3)	Kentucky	First Security Capital Management, Inc.

1. As a state chartered bank, First Security Bank of Lexington, Inc. is organized under the laws of the Commonwealth of Kentucky.
2. Peoples Secure, LLC is a limited liability company that owns certain banking related software that it licenses to other financial institutions. First Security Bancorp, Inc. owns 50% of the members interest in this entity.
3. First Security Capital Management, Inc. is a wholly owned subsidiary of First Security Bank of Lexington, Inc. and to date has been inactive.

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
First Security Bancorp, Inc.

We consent to the incorporation by reference in the Form S-8 registration statement No. 333-98625 of First Security Bancorp, Inc. of our report dated February 6, 2004 which report appears in the December 31, 2003, annual report on Form 10-KSB of First Security Bancorp, Inc.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Lexington, Kentucky
March 24, 2004

Exhibit 31.1

FIRST SECURITY BANCORP, INC.

CERTIFICATION - PRESIDENT AND CHIEF EXECUTIVE OFFICER

I, R. Douglas Hutcherson, certify that:

1) I have reviewed this annual report on Form 10-KSB of First Security Bancorp, Inc.;

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4) The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) for the small business issuer and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5) The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 24, 2004

Signature /s/ R. Douglas Hutcherson
President and Chief Executive Officer

Exhibit 31.2

FIRST SECURITY BANCORP, INC.

CERTIFICATION - CHIEF FINANCIAL OFFICER

I, John G. Sullivan, certify that:

1) I have reviewed this annual report on Form 10-KSB of First Security Bancorp, Inc.;

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4) The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) for the small business issuer and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5) The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 24, 2004

Signature /s/ John G. Sullivan
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Security Bancorp, Inc. (the "Company") on Form 10-KSB for the period ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, R. Douglas Hutcherson, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 24, 2004

Signature /s/ R. Douglas Hutcherson
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Security Bancorp, Inc. (the "Company") on Form 10- KSB for the period ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John G. Sullivan, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of section 13(a) or
15(d) of the Securities and Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 24, 2004

Signature /s/ John G. Sullivan
Chief Financial Officer

FIRST SECURITY BANCORP

Downtown
[illegible]18 East Main Street
Lexington, Kentucky 40507
859 367.3700

Southland
[illegible]100 Southview Drive
Lexington, Kentucky 40503
859 367.3750

Tates Creek
[illegible]616 Walden Drive
Lexington, Kentucky 40517
859 367.3760

Palomar Centre
[illegible]750 Palomar Centre Drive
Lexington, Kentucky 40513
859 367.3770

First Security Mortgage
[illegible]90 Lowry Lane, Suite 120
Lexington, Kentucky 40503
859 277.5945

[illegible]5 South Fourth Street
Danville, Kentucky 40422
859 236.7290

First Security Capital Management
[illegible]18 East Main Street
Lexington, Kentucky 40507
859 367.3745

www.myfsb.net